Filed by StoneMor GP LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: StoneMor Partners L.P.

(Commission File No. 001-32270)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 4, 2019

StoneMor Partners L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-32270	80-0103159
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 Horizon Boulevard Trevose, Pennsylvania	19053
(Address of principal executive offices)	(Zip Code)

(215) 826-2800

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

First Amendment to Voting and Support Agreement

As previously disclosed, on September 27, 2018, StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), StoneMor GP Holdings LLC, a Delaware limited liability company and the sole member of GP (“GP Holdings”), and Hans Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub”), entered into a Merger and Reorganization Agreement (the “Merger Agreement”) pursuant to which, among other things, GP will convert from a Delaware limited liability company into a Delaware corporation to be named StoneMor Inc. (the “Company”) and Merger Sub will merge with and into the Partnership (the “Merger”) with the Partnership surviving and with the Company as its sole general partner.

As previously disclosed, in connection with the execution and delivery of the Merger Agreement, on September 27, 2018, the Partnership, GP, GP Holdings, Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII” and together with GP Holdings, the “ACII Entities”), Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”) and Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”) entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which, among other things, the Axar Entities were restricted from owning or acquiring more than 19.99% in aggregate of the outstanding common units representing limited partner interests in the Partnership (the “Common Units”) prior to the closing of the Merger.

On February 4, 2019, the Partnership, GP, GP Holdings, ACII and the Axar Entities entered into an amendment to the Voting and Support Agreement (the “First Amendment to Voting and Support Agreement”). The First Amendment to the Voting and Support Agreement permits the Axar Entities to acquire up to 27.49% in the aggregate of the outstanding Common Units prior to the closing of the Merger.

The foregoing description is qualified in its entirety by reference to the First Amendment to the Voting and Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated into this Current Report on Form 8-K by reference.

First Amendment to the Nomination and Director Voting Agreement

As previously disclosed, in connection with the execution and delivery of the Merger Agreement, on September 27, 2018, GP, GP Holdings, ACII and the Axar Entities entered into a nomination and director voting Agreement (the “Nomination and Director Voting Agreement”), pursuant to which, among other things, during the period commencing on the closing date of the Merger and ending on the date thirty days following the delivery of all requisite notices of immediate effective resignation from the board of directors of the Company (the “Standstill Termination Date”), the Axar Entities are restricted from owning or acquiring more than 19.99% in aggregate of the of the outstanding Common Units.

On February 4, 2019, GP, GP Holdings, ACII and the Axar Entities entered into an amendment to the Nomination and Director Voting Agreement (the “First Amendment to Nomination and Director Voting Agreement”). The First Amendment to the Nomination and Director Voting Agreement permits the Axar Entities to acquire up to 27.49% in the aggregate of the outstanding Common Units after the closing of the Merger until the Standstill Termination Date.

Eighth Amendment to the Credit Agreement

On February 4, 2019, the Partnership, StoneMor Operating LLC (the “Operating Company”), a wholly-owned subsidiary of the Partnership, the Subsidiaries (as defined in the Amended Credit Agreement) of the Operating Company (together with the Operating Company, “Borrowers”), the Lenders and Capital One, National Association (“Capital One”), as Administrative Agent (in such capacity, “Administrative Agent”) entered into an Eighth Amendment and Waiver to Credit Agreement (the “Eighth Amendment”) which further amended the Credit

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Agreement (as previously amended by that certain First Amendment to Credit Agreement dated as of March 15, 2017, Second Amendment and Limited Waiver dated July 26, 2017, Third Amendment and Limited Waiver effective August 15, 2017, Fourth Amendment to Credit Agreement dated as of September 29, 2017, Fifth Amendment to Credit Agreement dated as of December 22, 2017 but effective as of September 29, 2017, Sixth Amendment and Waiver to Credit Agreement dated as of June 12, 2018 and Seventh Amendment and Waiver to Credit Agreement dated as of July 13, 2018, the “Original Amended Agreement” and as amended by the Eighth Amendment, the “Amended Credit Agreement”), dated as of August 4, 2016, among the Borrowers, the Lenders from time to time party thereto, Capital One, as Administrative Agent, Issuing Bank and Swingline Lender, Citizens Bank, N.A., as Syndication Agent, and TD Bank, N.A. and Raymond James Bank, N.A., as Co-Documentation Agents. Capitalized terms not otherwise defined herein have the same meanings as specified in the Amended Credit Agreement.

The Eighth Amendment added to the Amended Credit Agreement a separate last out revolving credit facility (the “Tranche B Revolving Credit Facility”) in the aggregate amount of $35.0 million to be provided by certain affiliates of Axar Capital Management as the initial lenders under the Tranche B Revolving Credit Facility (the “Tranche B Revolving Lenders”) on the following terms (as further detailed in the Eighth Amendment):

•

the aggregate amount of the Tranche B Revolving Commitments is $35.0 million; such Commitments may be utilized in the amount of $15.0 million on the Eighth Amendment effective date and in the amount of $5.0 (or integral multiples thereof) from time to time until April 30, 2019, provided that any borrowings resulting in the outstanding principal amount of the Tranche B Revolving Credit Facility exceeding $25.0 million require, as a condition to such borrowings, that the Partnership receive a fairness opinion with respect to the Tranche B Revolving Credit Facility;

•	the Tranche B Revolving Credit Facility Maturity Date is one business day after the maturity date of the original revolving credit facility (the “Tranche A Revolving Credit Facility”);

•	the interest rate applicable to the loans made under the Tranche B Revolving Credit Facility is 8.00% per annum, payable quarterly in arrears;

•

borrowings under the Tranche B Revolving Credit Facility on the effective date of the Eighth Amendment (the “Eighth Amendment Effective Date”) are subject to an original issue discount in the amount of $0.7 million; and

•	upon the repayment or prepayment of the Tranche B Revolving Credit Facility in full, the Tranche B Revolving Lenders will receive additional interest in the amount of $0.7 million.

The Eighth Amendment also amended certain terms of the Original Amended Agreement to:

•	reduce the Tranche A Revolving Credit Availability Period to end on the Eighth Amendment Effective Date, which precludes borrowings under the Tranche A Revolving Credit Facility after such date;

•

reduce the amount of the Letter of Credit Sublimit from $15.0 million to $9.4 million, plus the principal amount of loans under the Tranche A Revolving Credit Facility that become subject to optional prepayment after the Eighth Amendment Effective Date, and permit the issuance of letters of credit under the Tranche A Revolving Credit Facility after the Eighth Amendment Effective Date;

•

modify the Tranche A Revolving Credit Facility Maturity Date to be the earlier of (i) May 1, 2020 and (ii) the date that is six months prior to the earliest scheduled maturity date of any outstanding Permitted Unsecured Indebtedness;

•

redetermine the Applicable Rate to be 4.50% for Eurodollar Rate Loans and 3.50% for Base Rate Loans from the Eighth Amendment Effective Date to February 28, 2019; 4.75% and 3.75%, respectively, from March 1, 2019 to March 31, 2019; 5.50% and 4.50%, respectively, from April 1, 2019 to April 30, 2019; 5.75% and 4.75%, respectively, from May 1, 2019 to May 31, 2019; and 6.00% and 5.00%, respectively, from June 1, 2019;

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•	discontinue the accrual of the commitment fee after the Eighth Amendment Effective Date;

•

provide for ticking fees assessed on the amount of outstanding loans made under the Tranche A Revolving Credit Facility (the “Tranche A Revolving Loans”) and payable to the Tranche A Revolving Lenders (i) in-kind, by increasing the outstanding principal amount of such Lender’s Tranche A Revolving Loans (“PIK”) or (ii) in cash, in the following amounts and on the following dates:

•	3.00% on July 1, 2019, of which (x) 2.00% shall PIK and (y) 1.00% shall be payable in cash, unless the Required Lenders agree to PIK;

•	1.00% on August 1, 2019, payable in cash, unless the Required Lenders agree to PIK;

•	1.00% on September 1, 2019, payable in cash, unless the Required Lenders agree to PIK; and

•	1.00% on October 1, 2019, PIK;

•

amend the definition of “Consolidated Net Income” for purposes of calculating the Consolidated EBITDA to exclude, for the time period from January 1, 2018 to January 1, 2019, (i) any non-recurring charges for adjustments made to cost of goods sold for merchandise inventory impairment related to excess and damaged inventory of the Partnership or a subsidiary thereof in an amount not to exceed $5.0 million and (ii) any non-recurring charges for the establishment of liability reserves required for future obligations of the Partnership or a subsidiary thereof to deliver allocated merchandise to customers in an amount not to exceed $15.0 million;

•

amend the definition of “Consolidated EBITDA” for purposes of calculating the financial covenant to (i) adjust the limit on add backs for non-recurring cash expenses, losses, costs and charges to $17.0 million for each Measurement Period ended on or after April 1, 2018 and (ii) remove a separate add back for non-recurring cash expenses, costs and charges relating to “non-ordinary course of business” legal matters;

•

remove the Consolidated Secured Net Leverage Ratio and Consolidated Fixed Charge Coverage Ratio and replace them with a covenant requiring the Partnership to ensure that its Consolidated EBITDA is not less than the following amounts for the four quarters ending on the following dates: (i) $18.0 million for the period ended March 31, 2018; (ii) $13.0 million for the period ended June 30, 2018; (iii) $2.5 million for the period ended September 30, 2018; (iv) ($3.0 million) for the period ended December 31, 2018; (v) $1.0 million for the period ending March 31, 2019; (vi) $3.5 million for the period ending June 30, 2019; (vii) $8.0 million for the period ending September 30, 2019; (viii) $8.25 million for the period ending December 31, 2019; and (ix) $9.25 million for the period ending March 31, 2020;

•

provide for mandatory prepayments in an amount equal to 100% of the net cash proceeds from (i) sale/leaseback transactions and certain other permitted dispositions of assets and (ii) incurrence of certain indebtedness (including any indebtedness not permitted under the Amended Credit Agreement) in an amount exceeding $5.0 million;

•	extend the deadline for filing the Partnership’s Form 10-Q for the period ended March 31, 2018 to February 6, 2019 and for the periods ended June 30, 2018 and September 30, 2018 to February 15, 2019;

•

add a covenant requiring the Partnership and the Administrative Borrower to use their reasonable best efforts to consummate the transactions contemplated under the Merger Agreement by May 15, 2019 (the “C-Corporation Conversion”); modify the definition of “Change in Control” and several covenants, including but not limited to reporting covenants and covenants restricting fundamental changes, dispositions, investments, acquisitions and transactions with affiliates to permit the C-Corporation Conversion and to permit the Partnership to be a wholly-owned subsidiary of the Company;

•

add a covenant requiring the Administrative Borrower to engage Houlihan Lokey or any other acceptable financial advisor by no later than the second business day after the Eighth Amendment Effective Date to advise it in the arrangement of the refinancing in full of the obligations with respect to the Tranche A Revolving Credit Facility;

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•

add a covenant requiring the Administrative Borrower to retain Carl Marks & Co. or another acceptable consultant of recognized national standing on or prior to the Eighth Amendment Effective Date, who shall (i) assist the Administrative Borrower in further developing its financial planning and analysis function; (ii) prepare a detailed analysis of G&A expenses and other overhead and develop cost savings initiatives and (iii) present a monthly written update to the Administrative Agent and the Lenders on progress; and

•	amend other provisions of the Original Amended Agreement in connection with the foregoing.

In addition, in the Eighth Amendment, the Administrative Agent and Lenders party thereto waived existing defaults under the Original Amended Agreement as a result of the Partnership’s failure to (i) deliver the financial statements for the periods ended March 31, 2018, June 30, 2018 and September 30, 2018 and the related compliance certificates; (ii) comply with the Facility’s maximum Consolidated Secured Net Leverage Ratio for each period ended June 30, 2018, September 30, 2018 and December 31, 2018 (iii) comply with the Facility’s minimum Fixed Charge Coverage Ratio for each period ended June 30, 2018, September 30, 2018 and December 31, 2018; and (iv) inaccuracies in representations and warranties resulting from such defaults. The effectiveness of the Eighth Amendment was subject to the satisfaction of certain conditions, including the payment to the Tranche A Revolving Lenders of a fee in the aggregate amount of $0.8 million.

The foregoing summary of the Eighth Amendment is not intended to be complete and is qualified in its entirety by reference to the Eighth Amendment, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

This information set forth under Item 1.01 above is hereby incorporated into this Item 2.03 by reference.

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Item 7.01	Regulation FD Disclosure.

On February 4, 2019, the Partnership issued a press release announcing its entry into the Eighth Amendment to the Credit Agreement, among other things. The full text of the press release is included as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 and the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events.

(i) To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

(ii) In connection with the events described in this Form 8-K, the Partnership is providing the risk factors set forth below:

There can be no assurance that the proposed C-Corporation Conversion will be approved and ultimately consummated or that the anticipated benefits of any such transactions will be realized.

The Merger Agreement contains certain termination rights and customary closing conditions, including unitholder approval, and other third party approvals. We cannot predict whether or when the proposed transactions will be approved by the requisite vote of the unitholders or other conditions precedent will be satisfied. Any changes in the market prices of our common units could affect whether the securityholders ultimately approve the proposed transactions. If the conditions precedent to closing the C-Corporation Conversion are not satisfied or waived, the C-Corporation Conversion will not occur, which may cause the market price of our common units to decline.

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Uncertainties about the timing and effect of the proposed transactions may have an adverse effect on us. These uncertainties may have negative impacts on the market price of our common units, our businesses and financial results.

If the C-Corporation Conversion does not occur, we will not benefit from the expenses we have incurred in the pursuit of the C-Corporation Conversion.

The C-Corporation Conversion may not be completed. If the C-Corporation Conversion is not completed, we will have incurred substantial expenses for which we will have received no ultimate benefit. We expect to incur conversion-related expenses consisting of independent advisory, legal and accounting fees, and financial printing and other related charges, much of which may be incurred even if the C-Corporation Conversion is not completed.

Our substantial level of indebtedness could materially adversely affect our ability to fulfill our debt obligations and to operate our business.

We have a substantial amount of debt, which requires significant interest and principal payments. As of February 4, 2019, we had approximately $165.2 million of total debt outstanding on Tranche A Revolving Credit Facility, which includes letters of credit totaling approximately $9.4 million and approximately $155.7 million outstanding principal amount of Tranche A Revolving Loans, and $15 million of total debt outstanding under our Tranche B Revolving Credit Facility. We utilize our credit facility to finance our operations. In addition, as of February 4, 2019, we had $175.0 million aggregate principal amount of 7.875% Senior Notes due 2021 outstanding.

Leverage makes us more vulnerable to economic or business downturns and our cash flow available for operations is reduced by the cash flow we must dedicate to servicing our debt obligations. The amount of indebtedness we have could limit our flexibility in planning for, or reacting to, changes in the markets in which we compete, limit our ability to obtain additional financing, if necessary, for working capital expenditures, acquisitions or other purposes, and require us to dedicate more cash flow to service our debt than we desire. Our ability to satisfy our indebtedness as required by the terms of our debt will be dependent on, among other things, the successful execution of our long-term strategic plan. Our ability to incur additional debt is constrained by provisions contained in our existing debt documents.

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We may not be able to secure refinancing for our existing indebtedness prior to maturity thereof.

Indebtedness under our Tranche A Revolving Credit Facility has a fixed maturity on May 1, 2020. Indebtedness under our Tranche B Revolving Credit Facility becomes due and payable on May 4, 2020. Our Amended Credit Agreement also requires us to undertake prompt efforts to seek to consummate its refinancing, including provisions that require the payment of ticking fees if we have not refinanced the facility prior to July 1, 2019 and on specified dates thereafter. In addition, the $175 million aggregate principal amount of our 7.875% Senior Notes is due on June 1, 2021. Although we will be seeking to refinance our credit facility prior to July 1, 2019, or in any event prior to maturity, such efforts may not be successful. If we are unable to secure refinancing for our credit facility indebtedness before maturity, we may be required to seek an extension from our lenders, which may not be obtainable, or may need to effect a comprehensive restructuring of our outstanding indebtedness.

Restrictions in our existing debt agreements prohibit our ability to make distributions to you or capitalize on acquisition, disposition and other business opportunities. Our General Partner suspended distributions during the first quarter of 2017 and does not expect to resume distributions until our indebtedness is refinanced.

The operating and financial restrictions and covenants in our credit facility and senior notes, and the indenture pursuant to which they were issued, restrict our ability to finance future operations or capital needs, including working capital, or to expand or pursue our business activities. For example, our indenture and our credit facility contain covenants that restrict or limit our ability to:

•	enter into any agreement of merger or acquisition;

•	sell, transfer, assign or convey assets;

•	grant certain liens;

•	incur or guarantee additional indebtedness;

•	make certain loans, advances and investments;

•	declare and pay dividends and distributions;

•	enter into transactions with affiliates; and

•	make voluntary payments or modifications of certain indebtedness.

In addition, our credit facility contains a covenant requiring us to maintain certain minimum EBITDA levels. Restrictions in our debt agreements also limit our ability to obtain future financings and require we use proceeds from most dispositions to prepay loans which cannot be re-borrowed.

Our ability to comply with the covenants and restrictions contained in our senior notes and the indenture pursuant to which they were issued and in our credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions continue to deteriorate, our ability to comply with these covenants may be impaired.

In addition, our credit facility currently prohibits us from making distributions to our unitholders. The Amended Credit Agreement prohibits us from making distributions to unitholders unless we have at least $25.0 million in availability under the Tranche A Revolving Credit Facility and maintain a consolidated leverage ratio of not greater than 7.50:1.00, neither test can be satisfied currently or for the foreseeable future.

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If we violate any of the restrictions, covenants, ratios or tests in our Amended Credit Agreement or the indenture pursuant to which the senior notes were issued, or fail to pay amounts thereunder when due, the lenders will be able to accelerate the maturity of all borrowings thereunder, cause cross-default and demand repayment of amounts outstanding, and our Tranche B Revolving Lenders’ commitment to make further loans to us under the Tranche B Revolving Credit Facility may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our debt obligations or any new indebtedness could have similar or greater restrictions.

Our inability to timely file periodic reports that we are required to file under the Securities Exchange Act of 1934, as amended, may adversely affect our liquidity, the market for our common units and our business reputation.

Concurrently with this Form 8-K, we are filing our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “First Quarter 10-Q”) more than eight months after it was due. Because of the time required to complete and file the First Quarter 10-Q, we also were unable to timely file our Quarterly Reports on Form 10-Q for the Quarters ended June 30, 2018 (the “Second Quarter 10-Q”) and September 30, 2018 (the “Third Quarter 10-Q”).

Under the terms of our Amended Credit Agreement, we are required to deliver (a) the unaudited financial statements included herein on or before February 6, 2019 and (b) the unaudited financial statements that will be included in the Second Quarter 10-Q and the Third Quarter 10-Q on or before February 15, 2019.

We expect to be able to deliver the unaudited financial statements required to be included in the Second Quarter 10-Q and the Third Quarter 10-Q by the specified date, but there is no assurance that we will be able to do so. If we do not timely deliver the unaudited financial statements that will be included in those reports, then as a result of the event of default under the Amended Credit Agreement: (i) each Lender’s respective commitments under the Amended Credit Agreement, including commitments of the Tranche B Revolving Lenders to make loans thereunder, may be terminated effective immediately, and (ii) the loans then outstanding and all fees and other obligations due under the Amended Credit Agreement and the other Loan Documents (as defined in the Amended Credit Agreement) may become immediately due and payable in whole or in part. In addition, regardless of whether either of these remedies is exercised, the Lenders would have the right to increase the interest rate on all loans outstanding under the Credit Agreement by 2%.

In addition, pursuant to the indenture under which our 7.875% Senior Notes due 2021 (the “Notes”) were issued (the “Indenture”), we were required to file the First Quarter 10-Q with the SEC (or furnish to the holders of the Notes (the “Holders”), with a copy to the trustee under the Indenture (the “Trustee”), the financial information that would be required to be contained in the First Quarter 10-Q) on or before May 15, 2018, and we were required to file the Second Quarter 10-Q and the Third Quarter 10-Q with the SEC (or so furnish the financial information required to be included therein) on or before August 14, 2018 and November 14, 2018, respectively. Our failure to comply with the deadline for the First Quarter 10-Q, the Second Quarter 10-Q and the Third Quarter 10-Q constituted a default under the Indenture that we will have 120 days after any written notice of such default is given to us by the Trustee of the Holders of at least 25% in aggregate principal amount of the Notes to cure by filing such report with the SEC.

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As previously disclosed, we received on April 3, 2018 a notice from NYSE Regulation, Inc. (the “NYSE”) indicating that we were not in compliance with the NYSE’s continued listing requirements as a result of the delay in filing our Annual Report on Form 10-K for the Year Ended December 31, 2017, and we remain non-compliant as a result of our failure to file the Second Quarter 10-Q and Third Quarter 10-Q by August 14, 2018 and November, 14, 2018, respectively. Although the NYSE’s guidelines provide for an initial six-month period in which to cure a filing delinquency, the NYSE reserves the right to commence suspension or delisting procedures at any time following a filing delinquency. On January 31, 2019, we received a letter from NYSE granting us an additional four month trading period until April 3, 2019 as well as their ongoing review of us to achieve compliance. There can be no assurance that we will be able to file the Second Quarter 10-Q and Third Quarter 10-Q before the NYSE acts to suspend trading in or delist our common units.

As a result of our inability to timely file our periodic reports under the Exchange Act, we will not be eligible to use Form S-3 registration statements until we have timely filed such periodic reports with the SEC for a period of twelve months.

We filed our Annual Reports on Form 10-K for the years ended December 31, 2016 and 2017, approximately six and three months, respectively, after they were due. We also were unable to timely file our Quarterly Reports on Form 10-Q for the Quarters Ended March 31, 2017, June 30, 2017 and September 30, 2017 when they were due.

The cumulative effect of these delayed filings may also affect the market for our common units if investors are unwilling to purchase our common units due to these filing deficiencies. The unavailability of Form S-3 registration statements may also impact our ability to raise capital in the public markets. In addition, our inability to timely file our periodic reports and the conclusion that our internal control over financial reporting is ineffective may adversely affect our reputation among investors, securities analysts, customers, regulators, prospective employees and others with whom we interact on a regular basis.

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed reorganization, StoneMor GP LLC (to be converted into a corporation named StoneMor Inc. (“StoneMor GP”)) and StoneMor Partners L.P. (the “Partnership”) will jointly file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of StoneMor GP and a proxy statement of the Partnership. StoneMor GP and the Partnership also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the unitholders of the Partnership. INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED REORGANIZATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. Investors and unitholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about StoneMor GP and the Partnership once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on their internet website at www.stonemor.com or by contacting their Investor Relations Department at (215) 826-2945.

Participants in the Solicitation

The Partnership, StoneMor GP, and its directors and certain of its members and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in connection with the proposed transaction. Information about the directors and executive officers of StoneMor GP is set forth in the Partnership’s Annual Report on Form 10-K which was filed with the SEC on July 17, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing) and whether and when the transactions contemplated by the merger and reorganization agreement will be consummated, are forward-looking statements within the meaning of federal securities laws. The Partnership and StoneMor GP believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this communication. Such factors include, but are not limited to: the failure of the unitholders of the Partnership to approve the proposed reorganization; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; the inability to obtain or delay in obtaining cost savings and synergies from the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of StoneMor Inc. following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

The Partnership and StoneMor GP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in the Partnership’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the Partnership, StoneMor GP, the proposed transaction or other matters attributable to the Partnership, StoneMor GP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, the Partnership and StoneMor GP undertake no obligation to publicly update or revise any forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of the Exhibit

10.1	First Amendment to Voting and Support Agreement, dated February 4, 2019, by and among StoneMor Partners L.P., StoneMor GP LLC, and the unitholders of StoneMor Partners L.P. named therein.

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Exhibit Number	Description of the Exhibit

10.2	Eighth Amendment and Waiver to Credit Agreement, effective as of February 4, 2019, by and among StoneMor Partners L.P., StoneMor Operating LLC, the other Borrowers party thereto, Capital One, National Association, as Administrative Agent, and the Required Lenders party thereto.

99.1	Press Release, dated as of February 4, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STONEMOR PARTNERS L.P.

	By:	StoneMor GP LLC,
its general partner

Date: February 4, 2019	By:	/s/ Joseph M. Redling
	Name:	Joseph M. Redling
	Title:	President and Chief Executive Officer

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Exhibit 10.1

EXECUTION VERSION

FIRST AMENDMENT TO VOTING AND SUPPORT AGREEMENT

This FIRST AMENDMENT TO VOTING AND SUPPORT AGREEMENT (this “Amendment”) is entered into on February 4, 2019 (the “Execution Date”), by and among Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP, LLC, a Delaware limited liability company (“Axar GP”), Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (the “Axar Funds,” and together with Axar and Axar GP, the “Axar Entities”), Robert B. Hellman, Jr., in his capacity as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors, LLC (“ACII”), and StoneMor GP Holdings LLC, a Delaware limited liability company (“GP Holdings” and together with ACII, the “ACII Entities”) and StoneMor GP LLC, a Delaware limited liability company (the “Company”) and StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”). The Axar Entities, the ACII Entities, the Company, the Partnership and each Permitted Transferee (as hereinafter defined) are sometimes referred to herein collectively as the “Parties,” and individually as a “Party.”

RECITALS

1.	The Parties entered into that certain Voting and Support Agreement on September 27, 2018 (the “Agreement”).

2.	Pursuant to Section 5.2 of the Agreement, the Agreement may be amended in writing by the Parties.

3.	The Parties desire to make certain amendments to the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

AMENDMENTS

1.1 Restrictions on Transfers and Other Actions. Section 1.3(a) of the Agreement is hereby amended and restated in its entirety as follows:

“Each of the ACII Entities and the Axar Entities hereby agrees that, from the date hereof until the Expiration Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, except in connection with the consummation of the Reorganization or as expressly contemplated by the Merger Agreement, (i) Transfer any Securities Beneficially Owned or owned of record by such Party or such Party’s Affiliates; provided, however, that the foregoing restriction shall not apply to Transfers between or among a Party and its Affiliates (each, a “Permitted Transferee”) provided that, in the case of a Transfer from a Party to one or more of such Party’s Affiliates, such transferee executes and delivers to the Company a joinder agreement in the form of Exhibit B hereto, (ii) deposit any Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) initiate, participate in, or knowingly encourage or facilitate any litigation or other proceeding challenging or seeking to enjoin or prevent the Reorganization or the Merger Agreement or any Merger Proposal, or (iv) acquire additional Securities in the Partnership if such acquisition could cause such Party, together with its Affiliates (other than the Company and its Affiliates), to own beneficially in excess of 19.99%, with respect to the ACII Entities, or 27.49%, with respect to the Axar Entities, of any Partnership Securities (as defined in the Partnership Agreement) of any class then outstanding; provided, however, that Axar, ACII and their respective Affiliates shall have the right to participate pro rata, based on their respective ownership percentage of the issued and outstanding equity interests of the Partnership, in any equity capital raise of the Partnership or its Affiliates (unless such participation could cause such Party, together with its Affiliates (other than the Company and its Affiliates), to own beneficially in excess of 19.99%, with respect to the ACII Entities, or 27.49%, with respect to the Axar Entities, of any Partnership Securities of any class then outstanding). In addition, each of the Axar Entities hereby agrees that, from the date hereof until the Expiration Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, except in connection with the consummation of the Reorganization or as expressly contemplated by the Merger Agreement and the Nomination and Director Voting Agreement by and among the Company, the Axar Entities and the ACII Entities (the “Director Voting Agreement”) and provided that the Company is not in breach of the Merger Agreement and the Company and the ACII Entities are not in breach of the Director Voting Agreement, in each case which breach is not cured within ten (10) days following receipt by the breaching party of written notice of such breach, (v) participate in solicitations of proxies with respect to any Securities of the Partnership, (w) except with the prior consent of the Company, make public announcements regarding the Reorganization or other extraordinary transactions involving the Partnership or its Affiliates, (x) seek representation on the board of directors of the Company (the “Company Board”) or take any actions to control or influence management of the Company or the Company Board, (y) participate in, create or join any “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any Securities, or (z) agree to take or publicly propose any of the foregoing actions. For purposes of this Agreement, “Transfer” means directly or indirectly, to sell, transfer (by gift or otherwise), assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer (by gift or otherwise), assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise). Any Transfer in violation of this Section 1.3 shall be null and void.”

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ARTICLE II

MISCELLANEOUS PROVISIONS

2.1 Certain Defined Terms. Capitalized terms used in this Amendment that are not defined in the text of the body of this Amendment shall have the meanings given such terms in the Agreement.

2.2 No Other Amendments. All provisions of the Agreement, unless amended by this Amendment, shall remain unchanged.

2.3 Counterparts. This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4 Miscellaneous. Sections 5.1 through 5.13 of the Agreement shall apply to this Amendment mutatis mutandis.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

AXAR CAPITAL MANAGEMENT, LP

By:	Axar GP, LLC, its general partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR MASTER FUND, LTD.

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Person

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Trustee

STONEMOR GP HOLDINGS LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

STONEMOR PARTNERS L.P.

By:	StoneMor GP LLC, its general partner

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

Exhibit 10.2

Execution Version

EIGHTH AMENDMENT AND WAIVER

TO CREDIT AGREEMENT

This EIGHTH AMENDMENT AND WAIVER TO CREDIT AGREEMENT (this “Amendment and Waiver”), dated as of February 4, 2019, is entered into by and among STONEMOR OPERATING LLC, a Delaware limited liability company (the “Administrative Borrower”), the other Borrowers party hereto, the Lenders party hereto and CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent (in such capacity, the “Administrative Agent”).

WHEREAS, the Borrowers, the lenders party thereto and the Administrative Agent entered into that certain Credit Agreement dated as of August 4, 2016 (as amended prior to the date hereof, the “Credit Agreement”; unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Credit Agreement (as amended hereby)), whereby such lenders have extended credit to the Borrowers on the terms and subject to the conditions described therein;

WHEREAS, Events of Default (the “Specified Events of Default”) exist under Article VII of the Credit Agreement resulting from (i) the failure by the Partnership to timely prepare and the failure of the Administrative Borrower to timely deliver the financial statements required under Section 5.01(b)(i) of the Credit Agreement and the related Compliance Certificate required under Section 5.01(c) of the Credit Agreement for the Fiscal Quarters ending March 31, 2018, June 30, 2018 and September 30, 2018, (ii) the failure by the Partnership to comply with the maximum Consolidated Secured Net Leverage Ratio covenant set forth in Section 6.12(a) of the Credit Agreement for each period ending June 30, 2018, September 30, 2018 and December 31, 2018; (iii) the failure by the Partnership to comply with the minimum Consolidated Fixed Charge Coverage Ratio covenant set forth in Section 6.12(c) of the Credit Agreement for each period ending June 30, 2018, September 30, 2018 and December 31, 2018; (iv) the failure of the Loan Parties to comply with Section 5.06(a) of the Credit Agreement as a result of the failure to prepare financial statements specified in clause (i) above; (v) any Event of Default under clause (g) of Article VII of the Credit Agreement which may occur or have occurred as a result of the non-compliance by the Borrower with Section 4.02(a)(1) of the High Yield Note Indenture to the extent such non-compliance results solely from the failure to deliver financial information for the first three fiscal quarters of Fiscal Year 2018 without notice having been issued prior to the Eighth Amendment Effective Date by the holder or holders of any Material Indebtedness pursuant to Section 6.01(e) of the High Yield Note Indenture; and (vi) any inaccuracy of representations and warranties of the Borrowers set forth in Section 3.14 and Section 3.19 of the Credit Agreement to the extent such inaccuracy results solely from the events described in clauses (i) through (v) above;

WHEREAS, the Borrowers have requested that the Administrative Agent and the Required Lenders, and the Administrative Agent and Required Lenders party hereto have agreed to, waive the Specified Events of Default and to make certain other modifications to the Credit Agreement to, among other things, add an additional revolving credit facility to the Credit Agreement and permit extensions of credit from time to time outstanding thereunder, subject to the terms and conditions as set forth in this Amendment and Waiver.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1. Waiver.

Subject to the terms, and the timely satisfaction of each of the conditions precedent in Section 4 of this Amendment and Waiver, the Administrative Agent and the Lenders party hereto, which constitute the Required Lenders, hereby waive the Specified Events of Default.

2. Amendments to the Credit Agreement. As of the Eighth Amendment Effective Date, and subject to the terms, and the timely satisfaction of each of the conditions precedent in Section 4 of this Amendment and Waiver, the Credit Agreement is hereby amended as follows:

(a) The Credit Agreement shall be amended by deleting the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and by adding the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) in the form set out in Annex A hereto.

(b) Schedule 2.01 (Commitments) to the Credit Agreement is hereby amended and restated in its entirety in the form set out on Annex B hereto as Schedule 2.01(a) (Tranche A Revolving Commitments).

(c) Schedule 2.01(b) (Tranche B Revolving Commitments) attached as Annex C hereto is hereby inserted into the Schedules to the Credit Agreement in its appropriate numerical location.

(d) Exhibit A (Form of Assignment and Assumption) to the Credit Agreement is hereby amended and restated in its entirety in the form set out on Annex D hereto.

(e) Exhibit D-1 (Form of Borrowing Request) to the Credit Agreement is hereby amended and restated in its entirety in the form set out on Annex E hereto.

(f) Exhibit D-2 (Form of Interest Election Request) to the Credit Agreement is hereby amended and restated in its entirety in the form set out on Annex F hereto.

(g) Exhibit E (Form of Promissory Note) to the Credit Agreement is hereby amended and restated in its entirety in the form set out on Annex G hereto.

(h) Exhibit F (Form of Compliance Certificate) to the Credit Agreement is hereby amended and restated in its entirety in the form set out on Annex H hereto.

3. Joinder; Original Issue Discount; Expenses. From and after the Eighth Amendment Effective Date, each Tranche B Revolving Lender executing this Amendment shall become a party to the Credit Agreement and have the rights and obligations of a Tranche B Revolving Lender thereunder and under the other Loan Documents and shall be bound by the provisions thereof. The Borrowers acknowledge and agree that they will receive proceeds of the Tranche B Revolving Loans on the Eighth Amendment Effective Date from the Tranche B Revolving Lenders net of $700,000. Such discount (the “Eighth Amendment Closing OID”) will be treated as original issue discount on such Tranche B Revolving Loans for U.S. federal income tax purposes and will reduce the net issue price of such Tranche B Revolving Loans. The Borrowers shall pay all reasonable and documented out-of-pocket expenses incurred by the Tranche B Revolving Lenders (including the reasonable fees, charges and disbursements of counsel for the Tranche B Revolving Lenders) in connection with the negotiation, execution and delivery of this Amendment and Waiver (a) invoiced at least two (2) Business Days before the Eighth Amendment Effective Date and (b) an additional amount invoiced thereafter not to exceed $25,000.

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4. Conditions Precedent. The waiver of the Specified Events of Default set forth in Section 1 and the amendments to the Credit Agreement set forth in Section 2 shall become effective upon the satisfaction of the following conditions precedent (including, without limitation, that each document to be received by the Administrative Agent shall be in form and substance satisfactory to the Administrative Agent and, to the extent applicable, the Tranche B Revolving Lenders) (such date, the “Eighth Amendment Effective Date”):

(a) receipt by the Administrative Agent of this Amendment and Waiver, duly executed and delivered by the Borrowers and the Required Lenders and each of the Tranche B Revolving Lenders;

(b) receipt by the Administrative Agent of a Borrowing Request requesting a Tranche B Revolving Loan Borrowing in an aggregate principal amount of $15,000,000 duly executed by the Administrative Borrower;

(c) receipt by the Administrative Agent of a reaffirmation of guaranty and security, substantially in the form attached as Schedule 1 hereto, duly executed and delivered by each Guarantor;

(d) receipt by the Tranche B Revolving Lenders of the Tranche B Letter Agreement, duly executed and delivered by the Borrowers and the Tranche B Revolving Lenders;

(e) each of the representations and warranties made by the Borrowers in Section 6 hereof shall be true and correct in all material respects on and as of the Eighth Amendment Effective Date with the same force and effect as if made on and as of the Eighth Amendment Effective Date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date), and the Administrative Agent shall have received a certificate of a Responsible Officer to that effect, dated the Eighth Amendment Effective Date; provided, that to the extent any such representation or warranty specifically refers to an earlier date, such representation and warranty was true and correct in all material respects on and as of such earlier date; provided, further, that any representation or warranty that is qualified as to “materiality” or “Material Adverse Effect” or similar language was true and correct (after giving effect to any qualification therein) in all respects on such respective dates;

(f) the Administrative Agent shall have received on or before the Eighth Amendment Effective Date, for the account of each Tranche A Revolving Lender that consents to this Amendment and Waiver, a waiver fee in an amount equal to 50 bps of such Lender’s Tranche A Revolving Credit Exposure on such date and all other fees and expenses due and payable pursuant to this Amendment and Waiver and other Loan Documents on or before the date hereof, including, without limitation, fees and expenses of Hunton Andrews Kurth LLP, FTI Consulting Inc. and Freshfields Bruckhaus Deringer US LLP;

(g) subject to the subordination terms and provisions set forth in the Credit Agreement (as amended hereby), the Tranche B Revolving Lenders shall have received on or before the Eighth Amendment Effective Date all fees and expenses due and payable pursuant to this Amendment and Waiver and other Loan Documents on or before the date hereof, including fees and expenses of Schulte Roth & Zabel LLP;

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(h) receipt by the Administrative Agent of satisfactory opinions of the Loan Parties’ counsel delivered to the Administrative Agent and the Lenders in form and substance satisfactory to the Administrative Agent and Tranche B Revolving Lenders;

(i) receipt by the Administrative Agent of the results of satisfactory searches for any effective UCC financing statements filed against the Loan Parties in such jurisdictions as the Administrative Agent or Tranche B Revolving Lenders may reasonably request, which results shall not show any such Liens (other than Liens permitted by Section 6.02 of the Credit Agreement);

(j) receipt by the Administrative Agent of all Mortgages and Mortgage Instruments with respect to real property of the Loan Parties as Administrative Agent or Tranche B Revolving Lenders may reasonably request in form and substance satisfactory to the Administrative Agent and Tranche B Revolving Lenders;

(k) the timely satisfaction or waiver of each of the applicable conditions precedent in Section 4.02 of the Credit Agreement;

(l) the Administrative Agent shall have received, prior to 12:00 noon on the date hereof an amount equal to $14,300,000 (the amount of the Tranche B Revolving Loan Borrowing on the Eighth Amendment Effective Date net of the Eighth Amendment Closing OID) in immediately available funds on account of the initial Tranche B Revolving Loan Borrowing (which shall be the confirmation of the Tranche B Revolving Lenders that all the conditions precedent to the effectiveness of the Amendment and Waiver are satisfied), which amount shall be applied by the Administrative Agent in accordance with Section 2.06 of the Credit Agreement; and

(m) receipt by the Administrative Agent of certificates evidencing the maintenance of insurance with financially sound and reputable insurance companies covering the period ending no earlier than December 31, 2019 on real and personal property of the Partnership and each of its Subsidiaries as required under the Transaction Documents in such form and amounts and against such risks and such other hazards as required by the Transaction Documents, and including, without limitation, endorsements naming the Administrative Agent as a mortgagee, lender loss payee or additional insured, as applicable.

5. Consent, Acknowledgement and Reaffirmation of Indebtedness and Liens. By its execution hereof, each Loan Party, in its capacity under each of the Loan Documents to which it is a party (including the capacities of debtor, guarantor, grantor and pledgor, as applicable, and each other similar capacity, if any, in which such party has granted Liens on all or any part of its properties or assets, or otherwise acts as an accommodation party, guarantor, indemnitor or surety with respect to all or any part of the Secured Obligations), hereby:

(a) expressly consents to the amendments and modifications to the Credit Agreement effected hereby;

(b) expressly confirms and agrees that, notwithstanding the effectiveness of this Amendment and Waiver, each Loan Document to which it is a party is, and all of the obligations and liabilities of such Loan Party to the Administrative Agent, the Lenders and each other Secured Party contained in the Loan Documents to which it is a party (in each case, as amended and modified by this Amendment and Waiver), are and shall continue to be, in full force and effect and are hereby reaffirmed, ratified and confirmed in all respects and, without limiting the foregoing, agrees to be bound by and abide by and operate and perform under and pursuant to and comply fully with all of the terms, conditions, provisions, agreements, representations, undertakings, warranties, indemnities, guaranties, grants of security interests and covenants contained in the Loan Documents;

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(c) to the extent such party has granted Liens or security interests on any of its properties or assets pursuant to any of the Loan Documents to secure the prompt and complete payment, performance and/or observance of all or any part of its Secured Obligations to the Administrative Agent, the Lenders, and/or any other Secured Party, acknowledges, ratifies, remakes, regrants, confirms and reaffirms without condition, all Liens and security interests granted by such Loan Party to the Administrative Agent for their benefit and the benefit of the Lenders, pursuant to the Credit Agreement and the other Loan Documents, and acknowledges and agrees that all of such Liens and security interests are intended and shall be deemed and construed to continue to secure the Secured Obligations under the Loan Documents, as amended, restated, supplemented or otherwise modified and in effect from time to time, including but not limited to, the Loans made or Letters of Credit issued under the Credit Agreement to the Borrower and/or the other Loan Parties under the Credit Agreement, and all extensions renewals, refinancings, amendments or modifications of any of the foregoing;

(d) agrees that this Amendment and Waiver shall in no manner impair or otherwise adversely affect any of the Liens and security interests granted in or pursuant to the Loan Documents; and

(e) acknowledges and agrees that (i) the Guaranty (as defined in the Guaranty and Collateral Agreement) and any obligations incurred thereunder, have been provided in exchange for “reasonably equivalent value” (as such term is used under Title 11 of the United States Code (11 U.S.C. 101 et seq.) and applicable state fraudulent transfer laws) and “fair consideration” (as such term is used under applicable state fraudulent conveyance laws) and (ii) each grant or perfection of a Lien or security interest on any Collateral provided in connection with Loan Documents, this Amendment and Waiver and/or any negotiations with the Administrative Agent and/or the Lenders in connection with a negotiated amendment is intended to constitute, and does constitute, a “contemporaneous exchange for new value” (as such term is used under Title 11 of the United States Code (11 U.S.C. 101 et seq.)).

6. Representations, Warranties, Covenants and Acknowledgments. To induce the Administrative Agent and the Lenders to enter into this Amendment and Waiver, each Borrower hereby:

(a) represents and warrants that (i) as of the Eighth Amendment Effective Date, after giving effect to this Amendment and Waiver, including the waiver of the Specified Events of Default, the representations and warranties of such Borrower set forth in the Credit Agreement and the other Loan Documents (after giving effect to the waiver of the Specified Events of Default and the amendments set forth in Section 2 above) are true and correct in all material respects on and as of the Eighth Amendment Effective Date; provided, that to the extent any such representation or warranty specifically refers to an earlier date, such representation and warranty was true and correct in all material respects on and as of such earlier date; provided, further, that any representation or warranty that is qualified as to “materiality” or “Material Adverse Effect” or similar language was true and correct (after giving effect to any qualification therein) in all respects on such respective dates, (ii) as of the Eighth Amendment Effective Date, after giving effect to this Amendment and Waiver, no Default or Event of Default has occurred and is continuing, (iii) the

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execution and delivery of this Amendment and Waiver is within each Borrower’s organizational powers and has been duly authorized by all necessary organizational actions and, if required, actions by equity holders and (iv) this Amendment and Waiver has been duly executed and delivered by such Borrower and constitutes a legal, valid and binding obligation of such Borrower, enforceable in accordance with its terms, subject to applicable Debtor Relief Laws and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

(b) acknowledges and agrees that (i) this Amendment and Waiver is not intended, and should not be construed, except as expressly set forth herein, as an amendment of, or any kind of waiver or consent related to, the Credit Agreement or the other Loan Documents, (ii) except as expressly set forth in this Amendment and Waiver, this Amendment and Waiver shall not represent a consent or waiver related to any future actions of any Borrower or any Subsidiary and (iii) except as expressly set forth in this Amendment and Waiver, the Administrative Agent and each Lender reserves all of their respective rights pursuant to the Credit Agreement and the other Loan Documents;

(c) further acknowledges and agrees that the Administrative Agent’s and the Lenders’ agreement to waive the specific matters addressed in this Amendment and Waiver, do not and shall not create (nor shall any Borrower or any Subsidiary rely upon the existence of or claim or assert that there exists) any obligation of the Administrative Agent or any Lender to consider or agree to any further waivers, consents or amendments and, in the event that the Administrative Agent or any Lender subsequently agrees to consider any further waivers, consents or amendments, neither this Amendment and Waiver nor any other conduct of the Administrative Agent or any Lender shall be of any force or effect on the Administrative Agent’s or any Lender’s consideration or decision with respect to any such requested waiver, consent or amendment;

(d) further acknowledges and agrees that this Amendment and Waiver shall be deemed a Loan Document for all purposes under the Credit Agreement and the other Loan Documents;

(e) (i) further acknowledges and agrees that, after giving effect to this Amendment and Waiver, no right of offset, recoupment, defense, counterclaim, claim, cause of action or objection in favor of any Borrower against the Administrative Agent or any Lender exists as of the Eighth Amendment Effective Date arising out of or with respect to this Amendment and Waiver, the Credit Agreement or any other Loan Document and (ii) expressly waives any setoff, counterclaim, recoupment, defense or other right that such Loan Party has against the Administrative Agent as of the Eighth Amendment Effective Date, any Lender or any of their respective affiliates, whether in connection with this Amendment and Waiver, the Credit Agreement and the other Loan Documents, the transactions contemplated by this Amendment and Waiver or the Credit Agreement and the Loan Documents, or any agreement or instrument relating thereto;

(f) each of the Borrower and the other Loan Parties hereby jointly and severally agrees, on demand, to reimburse the Administrative Agent and the Lenders, to the extent required under Section 9.03 of the Credit Agreement, for all reasonable and documented out-of-pocket costs and expenses of the Administrative Agent and the Lenders related to or in connection with this Amendment and Waiver and any documents, agreements or instruments referred to herein, including, without limitation, the reasonable fees and documented out-of-pocket expenses of Hunton Andrews Kurth LLP, FTI Consulting Inc. and Freshfields Bruckhaus Deringer US LLP, and any consultants, attorneys or other professionals retained by the Administrative Agent and/or the Lenders in connection with the Loan Documents, including without limitation, in connection with the negotiation and preparation of this Amendment and Waiver, the enforcement of their rights and

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remedies under this Amendment and Waiver, whether or not incurred prior to the date of this Amendment and Waiver. All such fees, costs and expenses shall constitute Secured Obligations under the Credit Agreement secured by the Collateral under the Collateral Documents. Nothing in this Amendment and Waiver shall be intended or construed to hold the Administrative Agent, the Lenders or any other Secured Party liable or responsible for any expense, liability or obligation of any kind or nature whatsoever (including, without limitation, attorneys’ fees and expenses, other professionals’ fees and expenses, wages, salaries, payroll taxes, withholdings, benefits or other amounts payable by or on behalf of the Loan Parties);

(g) as of the date hereof, all Liens, security interests, assignments and pledges encumbering the Collateral, created pursuant to and/or referred to in the Credit Agreement or the other Loan Documents, are valid, enforceable, duly perfected to the extent required by such documents, non-avoidable, first priority liens, security interests, assignments and pledges (subject to Liens permitted by Section 6.02 of the Credit Agreement), continue unimpaired, are in full force and effect and secure and shall continue to secure all of the obligations purported to be secured in the respective Loan Documents pursuant to which such Liens were granted;

(h) notwithstanding anything to the contrary of the Credit Agreement or this Amendment and Waiver, it shall be an Event of Default under clause (g) of Article VII of the Credit Agreement upon the receipt by the Partnership of any notice issued pursuant to Section 6.01(e) of the High Yield Note Indenture; and

(i) agrees to deliver to the Administrative Agent all the originals of all Instruments constituting Collateral with a value, individually, of $500,000 or more no later than the date that is 30 days after the Eighth Amendment Effective Date, and each of the Borrowers and the other Loan Parties agree that any failure to comply with this clause (i) shall be deemed an Event of Default under Article VII of the Credit Agreement.

7. Effect of Amendment and Waiver; Effect of Non-Compliance. Except as expressly set forth herein, this Amendment and Waiver shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

8. Release; Indemnitees.

(a) By its execution hereof, each Loan Party (on behalf of itself and its Affiliates) and its successors-in-title, legal representatives and assignees and, to the extent the same is claimed by right of, through or under any Loan Party, for its past, present and future employees, agents, representatives, officers, directors, shareholders, and trustees (each, a “Releasing Party” and collectively, the “Releasing Parties”), does hereby remise, release and discharge, and shall be deemed to have forever remised, released and discharged, the Administrative Agent, the Lenders and each of the other Secured Parties, and the Administrative Agent’s, each Lenders’ and each other Secured Party’s respective successors-in-title, legal representatives and assignees, past, present and future officers, directors, affiliates, shareholders, trustees, agents, employees, consultants, experts, advisors, attorneys and other professionals and all other persons and entities to whom any of the

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foregoing would be liable if such persons or entities were found to be liable to any Releasing Party, or any of them (collectively hereinafter the “Lender Parties”), from any and all manner of action and actions, cause and causes of action, claims, charges, demands, counterclaims, suits, covenants, controversies, damages, judgments, expenses, liens, claims of liens, claims of costs, penalties, attorneys’ fees, or any other compensation, recovery or relief on account of any liability, obligation, demand or cause of action of whatever nature, whether in law, equity or otherwise (including, without limitation, any so called “lender liability” claims, claims for subordination (whether equitable or otherwise), interest or other carrying costs, penalties, legal, accounting and other professional fees and expenses and incidental, consequential and punitive damages payable to third parties, or any claims arising under 11 U.S.C. §§ 541-550 or any claims for avoidance or recovery under any other federal, state or foreign law equivalent), whether known or unknown, fixed or contingent, joint and/or several, secured or unsecured, due or not due, primary or secondary, liquidated or unliquidated, contractual or tortious, direct, indirect, or derivative, asserted or unasserted, foreseen or unforeseen, suspected or unsuspected, existing on or before the Eighth Amendment Effective Date or which may have accrued on or before such date against any of the Lender Parties under the Credit Agreement or any of the other Loan Documents, whether held in a personal or representative capacity, and which are based on any act, fact, event or omission or other matter, cause or thing occurring at or from any time prior to and including the date hereof, in all cases of the foregoing in any way, directly or indirectly arising out of, connected with or relating to the Credit Agreement or any other Loan Document and the transactions contemplated thereby, and all other agreements, certificates, instruments and other documents and statements (whether written or oral) related to any of the foregoing (each, a “Claim” and collectively, the “Claims”). Each Releasing Party further stipulates and agrees with respect to all Claims, that it hereby waives, to the fullest extent permitted by applicable law, any and all provisions, rights, and benefits conferred by any applicable U.S. federal or state law, or any principle of common law, that would otherwise limit a release or discharge of any unknown Claims pursuant to this Section 8.

(b) By its execution hereof, each Loan Party hereby (i) acknowledges and confirms that as of the Eighth Amendment Effective Date there are no existing defenses, claims, subordinations (whether equitable or otherwise), counterclaims or rights of recoupment or setoff against the Administrative Agent, the Lenders or any other Secured Parties in connection with the Secured Obligations or in connection with the negotiation, preparation, execution, performance or any other matters relating to the Credit Agreement, the other Loan Documents or this Amendment and Waiver and (ii) expressly waives any setoff, counterclaim, recoupment, defense or other right that such Loan Party has against the Administrative Agent, any Lender or any of their respective affiliates as of the Eighth Amendment Effective Date, whether in connection with this Amendment and Waiver, the Credit Agreement and the other Loan Documents, the transactions contemplated by this Amendment and Waiver or the Credit Agreement and the Loan Documents, or any agreement or instrument relating thereto.

(c) Each Releasing Party hereby further agrees to indemnify and hold the Releasees harmless with respect to any and all liabilities, obligations, losses, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever incurred by the Releasees, or any of them, whether direct, indirect or consequential, as a result of or arising from or relating to any proceeding by, or on behalf of any Person, including, without limitation, officers, directors, agents, trustees, creditors, partners or shareholders of any Borrower or any parent, Subsidiary or Affiliate of any Borrower, whether threatened or initiated, asserting any claim for legal or equitable remedy under any statutes, regulation or common law principle arising from or in connection with the negotiation, preparation, execution, delivery, performance, administration and enforcement of

8

this Amendment and Waiver; provided that such indemnity shall not, as to any Releasee, be available to the extent that such liabilities, obligations, losses, penalties, actions, judgments, suits, costs, expenses or disbursements (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Releasee or (y) arise out of claims or disputes between two or more Releasees (other than with respect to a Releasee acting in its capacity as Administrative Agent, Joint Lead Arranger, Syndication Agent, Co-Documentation Agent, Issuing Bank or similar role) and that does not involve an act or omission by any Loan Party or any Subsidiary. The foregoing indemnity shall survive the payment in full of the Obligations and the termination of this Amendment and Waiver, the Credit Agreement and the other Loan Documents.

9. Lender Acknowledgment. Each Lender that has signed this Amendment and Waiver shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to a Lender, unless the Administrative Agent shall have received notice from such Lender prior to the proposed Eighth Amendment Effective Date specifying its objection thereto.

10. Miscellaneous.

(a) Counterparts; Integration; Effectiveness. This Amendment and Waiver may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Amendment and Waiver, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Subject to the terms of Section 4 of this Amendment and Waiver, this Amendment and Waiver shall become effective when it shall have been executed by the Borrower, the Administrative Agent and the Required Lenders and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto, the Lenders and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Amendment and Waiver by telecopy, e-mailed .pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Amendment and Waiver. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Amendment and Waiver and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(b) Successors and Assigns. This Amendment and Waiver shall be binding upon the Borrowers, the Lenders and the Administrative Agent and their respective successors and assigns, and shall inure to the benefit of the Borrowers, the Lenders and the Administrative Agent and the respective successors and assigns of the Borrowers, the Lenders and the Administrative Agent.

9

(c) Severability. Any provision of this Amendment and Waiver held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(d) References. All references in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement and each reference to the “Credit Agreement”, (or the defined term “Agreement”, “thereunder”, “thereof” of words of like import referring to the Credit Agreement) in the other Loan Documents shall mean and be a reference to the Credit Agreement as amended hereby and giving effect to the amendments contained in this Amendment and Waiver.

(e) Governing Law. THIS AND AMENDMENT AND WAIVER AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT AND WAIVER AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(f) Entire Agreement. This Amendment and Waiver, the Credit Agreement (including giving effect to the amendments contained herein), and the other Loan Documents (collectively, the “Relevant Documents”), set forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersede any prior negotiations and agreements among the parties relating to such subject matter. No promise, condition, representation or warranty, express or implied, not set forth in the Relevant Documents shall bind any party hereto, and no such party has relied on any such promise, condition, representation or warranty. Each of the parties hereto acknowledges that, except as otherwise expressly stated in the Relevant Documents, no representations, warranties or commitments, express or implied, have been made by any party to any other party in relation to the subject matter hereof or thereof. None of the terms or conditions of this Amendment and Waiver may be changed, modified, waived or canceled orally or otherwise, except in writing and in accordance with Section 9.02 of the Credit Agreement.

(g) Full Force and Effect of Credit Agreement. This Amendment and Waiver is a Loan Document (and the Borrower and the other Loan Parties agree that the “Secured Obligations” secured by the Collateral shall include any and all obligations of the Loan Parties under this Amendment and Waiver). Except as expressly modified hereby, all terms and provisions of the Credit Agreement and all other Loan Documents remain in full force and effect and nothing contained in this Amendment and Waiver shall in any way impair the validity or enforceability of the Credit Agreement or the Loan Documents, or alter, waive, annul, vary, affect, or impair any provisions, conditions, or covenants contained therein or any rights, powers, or remedies granted therein. This Amendment and Waiver shall not constitute a modification of the Credit Agreement or any of the other Loan Documents or a course of dealing with Administrative Agent or the Lenders at variance with the Credit Agreement or the other Loan Documents such as to require further notice by Administrative Agent or any Lender to require strict compliance with the terms of the Credit Agreement and the other Loan Documents in the future, except in each case as expressly set forth herein. The Borrower acknowledges and expressly agrees that Administrative Agent and the Lenders reserve the right to, and do in fact, require strict compliance with all terms and provisions of the Credit Agreement and the other Loan Documents (subject to any qualifications set forth therein), as amended herein.

10

(h) Jurisdiction. Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County, Borough of Manhattan, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Amendment and Waiver, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Amendment and Waiver or any other Loan Document shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Amendment and Waiver or any other Loan Document against any Borrower or its properties in the courts of any jurisdiction.

(i) Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Amendment and Waiver or any other Loan Document in any court referred to in Section 10(h). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(j) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT AND WAIVER OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (1) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING AMENDMENT AND WAIVER AND (2) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT AND WAIVER BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(j).

(k) Headings. Article and Section headings used herein are for convenience of reference only, are not part of this Amendment and Waiver and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment and Waiver.

(l) Amendments.

This Amendment and Waiver may be amended, supplemented or otherwise modified as set forth in Section 9.02 of the Credit Agreement.

[remainder of page intentionally blank]

11

IN WITNESS WHEREOF, the parties hereto have caused this Amendment and Waiver to be duly executed by their respective authorized officers as of the day and year first above written.

Administrative Borrower:

STONEMOR OPERATING LLC

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President

Partnership:

STONEMOR PARTNERS L.P.
By: STONEMOR GP LLC, as its General Partner

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

ALLEGHANY MEMORIAL PARK SUBSIDIARY, INC.
ALTAVISTA MEMORIAL PARK SUBSIDIARY, INC.
ARLINGTON DEVELOPMENT COMPANY
AUGUSTA MEMORIAL PARK PERPETUAL CARE COMPANY
BIRCHLAWN BURIAL PARK SUBSIDIARY, INC.
BRONSWOOD CEMETERY, INC.
CEDAR HILL FUNERAL HOME, INC.
CEMETERY INVESTMENTS SUBSIDIARY, INC.
CHAPEL HILL ASSOCIATES, INC.
CHAPEL HILL FUNERAL HOME, INC.
COLUMBIA MEMORIAL PARK SUBSIDIARY, INC.
CORNERSTONE FAMILY INSURANCE SERVICES, INC.
CORNERSTONE FAMILY SERVICES OF NEW JERSEY, INC.
CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA SUBSIDIARY, INC.
COVENANT ACQUISITION SUBSIDIARY, INC.
COVINGTON MEMORIAL FUNERAL HOME, INC.
COVINGTON MEMORIAL GARDENS, INC.
ELOISE B. KYPER FUNERAL HOME, INC.
FOREST LAWN GARDENS, INC.
FOREST LAWN MEMORY GARDENS, INC.
FOREST LAWN MEMORIAL CHAPEL, INC.
GLEN HAVEN MEMORIAL PARK SUBSIDIARY, INC.
HENRY MEMORIAL PARK SUBSIDIARY, INC.
KIRIS SUBSIDIARY, INC.
KIRK & NICE, INC.
KIRK & NICE SUBURBAN CHAPEL, INC.
LAKEWOOD/HAMILTON CEMETERY SUBSIDIARY, INC.
LAKEWOOD MEMORY GARDENS SOUTH SUBSIDIARY, INC.
LAUREL HILL MEMORIAL PARK SUBSIDIARY, INC.
LAURELWOOD HOLDING COMPANY
LEGACY ESTATES, INC.
LOEWEN [VIRGINIA] SUBSIDIARY, INC.
LORRAINE PARK CEMETERY SUBSIDIARY, INC.

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President of each of the above named Borrowers

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

MODERN PARK DEVELOPMENT SUBSIDIARY, INC.
OAK HILL CEMETERY SUBSIDIARY, INC.
OSIRIS HOLDING FINANCE COMPANY
OSIRIS HOLDING OF MARYLAND SUBSIDIARY, INC.
OSIRIS HOLDING OF RHODE ISLAND SUBSIDIARY, INC.
OSIRIS MANAGEMENT, INC.
OSIRIS TELEMARKETING CORP.
PERPETUAL GARDENS.COM, INC.
PRINCE GEORGE CEMETERY CORPORATION
PVD ACQUISITIONS SUBSIDIARY, INC.
ROCKBRIDGE MEMORIAL GARDENS SUBSIDIARY COMPANY
ROSE LAWN CEMETERIES SUBSIDIARY, INCORPORATED
ROSELAWN DEVELOPMENT SUBSIDIARY CORPORATION
RUSSELL MEMORIAL CEMETERY SUBSIDIARY, INC.
SHENANDOAH MEMORIAL PARK SUBSIDIARY, INC.
SIERRA VIEW MEMORIAL PARK
SOUTHERN MEMORIAL SALES SUBSIDIARY, INC.
SPRINGHILL MEMORY GARDENS SUBSIDIARY, INC.
STEPHEN R. HAKY FUNERAL HOME, INC.
STAR CITY MEMORIAL SALES SUBSIDIARY, INC.
STITHAM SUBSIDIARY, INCORPORATED
STONEMOR ALABAMA SUBSIDIARY, INC.
STONEMOR CALIFORNIA, INC.
STONEMOR CALIFORNIA SUBSIDIARY, INC.
STONEMOR GEORGIA SUBSIDIARY, INC.
STONEMOR HAWAII SUBSIDIARY, INC.
STONEMOR NORTH CAROLINA FUNERAL SERVICES, INC.
STONEMOR OHIO SUBSIDIARY, INC.
STONEMOR PUERTO RICO CEMETERY AND FUNERAL, INC.
STONEMOR TENNESSEE SUBSIDIARY, INC.
STONEMOR WASHINGTON, INC.
SUNSET MEMORIAL GARDENS SUBSIDIARY, INC.
SUNSET MEMORIAL PARK SUBSIDIARY, INC.
TEMPLE HILL SUBSIDIARY CORPORATION
THE VALHALLA CEMETERY SUBSIDIARY CORPORATION
VIRGINIA MEMORIAL SERVICE SUBSIDIARY CORPORATION
W N C SUBSIDIARY, INC.
WICOMICO MEMORIAL PARKS SUBSIDIARY INC.
WILLOWBROOK MANAGEMENT CORP.

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President of each of the above named Borrowers

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

ALLEGHANY MEMORIAL PARK LLC
ALTAVISTA MEMORIAL PARK LLC
BIRCHLAWN BURIAL PARK LLC
CMS WEST LLC
CMS WEST SUBSIDIARY LLC
CEMETERY INVESTMENTS LLC
CEMETERY MANAGEMENT SERVICES, L.L.C.
CEMETERY MANAGEMENT SERVICES OF OHIO, L.L.C.
COLUMBIA MEMORIAL PARK LLC
CORNERSTONE FAMILY SERVICES OF WEST VIRGINIA LLC
CORNERSTONE FUNERAL AND CREMATION SERVICES LLC
COVENANT ACQUISITION LLC
GLEN HAVEN MEMORIAL PARK LLC
HENLOPEN MEMORIAL PARK LLC
HENLOPEN MEMORIAL PARK SUBSIDIARY LLC
HENRY MEMORIAL PARK LLC
JUNIATA MEMORIAL PARK LLC
KIRIS LLC
LAKEWOOD/HAMILTON CEMETERY LLC
LAKEWOOD MEMORY GARDENS SOUTH LLC
LAUREL HILL MEMORIAL PARK LLC
LOEWEN [VIRGINIA] LLC
LORRAINE PARK CEMETERY LLC
MODERN PARK DEVELOPMENT LLC
OAK HILL CEMETERY LLC
OSIRIS HOLDING OF MARYLAND LLC
OSIRIS HOLDING OF PENNSYLVANIA LLC
OSIRIS HOLDING OF RHODE ISLAND LLC
PLYMOUTH WAREHOUSE FACILITIES LLC
PVD ACQUISITIONS LLC
ROLLING GREEN MEMORIAL PARK LLC
ROCKBRIDGE MEMORIAL GARDENS LLC
ROSE LAWN CEMETERIES LLC
ROSELAWN DEVELOPMENT LLC
RUSSELL MEMORIAL CEMETERY LLC
SHENANDOAH MEMORIAL PARK LLC
SOUTHERN MEMORIAL SALES LLC
SPRINGHILL MEMORY GARDENS LLC
STAR CITY MEMORIAL SALES LLC
STITHAM LLC

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President of each of the above named Borrowers

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

STONEMOR ALABAMA LLC
STONEMOR ARKANSAS SUBSIDIARY LLC
STONEMOR CEMETERY PRODUCTS LLC
STONEMOR COLORADO LLC
STONEMOR COLORADO SUBSIDIARY LLC
STONEMOR GEORGIA LLC
STONEMOR HAWAIIAN JOINT VENTURE GROUP LLC
STONEMOR HAWAII LLC
STONEMOR HOLDING OF PENNSYLVANIA LLC
STONEMOR ILLINOIS LLC
STONEMOR ILLINOIS SUBSIDIARY LLC
STONEMOR INDIANA LLC
STONEMOR INDIANA SUBSIDIARY LLC
STONEMOR IOWA LLC
STONEMOR IOWA SUBSIDIARY LLC
STONEMOR KANSAS LLC
STONEMOR KANSAS SUBSIDIARY LLC
STONEMOR KENTUCKY LLC
STONEMOR KENTUCKY SUBSIDIARY LLC
STONEMOR MICHIGAN LLC
STONEMOR MICHIGAN SUBSIDIARY LLC
STONEMOR MISSISSIPPI LLC
STONEMOR MISSISSIPPI SUBSIDIARY LLC
STONEMOR MISSOURI LLC
STONEMOR MISSOURI SUBSIDIARY LLC
STONEMOR NORTH CAROLINA LLC
STONEMOR NORTH CAROLINA SUBSIDIARY LLC
STONEMOR OHIO LLC
STONEMOR OKLAHOMA LLC
STONEMOR OKLAHOMA SUBSIDIARY LLC
STONEMOR OREGON LLC
STONEMOR OREGON SUBSIDIARY LLC
STONEMOR PENNSYLVANIA LLC
STONEMOR PENNSYLVANIA SUBSIDIARY LLC
STONEMOR PUERTO RICO LLC
STONEMOR PUERTO RICO SUBSIDIARY LLC
STONEMOR SOUTH CAROLINA LLC
STONEMOR SOUTH CAROLINA SUBSIDIARY LLC
STONEMOR WASHINGTON SUBSIDIARY LLC
STONEMOR WISCONSIN LLC
STONEMOR WISCONSIN SUBSIDIARY LLC

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President of each of the above named Borrowers

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

SUNSET MEMORIAL GARDENS LLC
SUNSET MEMORIAL PARK LLC
TEMPLE HILL LLC
THE VALHALLA CEMETERY COMPANY LLC
TIOGA COUNTY MEMORIAL GARDENS LLC
VIRGINIA MEMORIAL SERVICE LLC
WNCI LLC
WICOMICO MEMORIAL PARKS LLC
WOODLAWN MEMORIAL PARK SUBSIDIARY LLC

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President of each of the above named Borrowers

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

STONEMOR FLORIDA LLC
STONEMOR FLORIDA SUBSIDIARY LLC

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President of each of the above named Borrowers

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

CORNERSTONE TRUST MANAGEMENT SERVICES LLC

By:	/s/ Mark L. Miller
Name:	Mark L. Miller
Title:	Chief Financial Officer and Senior Vice President

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

CAPITAL ONE, NATIONAL ASSOCIATION,

individually as a Lender and as the Administrative Agent

By:	/s/ Ivan Medarov
Name:	Ivan Medarov
Title:	Duly Authorized Signatory

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

CITIZENS BANK N.A.

By:	/s/ David A. Burger
Name:	David A. Burger
Title:	Senior Vice President

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

TD BANK, N.A., as a Lender

By:	/s/ Katherine Brunelle
Name:	Katherine Brunelle
Title:	Vice President

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

Raymond James Bank, N.A., as a Lender

By:	/s/ H. Fred Coble, Jr.
Name:	H. Fred Coble, Jr.
Title:	Managing Director

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

JPMORGAN CHASE BANK, N.A., as a Lender

By:	/s/ Daniel K. Reagle
Name:	Daniel K. Reagle
Title:	Authorized Signer

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

UNIVEST BANK AND TRUST CO., N.A., as a Lender

By:	/s/ Paul A. Pyfer
Name:	Paul A. Pyfer
Title:	SVP, Senior Relationship Manager

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

CUSTOMERS BANK, as a Lender

By:	/s/ Kevin R. Cornwall
Name:	Kevin R. Cornwall
Title:	Senior Vice President

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

WEBSTER BANK, NATIONAL ASSOCIATION, as a Lender

By:	/s/ Andrew J. Bella
Name:	Andrew J. Bella
Title:	SVP

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

TRISTATE CAPITAL BANK, as a Lender

By:	/s/ Robert A. Rutt
Name:	Robert A. Rutt
Title:	SVP

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

STAR V PARTNERS LLC,

as a Tranche B Revolving Lender

By: Axar Capital Management LP,

its investment manager

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Signatory

BLACKWELL PARTNERS LLC – SERIES E

solely with respect to the assets for which

Axar Capital Management LP acts as its investment manager,

as a Tranche B Revolving Lender

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Signatory
Axar Capital Management LP, its investment manager

AXAR MASTER FUND, LTD.,

as a Tranche B Revolving Lender

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Signatory
Axar Capital Management LP, its investment manager

Signature Page to Eighth Amendment and Waiver to Credit Agreement

[StoneMor Operating LLC]

SCHEDULE 1

REAFFIRMATION OF GUARANTY

[•], 2019

In connection with that certain Credit Agreement dated as of August 4, 2016 (as amended, the “Credit Agreement”; unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Credit Agreement) by and among STONEMOR OPERATING LLC, a Delaware limited liability company (the “Administrative Borrower”), the other Borrowers party thereto, the Lenders party thereto and CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent for the Lenders (in such capacity, the “Administrative Agent”), the undersigned entered into that certain Guaranty and Collateral Agreement dated as of August 4, 2016 or a supplement or joinder thereto (collectively, the “Guaranty Agreement”) for the benefit of the Administrative Agent and the other Secured Parties to guaranty the payment and performance of the Secured Obligations pursuant to the terms of the Guaranty Agreement.

The undersigned now hereby (i) acknowledges the terms of the attached Eighth Amendment and Waiver dated as of the date hereof by and among the Administrative Borrower, the other Borrowers thereto, the Lenders party thereto and the Administrative Agent, (ii) ratifies and reaffirms all of its obligations, contingent or otherwise, under the Guaranty Agreement and each of the other Loan Documents to which it is a party and (iii) ratifies and reaffirms each grant of a Lien on its property made pursuant to the Loan Documents and confirms that such Liens continue to secure the Secured Obligations under the Loan Documents, subject to the terms thereof.

This reaffirmation and any claims, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this reaffirmation and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Reaffirmation of Guaranty to be duly executed by their respective authorized officers as of the day and year first above written.

Partnership:

STONEMOR PARTNERS L.P.
By: STONEMOR GP LLC, as its General Partner

By:
Name:
Title:

STONEMOR OPERATING LLC

By:
Name:
Title:

[OTHER GRANTORS]

By:
Name:
Title:

CAPITAL ONE, NATIONAL ASSOCIATION,
as Administrative Agent

By:

Name:
Title:

Signature Page to Reaffirmation of Guaranty

[StoneMor Operating LLC]

ANNEX A

Credit Agreement Amendments

[Please see attached]

ANNEX A

Conformed through ~~Seventh~~Eighth Amendment (Final)

CREDIT AGREEMENT

dated as of

August 4, 2016

(as amended through Amendment No. 8, dated as of February 4, 2019)

among

STONEMOR OPERATING LLC,

the other Borrowers party hereto,

the Lenders party hereto,

CAPITAL ONE, NATIONAL ASSOCIATION,

as Administrative Agent,

CITIZENS BANK ~~OF PENNSYLVANIA~~N.A.,

as Syndication Agent,

and

TD BANK, N.A.

and

RAYMOND JAMES BANK, N.A.,

as Co-Documentation Agents

CAPITAL ONE, NATIONAL ASSOCIATION,

and

CITIZENS BANK ~~OF PENNSYLVANIA,~~N.A.

as Joint Lead Arrangers and Joint Bookrunners

Page
ARTICLE I DEFINITIONS	1

SECTION 1.01. Defined Terms	1
SECTION 1.02. Classification of Loans and Borrowings	~~38~~44
SECTION 1.03. Terms Generally	~~38~~45
SECTION 1.04. Accounting Terms; GAAP; Pro Forma Calculations	~~39~~45
SECTION 1.05. Rounding	~~39~~46
SECTION 1.06. Times of Day	~~40~~46
SECTION 1.07. Letter of Credit Amounts	~~40~~46
SECTION 1.08. [Reserved.]	47
SECTION 1.09. Status of Obligations	~~40~~47

ARTICLE II THE CREDITS	~~41~~47

SECTION 2.01. Commitments	~~41~~47
SECTION 2.02. Loans and Borrowings	~~41~~48
SECTION 2.03. Requests for Borrowings	~~42~~49
SECTION 2.04. Swingline Loans	~~42~~50
SECTION 2.05. Letters of Credit	~~43~~51
SECTION 2.06. Funding of Borrowings	~~48~~55
SECTION 2.07. Interest Elections	~~48~~56
SECTION 2.08. Termination and Reduction of Commitments	~~50~~57
SECTION 2.09. Repayment of Loans; Evidence of Debt	~~50~~58
SECTION 2.10. Prepayment of Loans	~~51~~59
SECTION 2.11. Fees	~~52~~61
SECTION 2.12. Interest	~~53~~63
SECTION 2.13. Illegality	~~54~~64
SECTION 2.14. Alternate Rate of Interest	~~54~~65
SECTION 2.15. Increased Costs	~~55~~65
SECTION 2.16. Break Funding Payments	~~56~~66
SECTION 2.17. Taxes	~~56~~67
SECTION 2.18. Payments Generally; Allocations of Proceeds; Pro Rata Treatment; Sharing of Set-offs	~~60~~71
SECTION 2.19. Mitigation Obligations; Replacement of Lenders	~~62~~73
SECTION 2.20. [Reserved]	~~63~~74
SECTION 2.21. Defaulting Lenders	~~63~~74
SECTION 2.22. Administrative Borrower	~~66~~77

ARTICLE III REPRESENTATIONS AND WARRANTIES	~~66~~78

SECTION 3.01. Organization; Powers; Subsidiaries	~~66~~78
SECTION 3.02. Authorization; Enforceability	~~67~~79
SECTION 3.03. Governmental Approvals; No Conflicts	~~67~~79
SECTION 3.04. Financial Condition; No Material Adverse Change	~~67~~79
SECTION 3.05. Properties	~~67~~79
SECTION 3.06. Litigation, Environmental and Labor Matters	~~68~~80
SECTION 3.07. Compliance with Laws and Agreements	~~69~~81
SECTION 3.08. Investment Company Status	~~69~~81

-i-

(Continued)

Page
SECTION 3.09. Taxes	~~69~~81
SECTION 3.10. ERISA	~~69~~81
SECTION 3.11. Disclosure	~~70~~82
SECTION 3.12. Federal Reserve Regulations	~~70~~82
SECTION 3.13. Liens	~~70~~82
SECTION 3.14. No Default	~~70~~82
SECTION 3.15. No Burdensome Restrictions	~~70~~82
SECTION 3.16. ~~Solvency~~ [Reserved]	~~70~~82
SECTION 3.17. Insurance	~~70~~82
SECTION 3.18. Security Interest in Collateral	~~71~~82
SECTION 3.19. Material Contracts	~~71~~83
SECTION 3.20. OFAC	~~71~~83
SECTION 3.21. Anti-Terrorism Laws	~~71~~83
SECTION 3.22. Foreign Corrupt Practices Act; Anti-Corruption Laws	~~72~~84
SECTION 3.23. Tax Shelter Regulations	~~72~~84
SECTION 3.24. Common Enterprise	~~72~~84
SECTION 3.25. Broker’s Fees	~~72~~84
SECTION 3.26. Compliance with Cemetery Laws	~~72~~84
SECTION 3.27. EEA Financial Institutions	~~73~~85

ARTICLE IV CONDITIONS	~~73~~85

SECTION 4.01. Effective Date	~~73~~85
SECTION 4.02. Each Credit Event	~~75~~87

ARTICLE V AFFIRMATIVE COVENANTS	~~76~~88

SECTION 5.01. Financial Statements and Other Information	~~76~~88
SECTION 5.02. Notices; Delivery of Information	~~78~~91
SECTION 5.03. Existence; Conduct of Business	~~80~~92
SECTION 5.04. Payment of Obligations	~~80~~92
SECTION 5.05. Maintenance of Properties; Insurance	~~80~~93
SECTION 5.06. Books and Records; Inspection Rights	~~81~~95
SECTION 5.07. Compliance with Laws and Material Contractual Obligations	~~82~~95
SECTION 5.08. Use of Proceeds	~~82~~96
SECTION 5.09. Appraisals	~~83~~96
SECTION 5.10. Reserved	~~83~~96
SECTION 5.11. Additional Loan Parties; Pledges; Additional Collateral; Further Assurances	~~83~~96
SECTION 5.12. Compliance with Terms of Leaseholds	~~84~~97
SECTION 5.13. Amendment to High Yield Document Covenants	~~84~~97
SECTION 5.14. Employee Benefit Plans	~~84~~98
SECTION 5.15. Lender Meetings	~~85~~98
SECTION 5.16. Maintenance of Trust Funds and Trust Accounts	~~85~~98
SECTION 5.17. Post-Closing Matters	~~85~~98
SECTION 5.18. Refinancing	98

-ii-

(Continued)

Page
SECTION 5.19. C-Corporation Conversion	99
SECTION 5.20. Consultant	99

ARTICLE VI NEGATIVE COVENANTS	~~85~~100

SECTION 6.01. Indebtedness	~~85~~100
SECTION 6.02. Liens	~~87~~102
SECTION 6.03. Fundamental Changes and Dispositions	~~89~~104
SECTION 6.04. Investments, Loans, Advances, Guarantees and Acquisitions	~~91~~106
SECTION 6.05. Swap Agreements	~~93~~108
SECTION 6.06. Transactions with Affiliates	~~93~~108
SECTION 6.07. Restricted Payments	~~94~~109
SECTION 6.08. Restrictive Agreements	~~94~~109
SECTION 6.09. Amendment of Partnership Units and Organizational Documents; Prepayments of Indebtedness; Amendments of Indebtedness	~~95~~110
SECTION 6.10. Sale and Leaseback Transactions	~~96~~111
SECTION 6.11. Accounting Changes; Fiscal Year	~~96~~111
SECTION 6.12. Financial ~~Covenants~~Covenant	~~96~~111
SECTION 6.13. Trust Funds	~~97~~113
SECTION 6.14. Holding Company	~~97~~113
SECTION 6.15. Anti-Corruption Laws	~~98~~113

ARTICLE VII EVENTS OF DEFAULT	~~98~~113

ARTICLE VIII THE ADMINISTRATIVE AGENT	~~101~~116

ARTICLE IX MISCELLANEOUS	~~105~~121

SECTION 9.01. Notices; Effectiveness; Electronic Communication	~~105~~121
SECTION 9.02. Waivers; Amendments	~~106~~123
SECTION 9.02A. Tranche B Revolving Lenders Voting Rights	126
SECTION 9.03. Expenses; Indemnity; Damage Waiver	~~109~~128
SECTION 9.04. Successors and Assigns	~~110~~130
SECTION 9.05. Survival	~~114~~134
SECTION 9.06. Counterparts; Integration; Effectiveness	~~114~~135
SECTION 9.07. Severability	~~115~~135
SECTION 9.08. Right of Setoff	~~115~~135
SECTION 9.09. Governing Law; Jurisdiction; Consent to Service of Process	~~116~~136
SECTION 9.10. WAIVER OF JURY TRIAL	~~116~~137
SECTION 9.11. Headings	~~116~~137
SECTION 9.12. Confidentiality	~~116~~137
SECTION 9.13. PATRIOT Act	~~117~~138
SECTION 9.14. Appointment for Perfection	~~117~~138
SECTION 9.15. Releases of Loan Parties	~~117~~138
SECTION 9.16. Interest Rate Limitation	~~118~~139
SECTION 9.17. No Advisory or Fiduciary Responsibility	~~118~~139

-iii-

(Continued)

-iv-

SCHEDULES:

Schedule 1.01(a) – Effective Date Cemetery Non-Profits

Schedule 1.01(b) – Effective Date Contemplated Dispositions

Schedule 1.01(c) – Acquisitions

Schedule 1.01(d) – Assets Subject to Permitted Sale and Leaseback Transactions

Schedule 2.01(a) –Tranche A Revolving Commitments

Schedule 2.01(b) – Tranche B Revolving Commitments

Schedule 3.01 – Subsidiaries

Schedule 3.05(c) – Owned Real Property

Schedule 3.05(d) – Leased Real Property (Lessee)

Schedule 3.05(e) – Leased Real Property (Lessor)

Schedule 3.19 – Material Contracts

Schedule 4.01(c) – Local Counsel Opinions

Schedule 4.01(l) – Effective Date Mortgage Instruments

Schedule 5.17 – Post-Closing Matters

Schedule 6.01 – Existing Indebtedness

Schedule 6.02 – Existing Liens

Schedule 6.04 – Existing Investments

Schedule 6.10 – Existing Sale and Leaseback Transactions

EXHIBITS:

Exhibit A – Form of Assignment and Assumption

Exhibit B – [Reserved]

Exhibit C – [Reserved]

Exhibit D-1 – Form of Borrowing Request

Exhibit D-2 – Form of Interest Election Request

Exhibit E – Form of Promissory Note

Exhibit F – Form of Compliance Certificate

Exhibit G – Form of Solvency Certificate

Exhibit H – Form of Accession Agreement

Exhibit I – Form of Borrowing Base Certificate

-v-

CREDIT AGREEMENT (this “Agreement”) dated as of August 4, 2016 among STONEMOR OPERATING LLC, a Delaware limited liability company, the other BORROWERS party hereto, the LENDERS from time to time party hereto, CAPITAL ONE, NATIONAL ASSOCIATION, as Administrative Agent, Issuing Bank and Swingline Lender, CITIZENS BANK ~~OF PENNSYLVANIA~~N.A., as Syndication Agent, and TD BANK, N.A. and RAYMOND JAMES BANK, N.A., as Co-Documentation Agents.

The Borrowers have requested, and the Tranche A Revolving Lenders have agreed to provide~~,~~ a first-out revolving credit facility and the Tranche B Revolving Lenders have agreed to provide a last-out revolving credit facility, each on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“Additional Amount” has the meaning assigned to such term in the Tranche B Letter Agreement.

“Administrative Agent” means Capital One, in its capacity as administrative agent for the Lenders hereunder.

“Administrative Borrower” means the Operating Company or any Borrower succeeding to the role of Administrative Borrower hereunder pursuant to Section 2.22.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” has the meaning assigned to such term in the introductory paragraph.

“Agent Parties” has the meaning assigned to such term in Section 9.01(c).

“Applicable Flood Insurance Requirements” means, collectively, all applicable requirements of the National Flood Insurance Reform Act of 1994 et seq. or any regulations promulgated thereunder or other similar applicable laws, rules or regulations.

“Applicable Percentage” means, (i) with respect to any Tranche A Revolving Lender, with respect to the Tranche A Revolving Loans, LC Exposure or Swingline Loans, the percentage equal to a fraction the numerator of which is such Lender’s Tranche A Revolving Commitment and the denominator of which is the aggregate Tranche A Revolving Commitments of all Tranche A

Revolving Lenders (if the Tranche A Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Tranche A Revolving Commitments most recently in effect, giving effect to any assignments) and (ii) with respect to any Tranche B Revolving Lender, with respect to the Tranche B Revolving Loans, the percentage equal to a fraction the numerator of which is such Lender’s Tranche B Revolving Commitment and the denominator of which is the aggregate Tranche B Revolving Commitments of all Tranche B Revolving Lenders (if the Tranche B Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Tranche B Revolving Commitments most recently in effect, giving effect to any assignments).

“Applicable Pledge Percentage” means 100% but 65% in the case of a pledge by the Partnership or any Subsidiary of its voting Equity Interests in a Disqualified Foreign Subsidiary.

“Applicable Rate” means, for any day, with respect to any Eurodollar ~~Revolving Loan, any Base Rate~~Tranche A Revolving Loan or ~~with respect to the commitment fees payable hereunder~~Base Rate Tranche A Revolving Loan, as the case may be, the applicable rate per annum set forth below under the caption “Eurodollar Spread for Tranche A Revolving Loans”~~,~~ or “Base Rate Spread for Tranche A Revolving Loans~~” or “Commitment Fee Rate”~~” set forth across the “Applicable Rate Applicability Period” during which such day occurs, as the case may be~~, based upon the Consolidated Secured Net Leverage Ratio applicable on such date (as determined for any such date in accordance with paragraphs (i), (ii), (iii) and (iv) below)~~:

	~~Consolidated Secured Net Leverage Ratio~~Applicable Rate Applicability Period	Eurodollar Spread for Tranche A Revolving Loans	Base Rate Spread for Tranche A Revolving Loans	Commitment Fee Rate
~~Category 1:~~	~~≤ 2.50 to 1.00~~February 4, 2019 - February 28, 2019	~~2.25~~4.50%	~~1.25~~3.50%	~~0.30%~~N/A
~~Category 2:~~	March 1, 2019 - March 31, 2019~~> 2.50 to 1.00 but ≤ 3.00 to 1.00~~	~~2.75~~4.75%	~~1.75~~3.75%	~~0.375%~~N/A
~~Category 3:~~	April 1, 2019 - April 30, 2019~~> 3.00 to 1.00 but ≤ 3.50 to 1.00~~	~~3.25~~5.50%	~~2.25~~4.50%	~~0.40%~~N/A
~~Category 4:~~	May 1, 2019 - May 31, 2019~~> 3.50 to 1.00 but ≤ 4.50 to 1.00~~	~~3.75~~5.75%	~~2.75~~4.75%	~~0.50%~~N/A
~~Category 5:~~	~~> 4.50 to 1.00~~	~~4.25~~ %	~~3.25~~ %	~~0.50%~~
On and after June 1, 2019		6.00%	5.00%	N/A

~~For purposes of the foregoing,~~

~~(i) if at any time the Administrative Borrower fails to deliver the Financials on or before the date the Financials are due pursuant to Section 5.01, category 5 shall be deemed applicable for the period commencing three (3) Business Days after the required date of delivery and ending on the date which is three (3) Business Days after the Financials are actually delivered, after which the category shall be determined in accordance with the table above as applicable;~~

~~(ii) adjustments, if any, to the category then in effect shall be effective three (3) Business Days after the Administrative Agent has received the applicable Financials (it being understood and agreed that each change in category shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change);~~

~~(iii) notwithstanding the foregoing, category 3 shall be deemed to be applicable until the Administrative Agent’s receipt of the applicable Financials for the Partnership’s first full fiscal quarter ending after the Effective Date (unless such Financials demonstrate that category 4 should have been applicable during such period, in which case category 4 shall be deemed to be applicable during such period) and adjustments to the category then in effect shall thereafter be effected in accordance with the preceding paragraphs; and~~

~~(iv) notwithstanding the foregoing, when determining the category applicable to the spread or Commitment Fee Rate, the Applicable Rate under the category for such spread or Commitment Fee Rate, as applicable, shall be no less than the spread or Commitment Fee Rate, as applicable, under the category that would have applied when calculated in accordance with the Credit Agreement as in effect immediately prior to the Sixth Amendment Effective Date and without regard to the amendments effected pursuant to the Sixth Amendment.~~

“Applicable Swap Obligation” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act and any rules or regulations promulgated thereunder.

“Approved Fund” means (x) with respect to any Tranche A Revolving Lender, any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Tranche A Revolving Lender, (b) an Affiliate of a Tranche A Revolving Lender or (c) an entity or an Affiliate of an entity that administers or manages a Tranche A Revolving Lender and (y) with respect to any Tranche B Revolving Lender, any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Tranche B Revolving Lender, (b) an Affiliate of a Tranche B Revolving Lender or (c) an entity or an Affiliate of an entity that administers or manages a Tranche B Revolving Lender.

“Approved Installment Agreement” means a pre-need installment agreement, in a form approved for use by all applicable Governmental Authorities, and complying with all applicable laws, between a Borrower and another Person pursuant to which such Borrower has agreed to provide for and sell to such Person cemetery services and/or Cemetery Property.

“Archdiocese” means the Archdiocese of Philadelphia, an archdiocese organized and existing under and governed by Canon Law of the Roman Catholic Church and recognized by the Commonwealth of Pennsylvania as a nonprofit religious organization.

“Archdiocese Holdco” means Philadelphia Catholic Cemeteries, LLC, a Delaware limited liability company.

“Archdiocese Lease” means that certain Lease Agreement, dated as of September 26, 2013, among the Archdiocese and the Operating Company, StoneMor Pennsylvania LLC, StoneMor Pennsylvania Subsidiary LLC and the Partnership (as amended by Amendment No. 1 to Lease Agreement, dated as of March 20, 2014, and Amendment No. 2 to Lease Agreement dated as of May 28, 2014, and as further amended, restated, modified or supplemented from time to time).

“Archdiocese Management Agreement” means that certain Management Agreement, dated as of September 26, 2013, among the Archdiocese and the Operating Company, StoneMor Pennsylvania LLC, StoneMor Pennsylvania Subsidiary LLC and the Partnership (as amended by Amendment No. 1 to Management Agreement dated as of May 28, 2014 and as further amended, restated, modified or supplemented from time to time).

“Archdiocese Transaction Documents” means the Archdiocese Lease, the Archdiocese Management Agreement and the various related transaction documents entered into among the Archdiocese and the Operating Company, StoneMor Pennsylvania LLC, StoneMor Pennsylvania Subsidiary LLC and the Partnership (as amended, restated, modified or supplemented from time to time).

“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Available Tranche A Revolving Commitment” means, at any time with respect to any Tranche A Revolving Lender, the Tranche A Revolving Commitment of such Lender then in effect minus the Tranche A Revolving Credit Exposure of such Lender at such time; it being understood and agreed that any Lender’s Swingline Exposure shall not be deemed to be a component of the Tranche A Revolving Credit Exposure for purposes of calculating the commitment fee under Section 2.11.

“Bail-in Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-in Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-in Legislation Schedule.

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code (11 U.S.C. 101 et seq.).

“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate in effect on such day plus 1⁄2 of 1.00% (b) the Prime Rate in effect on such day and (c) the Eurodollar Rate for a one month Interest Period on such day plus 1.00%. Any change in the Base Rate due to a change in the Federal Funds Rate, the Prime Rate or the Eurodollar Rate shall be effective from and including the effective date of such change in the Federal Funds Rate, the Prime Rate or the Eurodollar Rate, respectively. When used in reference to any Loan or Borrowing, “Base Rate” shall refer to a Loan, or the Loans comprising such Borrowing, bearing interest at a rate determined by reference to the Base Rate.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means the Operating Company and each of the Subsidiaries of the Operating Company party hereto from time to time and designated as a Borrower. The Borrowers on the Effective Date are identified as such in Schedule 3.01 hereto.

“Borrowing” means either (a) ~~Revolving Loans of the same Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect or (b) a Swingline~~ a Tranche A Revolving Loan Borrowing or (b) a Tranche B Revolving Loan Borrowing.

“Borrowing Base” means, as of any date of determination prior to the occurrence of a Leverage Trigger Event, (a) eighty percent (80%) of Eligible Accounts plus (b) forty percent (40%) of Eligible Property Plant and Equipment.

“Borrowing Base Certificate” means a borrowing base certificate delivered by the Administrative Borrower from time to time in substantially the form of Exhibit I.

“Borrowing Request” means a request by the Administrative Borrower for a Borrowing in accordance with Section 2.03 in the form attached hereto as Exhibit D-1.

“Burdensome Restrictions” means any consensual encumbrance or restriction of the type described in Section 6.08(a) or Section 6.08(b).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the State of New York and, if such day relates to any Eurodollar Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Calculation Period” means, as to any Permitted Acquisition, the most recent Measurement Period for which a Compliance Certificate is required to have been delivered pursuant to Section 5.01(c) (as of the date of such acquisition).

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital One” means Capital One, National Association, a national banking association, in its individual capacity.

“Cash Collateralize” means, to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Issuing Bank and/or one or more of the Tranche A Revolving Lenders, as collateral for LC Exposure or obligations of Tranche A Revolving Lenders to fund participations in respect of LC Exposure, cash or deposit account balances or, if the Administrative Agent and the Issuing Bank shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and the Issuing Bank. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper maturing within one year from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c) investments in certificates of deposit, banker’s acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof which has a combined capital and surplus and undivided profits of not less than $250,000,000;

(d) fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000; and

(f) other short term investments approved in writing by the Administrative Agent in the exercise of its reasonable discretion.

“C-Corporation” means a corporation, which immediately following the C-Corporation Conversion, is the direct or indirect holder of 100% of the partnership interests in the Partnership.

“C-Corporation Conversion” means the consummation of the transactions described in the c-corporation conversion steps memorandum delivered by the Administrative Borrower to the Administrative Agent and the Tranche B Revolving Lenders prior to the Eighth Amendment Effective Date, as such transactions may be modified in any manner not materially adverse to the interests of the Lenders and with the Administrative Agent’s consent.

“Cemetery Laws” has the meaning specified in Section 3.26.

“Cemetery Non-Profit” means a Person which (a) is organized as a non-profit entity, whether pursuant to Section 501 of the Code or otherwise and (b) has contracted with any Borrower for the provision of services under a Cemetery Non-Profit Management Agreement. For the sake of clarity, no Cemetery Non-Profit is, or shall be required to become, a Loan Party. Schedule 1.01(a) sets forth a list of each Cemetery Non-Profit as of the Effective Date.

“Cemetery Non-Profit Management Agreement” means an agreement (including a lease) pursuant to which a Borrower agrees to manage the operations of any Cemetery Non-Profit in the business of providing cemetery services and/or cemetery property or to operate such cemetery property.

“Cemetery Property” means, at any time as to any Borrower, such Borrower’s interest in its real or personal property of the type sold or transferred pursuant to Approved Installment Agreements which property (a) has not, at such time, been sold or transferred to, and (b) is not under contract to be sold or transferred to, any other Person.

“Change in Control” means:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Permitted Holders, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Equity Interests in (x) prior to the consummation of the C-Corporation Conversion, the Partnership or the General Partner or (y) after the consummation of the C-Corporation Conversion, the C-Corporation, as applicable (any entity referred to in subclauses (x) and (y) above, the “Relevant Entity”) representing more than 50% of the Equity Interests ~~in the Partnership or the General Partner~~ entitled to vote for members of the board of directors or equivalent governing body of the ~~Partnership or the General Partner~~Relevant Entity on a fully-diluted basis (and taking into account all such securities that such “person” or “group” has the right to acquire, whether such right is exercisable immediately or only after the passage of time);

(b) during any period of twelve (12) consecutive months, a majority of the members of the board of directors of the General Partner cease to be composed of individuals (i) who were members of that board on the first day of such period, (ii) whose election or nomination to that board was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or (iii) whose election or nomination to that board was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board;

(c) the General Partner ceases to act as the sole general partner of the Partnership;

(d) the Partnership ceases to own 100% of the Equity Interests in the Operating Company;

(e) after the consummation of the C-Corporation Conversion, the C-Corporation ceases to own 100% of the partnership interests in the Partnership;

(~~e~~f) a “change of control” or any comparable term under, and as defined in, the High Yield Note Indenture or any other agreement or instrument evidencing any Material Indebtedness shall have occurred; or

(~~f~~g) except as expressly permitted under this Agreement, the Operating Company ceases to own, directly or indirectly, 100% of the Equity Interests in, or have Exclusive Management Agreements with, each of the other Borrowers~~.~~;

provided that, notwithstanding anything in this definition to the contrary, the consummation of the transactions to effectuate the C-Corporation Conversion shall not, themselves, be deemed to constitute or result in a Change in Control under clauses (c), (d), (e), (f) and (g) above.

“Change in Law” means the occurrence, (x) in the case of any Tranche A Revolving Lender, after the Effective Date, (~~or~~y) in the case of any Tranche B Revolving Lender, after the Eighth Amendment Effective Date and (z) with respect to any Lender~~, if~~ that becomes a Lender on a later date, the date on which such Lender becomes a Lender~~)~~, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rules, guideline, requirement or directive (whether or not having the force of law) by any Governmental Authority; provided however, that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law” regardless of the date enacted, adopted, issued or implemented.

“Citizens” means Citizens Bank ~~of Pennsylvania~~N.A.

“Co-Documentation Agent” means each of TD Bank, N.A. and Raymond James Bank, N.A., in their respective capacities as co-documentation agents for the credit facility evidenced by this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means, collectively, any and all property owned, leased or operated by any Loan Party in which a Lien is granted or purported to be granted by the Collateral Documents and any and all other property of any Loan Party, now existing or hereafter acquired, that may at any time be or become subject to a Lien in favor of Administrative Agent, on behalf of itself and the Secured Parties, to secure the Secured Obligations, in each case, other than any Excluded Property.

“Collateral Documents” means, collectively, the Guaranty and Collateral Agreement, the Mortgages and all other agreements, instruments and documents executed in connection with this Agreement that are intended to create, perfect or evidence Liens to secure the Secured Obligations, including, without limitation, all other security agreements, pledge agreements, mortgages, deeds of trust, guarantees, subordination agreements, pledges, powers of attorney, consents, assignments, contracts, notices, leases, financing statements and all other written matter whether heretofore, now, or hereafter executed by any Loan Party or any Subsidiary and delivered to the Administrative Agent.

“Commitment” means, with respect to each Lender, such Lender’s Tranche A Revolving Commitment~~. The initial amount of each Lender’s Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption or other documentation contemplated hereby pursuant to which such Lender shall have assumed its Commitment,~~or Tranche B Revolving Commitment (as applicable).

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Compliance Certificate” means a compliance certificate of a Financial Officer in substantially the form of Exhibit F (or such other form as may be approved by the Administrative Agent).

“Conforming DIP” means any debtor-in-possession financing to any Loan Party by one or more of the Administrative Agent or the Tranche A Revolving Lenders or their respective Affiliates under any Debtor Relief Law that shall (a) not exceed $30,000,000 in aggregate principal amount (less other Specified Debt previously incurred) on account of new money loans and new letters of credit extended to fund the operations of the Borrowers and their Subsidiaries, provided that (x) the face value of (A) rollover Letters of Credit, (B) new issuances of letters of credit that replace Letters of Credit (except to the extent resulting in a face value in excess of any such replaced Letters of Credit) and (C) amendments, renewals and extensions of letters of credit described in clauses (A) and (B) (except to the extent resulting in a face value in excess of any such amended, renewed or extended letter of credit) and (y) letters of credit and other sureties support, in each case, in connection with bonding relating to regulatory requirements (including in the form of new money loans extended for such purpose) shall not count toward such $30,000,000 limit, (b) prior to the earlier of (i) an event of default thereunder or (ii) the granting by the lenders thereunder of relief requested by the Loan Parties with respect to a prospective event of default, not compel the loan parties thereunder to seek confirmation of a specific plan of reorganization or the sale of all or substantially all assets of such loan parties, and (c) require that any Loan Party’s motion requesting the approval of such debtor-in-possession financing seek adequate protection and replacement liens for the Tranche B Revolving Lenders, if adequate protection is sought for the Tranche A Revolving Lenders, subject to the requirements set forth in Section 10.04. Notwithstanding the above, a Conforming DIP may include milestone requirements (provided that such milestone requirements, outside of any milestone requirements included in any plan of reorganization, do not compel the sale of all or substantially all assets of such loan parties or other obligors prior to the earlier of (i) an event of default or (ii) the granting by the lenders thereunder of relief requested by the Loan Parties with respect to a prospective event of default), including, but not limited to, milestones with respect to filing a plan of reorganization and disclosure statement, each in form and substance satisfactory to the Tranche A Revolving Lenders and the lenders under such debtor-in-possession financing, and for approval of such plan of reorganization and disclosure statement and consummation of such plan of reorganization.

“Consultant” has the meaning set forth in Section 5.20.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated EBITDA” means, for any period, an amount equal to Consolidated Net Income plus (a) without duplication, the following to the extent deducted in calculating such Consolidated Net Income for such period: (i) Consolidated Interest Expense; (ii) the provision for federal, state, local and foreign income taxes; (iii) depreciation and amortization expense; (iv) non-cash cost for Cemetery Property and real property sold; (v) non-cash compensation expense or other non-cash expense arising from the granting of any stock or unit option or similar arrangement or other unit-based or stock-based compensation; (vi) goodwill impairment; (vii) any non-recurring cash expenses, losses, costs and charges (including, without limitation, those relating to integration expenses, business optimization expenses and professional and other contract services); provided, that the aggregate amount of such expenses, losses, costs and charges shall not exceed (A) $13,937,000 for the measurement period ending June 30, 2017, (B) $13,627,000 for the measurement period ending September 30, 2017, (C) $17,000,000 for the measurement period ending December 31, 2017, (D) $16,328,000 for the measurement period ending March 31, 2018, and (E) $~~12,000,000 for the measurement period ending June 30, 2018, (F) $4,000,000 for the measurement period ending September 30, 2018 and (G) $2,000,000 for each of the measurement periods ending thereafter; (viii) non-recurring cash expenses, costs and charges relating to (A) ongoing SEC investigation and related actions, (B) ongoing class action litigation and (C) any other “non-ordinary course of business” legal matters in an aggregate amount for all items in clause (A), (B) and (C) for all periods not to exceed $5,000,000~~17,000,000 for each Measurement Period beginning on or after April 1, 2018; (viii) [reserved]; (ix) cash expenses, costs and charges with respect to liability or casualty events to the extent insurance or indemnity recovery from a third party is actually received during such period, or is reasonably expected to be received within ninety (90) days (or such later date as the Administrative Agent may agree to in its reasonable discretion) following such period; (x) losses (including impairment charges relating to the sale of real property and other assets) from sales of assets (other than inventory and Cemetery Property sold in the ordinary course of business) and real property sold to the extent permitted under this Agreement (including real property sold pursuant to any Cemetery Non-Profit Management Agreement or Exclusive Management Agreement); (xi) reasonable fees, costs and expenses, without duplication, incurred in connection with (A) this Agreement and the other Loan Documents, including any amendment, restatement, supplement or other modification of this Agreement or any of the other Loan Documents and (B) to the extent permitted hereunder, the issuance of Equity Interests by the Partnership, (xii) reasonable fees, costs and expenses, without duplication, incurred in connection with any Permitted Acquisition; provided, that the aggregate amount of such fees, costs and expenses shall not exceed $3,000,000 and (xiii) any non-cash deferred financing fees expense written off in an aggregate amount for all periods ending after the Sixth Amendment Effective Date not to exceed $9,800,000; minus (b) without duplication, to the extent included in calculating such Consolidated Net Income for such period: (i) any extraordinary gains; (ii) gains from sales of assets (other than inventory and Cemetery Property sold in the ordinary course of business) and other real property sold to the extent permitted under this Agreement (including real property sold pursuant to any Cemetery Non-Profit Management Agreement or Exclusive Management Agreement); (iii) the amount of non-cash gains during such period (other than as a result of deferral of purchase price with respect to notes or installment sales contracts received in connection with sales of Cemetery Property); (iv) federal, state, local and foreign income tax credits or refunds during such period; (v) the amount of any cash payment made during such period in respect of any noncash accrual, reserve or other non-cash charge that is accounted for in a prior period which was added to Consolidated Net Income to determine

Consolidated EBITDA for such prior period and which does not otherwise reduce Consolidated Net Income for the current period; and (vi) the amount of any recovery not so received within the 90 day period (or such longer period) set forth in clause (a)(ix) of this definition and any recovery payments which are made by third parties within the 90 day period (or such longer period) set forth in clause (a)(ix) of this definition to the extent added back to Consolidated Net Income in the prior period.

All calculations of Consolidated EBITDA shall additionally be adjusted on a Pro Forma Basis to account for any Permitted Acquisitions or Equivalent Dispositions then being consummated, if applicable, as well as any other Permitted Acquisitions or Equivalent Dispositions consummated, on or after the first day of any related Calculation Period or Measurement Period, as applicable (as if consummated on the first day of such applicable Calculation Period or Measurement Period).

~~“Consolidated Fixed Charge Coverage Ratio” means the ratio, as of the last day of any fiscal quarter, of (i) Consolidated EBITDA for the four fiscal quarter period ending on such day, plus (A) “Change in Deferred Selling and Obtaining Costs”, “Change in Deferred Revenue” and “Change in Merchandise Trust Fund” as each such term is presented in the consolidated statement of cash flows of the Partnership to the extent any such amount is a positive amount; minus (B) (w) “Change in Deferred Selling and Obtaining Costs”, “Change in Deferred Revenue” and “Change in Merchandise Trust Fund” as each such term is presented in the consolidated statement of cash flows of the Partnership to the extent any such amount is a negative amount, (x) Consolidated Maintenance and Growth Capital Expenditures that are not financed with the proceeds of Indebtedness (other than Revolving Loans) and that are made in cash during such period, (y) any federal, state, local and foreign taxes paid in cash by the Partnership and its Subsidiaries during such period (net of any tax credits or refunds during such period), and (z) all Restricted Payments paid in cash by the Partnership during such period under Section 6.07(c), to (ii) Consolidated Fixed Charges for the four fiscal quarter period ending on such day.~~

~~“Consolidated Fixed Charges” means, for any period, without duplication, the sum of (i) Consolidated Interest Expense paid or payable in cash, but excluding any interest paid or payable in kind and (ii) the aggregate principal amount of all scheduled principal payments with respect to all Consolidated Funded Indebtedness, including, without limitation, Capital Lease Obligations, but excluding any such payments to the extent refinanced through the incurrence of additional Indebtedness otherwise expressly permitted under Section 6.01, in each case, of or by the Partnership and its Subsidiaries during such period on a consolidated basis in accordance with GAAP.~~

“Consolidated Funded Indebtedness” means, as of any date of determination, for the Partnership and its Subsidiaries on a consolidated basis, without duplication, the sum of (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including, without limitation, (i) all Obligations, (ii) all Seller Subordinated Debt and (iii) all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments), (b) the outstanding principal amount of all purchase money Indebtedness, (c) all direct obligations arising under letters of credit, bankers’ acceptances, bank guaranties, and similar instruments (but, excluding, for the avoidance of doubt, surety bonds), (d) Capital Lease Obligations, (e) all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (d) above of Persons other than the Partnership or any of its Subsidiaries, and (f) all Indebtedness of the types referred to in clauses (a) through (e) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which the

Partnership or any of its Subsidiaries is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to the Partnership or such Subsidiary, provided that Consolidated Funded Indebtedness shall not include any letter of credit issued on account of the self-insurance program of the Administrative Borrower, to the extent any such letter of credit is undrawn.

“Consolidated Interest Expense” means, for any period, (a) the total consolidated interest expense of the Partnership and its Subsidiaries for such period (calculated without regard to any limitations on payment thereof) payable in respect of any Indebtedness plus (b) without duplication, that portion of Capital Lease Obligations of the Partnership and its Subsidiaries on a consolidated basis representing the interest factor for such period. All calculations of Consolidated Interest Expense shall additionally be adjusted on a Pro Forma Basis to account for any Permitted Acquisitions or Equivalent Dispositions then being consummated, if applicable, as well as any other Permitted Acquisitions or Equivalent Dispositions consummated, on or after the first day of any related Calculation Period or Measurement Period, as applicable (as if consummated on the first day of such applicable Calculation Period or Measurement Period).

“Consolidated Leverage Ratio” means, as of any date of determination, the ratio of (a)(i) Consolidated Funded Indebtedness as of such date minus (ii) the aggregate amount of all unrestricted cash and Cash Equivalents of the Partnership and its Subsidiaries in accounts subject to a first priority, perfected Lien (subject only to Liens permitted under Section 6.02) in favor of the Administrative Agent on such date in an amount not to exceed $5,000,000 (which, for purposes of the Consolidated Leverage Ratio, shall include accounts maintained at Capital One or at any other Lender); provided, however, that, solely for purposes of the Measurement Period ending on September 30, 2017, clause (a)(ii) of this definition shall include all unrestricted cash and Cash Equivalents of the Partnership and its Subsidiaries (subject to the Dollar limitation set forth in clause (a)(ii)), irrespective of whether the Administrative Agent’s Lien in the related accounts is perfected, to (b) Consolidated EBITDA for the most recently completed Measurement Period.

~~“Consolidated Maintenance and Growth Capital Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or other consideration or accrued as a liability and including that portion of Capital Lease Obligations which is capitalized on the consolidated balance sheet of the Partnership) by the Partnership and its Subsidiaries for such period, in conformity with GAAP, which are included in “Maintenance Capital Expenditures” or “Growth Capital Expenditures” (or comparable items) reflected in the consolidated statement of cash flows of the Partnership, but excluding any such expenditures to the extent financed from insurance proceeds (or other similar recoveries, including indemnification payments) paid on account of the loss of or damage to the assets being replaced or restored or other assets.~~

“Consolidated Net Income” means, with reference to any period, the net income (or loss) of the Partnership and its Subsidiaries calculated in accordance with GAAP on a consolidated basis (without duplication) for such period; provided that, in determining Consolidated Net Income of the Partnership and its Subsidiaries, (i) the net income of any of Person which is not a Subsidiary of the Partnership or is accounted for by the Partnership by the equity method of accounting shall be included only to the extent of the payment of cash dividends or cash disbursements by such Person to the Partnership or a Subsidiary of the Partnership during such period ~~and~~, (ii) except for determinations expressly required to be made on a Pro Forma Basis, the net income (or loss) of any Person accrued prior to the date it becomes a Subsidiary or all or substantially all of the property or assets of such Person are acquired by a Subsidiary shall be excluded from such determination~~.~~, (iii) any non-recurring charges for adjustments made to cost of goods sold for merchandise inventory impairment related to excess and damaged inventory of the Partnership or a Subsidiary of the Partnership (and any reversal thereof) incurred during the Fiscal Year ended December 2018 in an aggregate amount not to exceed $5,000,000 shall be excluded from such determination and (iv) any non-recurring charges for the establishment of liability reserves required for future obligations of the Partnership or a Subsidiary of the Partnership to deliver allocated merchandise to customers (and any reversal thereof) incurred during the Fiscal Year ended December 2018 in an aggregate amount not to exceed $15,000,000 shall be excluded from such determination.

“Consolidated Secured Funded Indebtedness” means all Consolidated Funded Indebtedness secured by a Lien, including, for the avoidance of doubt, (i) all direct obligations arising under other letters of credit and (ii) all Capital Lease Obligations.

“Consolidated Secured Net Leverage Ratio” means, as of any date of determination, the ratio of (a)(i) Consolidated Secured Funded Indebtedness as of such date minus (ii) the aggregate amount of all unrestricted cash and Cash Equivalents of the Partnership and its Subsidiaries in accounts subject to a first priority, perfected Lien (subject only to Liens permitted under Section 6.02) in favor of the Administrative Agent on such date in an amount not to exceed $5,000,000 (which, for purposes of the Consolidated Secured Net Leverage Ratio, shall include accounts maintained at Capital One or at any other Lender) to (b) Consolidated EBITDA for the most recently completed Measurement Period.

~~“Consolidated Secured Funded Indebtedness” means all Consolidated Funded Indebtedness secured by a Lien, including, for the avoidance of doubt, (i) all direct obligations arising under other letters of credit and (ii) all Capital Lease Obligations.~~

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative thereto.

“Credit Event” means any Borrowing or the issuance, amendment, renewal or extension of a Letter of Credit.

“Debtor Relief Laws” means the Bankruptcy Code and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Deemed Dividend Issue” means, with respect to any Foreign Subsidiary, such Foreign Subsidiary’s accumulated and undistributed earnings and profits being deemed to be repatriated to the Borrower or the applicable parent Domestic Subsidiary under Section 956 of the Code and the effect of such repatriation causing materially adverse tax consequences to any Loan Party or such parent Domestic Subsidiary, in each case as determined by the Administrative Borrower in its commercially reasonable judgment acting in good faith and in consultation with its legal and tax advisors.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means, subject to Section 2.21(c), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two (2) Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Administrative Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two (2) Business Days of the date when due, (b) has notified the Administrative Borrower, the Administrative Agent, the Issuing Bank or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Administrative Borrower, to confirm in writing to the Administrative Agent and the Administrative Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Administrative Borrower) or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under the Bankruptcy Code or any other Debtor Relief Laws of the United States or other applicable jurisdiction, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that, a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender or (iii) become the subject of a Bail-in Action. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(c)) upon delivery of written notice of such determination to the Administrative Borrower, the Issuing Bank, the Swingline Lender and each Lender.

~~“Designated Acquisition” means any Permitted Acquisition, or series of related Permitted Acquisitions, either (a) involving aggregate consideration in excess of $20,000,000 or (b) involving aggregate consideration which, when taken together with the aggregate consideration paid in respect of all other Permitted Acquisitions consummated during any trailing three month period, is in excess of $35,000,000.~~

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property of any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith. For the sake of clarity, dispositions of real property of the Archdiocese or other third parties pursuant to an Exclusive Management Agreement, as contemplated by the Archdiocese Transaction Documents or other documents entered into in connection with such Exclusive Management Agreement, shall not constitute Dispositions under this Agreement or the other Loan Documents.

“Disqualified Domestic Subsidiary” means any Domestic Subsidiary to the extent that (i) acting as a Subsidiary Guarantor would result in a material adverse tax consequence to the Partnership or its Subsidiaries, as determined by the Administrative Borrower, in consultation with the Administrative Agent, each acting reasonably and in good faith or (ii) substantially all of the assets of which consist of Equity Interests of one or more Foreign Subsidiaries.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than (i) solely for Equity Interests that are not Disqualified Equity Interests and cash in lieu of fractional shares or (ii) solely at the discretion of the issuer), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control, asset sale or similar event so long as any rights of the holders thereof upon the occurrence of a change of control, asset sale or similar event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments and the termination of all outstanding Letters of Credit (unless the LC Exposure related thereto has been Cash Collateralized)), (b) is redeemable at the option of the holder thereof (other than (i) solely for Equity Interests that are not Disqualified Equity Interests and cash in lieu of fractional shares or

(ii) as a result of a change of control, asset sale or similar event so long as any rights of the holders thereof upon the occurrence of a change of control, asset sale or similar event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments and the termination of all outstanding Letters of Credit (unless the LC Exposure related thereto has been Cash Collateralized)), in whole or in part, (c) requires any scheduled payments of dividends in cash or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the latest of (a) the Tranche A Revolving Credit Facility Maturity Date or (b) the Tranche B Revolving Credit Facility Maturity Date at the time of issuance of such Equity Interests; provided that if such Equity Interests are issued pursuant to a plan for the benefit of employees of the General Partner, the Partnership or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because it may be required to be repurchased by the Partnership or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Disqualified Foreign Subsidiary” means any Foreign Subsidiary to the extent such Foreign Subsidiary acting as a Subsidiary Guarantor would cause a Deemed Dividend Issue. Notwithstanding the foregoing, in no event shall any Subsidiary organized in or under the laws of Puerto Rico be a Disqualified Foreign Subsidiary.

“Dollars” or “$” refers to lawful money of the United States of America.

“Domestic Subsidiary” means a Subsidiary organized under the laws of a jurisdiction located in the United States of America.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).

“Effective Date Contemplated Dispositions” means each of the Dispositions contemplated to occur after the Effective Date as more particularly described on Schedule 1.01(b).

“Effective Date Material Real Property Jurisdictions” means each of Alabama, California, Florida, Illinois, Indiana, Maryland, Michigan, New Jersey, North Carolina, Pennsylvania, South Carolina, Virginia and West Virginia.

“Eighth Amendment” means the Eighth Amendment and Waiver to the Credit Agreement, dated as of February 4, 2019, between the Administrative Borrower, the other Borrowers party thereto, the Lenders party thereto and the Administrative Agent.

“Eighth Amendment Closing OID” has the meaning assigned to such term under the Eighth Amendment.

“Eighth Amendment Effective Date” has the meaning assigned to such term under the Eighth Amendment.

“Electronic Signature” means an electronic symbol or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Eligible Accounts” means, as of any date of determination, the aggregate amount of accounts receivable, net of allowance, and net of deferred financing fees, of the Partnership and its consolidated Subsidiaries other than accounts receivable which remain unpaid for more than one hundred twenty (120) days (with the netting of any allowance or deferred financing fees related to such overdue accounts receivable also excluded from the calculation of Eligible Accounts), in each case as disclosed on the most recent Borrowing Base Certificate delivered to the Administrative Agent.

“Eligible Property Plant and Equipment” means, as of any date of determination, the aggregate amount of property, plant and equipment, net of accumulated depreciation, of the Partnership and its consolidated Subsidiaries, in each case as disclosed on the most recent Borrowing Base Certificate delivered to the Administrative Agent.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 9.04(b)(i), Section 9.04(b)(ii)(A) and Section 9.04(b)(ii)(B) (subject to such consents, if any, as may be required under Section 9.04(b)(i)).

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Partnership or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Interests” means, with respect to any Person, all shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in such Person, any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing and all of the other ownership or profit interests in such Person (including, without limitation, partnership or member interests therein), whether voting or nonvoting.

“Equivalent Disposition” means the Disposition by a Loan Party to any Person (other than another Loan Party) of (a) assets constituting a business unit, (b) all or a substantial part of the business of any Loan Party, or (c) sufficient Equity Interests of any Loan Party so that, after giving effect to such Disposition, such Person is no longer a Subsidiary.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Partnership, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30- day notice period is waived); (b) the failure to satisfy the “minimum funding standard” (as defined in Section 412 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by the Partnership or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by the Partnership or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan; (f) the incurrence by the Partnership or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal of the Partnership or any of its ERISA Affiliates from any Plan or Multiemployer Plan; or (g) the receipt by the Partnership or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from the Partnership or any ERISA Affiliate of any notice, concerning the imposition upon the Partnership or any of its ERISA Affiliates of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

“EU Bail-in Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar”, when used in reference to any Loan or Borrowing, means that such Loan, or the Loans comprising such Borrowing, bears interest at a rate determined by reference to the Eurodollar Rate.

“Eurodollar Base Rate” has the meaning specified in the definition of Eurodollar Rate.

“Eurodollar Rate” means for any Interest Period with respect to a Eurodollar Loan, a rate per annum equal to the greater of (a) 0.00% and (b) an amount determined by the Administrative Agent pursuant to the following formula:

Where,

“Eurodollar Base Rate” means, for such Interest Period, the London interbank offered rate (the “Screen Rate”) administered by the ICE Benchmark Administration (or any other Person which takes over the administration of such rate) for such Interest Period, as displayed on page LIBOR01 of the applicable Reuters screen (or any replacement Reuters page which displays such rate or, in the event such rate does not appear on a Reuters page or screen, on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion) at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period. If the Screen Rate for such Interest Period is not available at such time for any reason, then the “Eurodollar Base Rate” for such Interest Period shall be the applicable Interpolated Screen Rate at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period. If the Screen Rate for such Interest Period is not available at such time for any reason and the Administrative Agent determines that it is not possible to calculate an Interpolated Screen Rate for such Interest Period at such time for any reason, then the “Eurodollar Base Rate” for such Interest Period shall be, to the extent available, the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Loan being made, continued or converted and with a term equivalent to such Interest Period would be offered by major financial institutions reasonably satisfactory to the Administrative Agent in the London interbank eurodollar market at approximately 11:00 a.m. (London time) two (2) Business Days prior to the commencement of such Interest Period.

“Eurodollar Reserve Percentage” means, for any day during any Interest Period, the reserve percentage (expressed as a decimal, carried out to five decimal places) in effect on such day, whether or not applicable to any Lender, under regulations issued from time to time by the Board for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”). The Eurodollar Rate for each outstanding Eurodollar Loan shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

“Event of Default” has the meaning assigned to such term in Article VII.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Property” has the meaning assigned to such term in the Guaranty and Collateral Agreement.

“Excluded Subsidiary” means (i) any Disqualified Foreign Subsidiary, (ii) any Disqualified Domestic Subsidiary ~~and~~, (iii) any Subsidiary formed in connection with the C-Corporation Conversion that ceases to exist or be a Subsidiary upon completion of the C-Corporation Conversion, so long as such Subsidiary does not hold material assets (other than Equity Interests that are not pledged as Collateral as of the Eighth Amendment Effective Date), and (iv) any other Subsidiary of the Partnership (other than the Operating Company) with respect to which, in the reasonable judgment of the Administrative Agent, the burden or cost of such Subsidiary providing guarantee and collateral support in respect of the Secured Obligations shall be excessive in view of the benefits to be obtained by the Secured Parties therefrom.

“Excluded Swap Obligations” means, with respect to any Loan Party, any Applicable Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Applicable Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to qualify as an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Loan Party or the grant of such security interest becomes effective with respect to such Applicable Swap Obligation. If an Applicable Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Applicable Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Administrative Borrower under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(g) and (d) any U.S. federal withholding Taxes imposed under FATCA.

“Exclusive Management Agreement” means an agreement (including a lease) pursuant to which a Borrower obtains the exclusive right to manage the operations of any Person in the business of (a) providing cemetery services and/or cemetery property or to operate such cemetery property or (b) providing funeral home services or to operate such funeral home, in each case, for a term of not less than one year, including any Cemetery Non-Profit Management Agreement that satisfies the foregoing criteria.

“Existing Credit Agreement” means that certain Fourth Amended and Restated Credit Agreement dated as of December 19, 2014, among the Operating Company, as a borrower, various subsidiaries thereof, as borrowers, certain affiliates thereof, as guarantors, Bank of America, N.A., as administrative agent, and the lenders party thereto.

“Facility” means the Tranche A Revolving Credit Facility or the Tranche B Revolving Credit Facility, as the context may require.

“Fair Market Value” has the meaning assigned to such term in Section 2.10 hereto.

“FATCA” means Sections 1471 through 1474 of the Code, as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

“FCPA” has the meaning assigned to such term in Section 3.22.

“Federal Funds Rate” means, for any day, the rate per annum (expressed, as a decimal, rounded upwards, if necessary, to the next higher one one-hundredth of one percent (1/100 of 1%)) equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to Capital One or any other Lender selected by the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Fee Letter” means each of (i) that certain fee letter dated as of April 25, 2016 between the Operating Company and the Administrative Agent ~~and~~, (ii) that certain fee letter dated as of June 3, 2016 between the Operating Company and Citizens and (iii) the Tranche B Letter Agreement.

“Filing Waiver Fee” has the meaning assigned to such term in Section 2.11(e).

“Financial Officer” means (i) the chief financial officer, principal accounting officer, any treasurer or controller of the Administrative Borrower and (ii) any other financial officer of the Administrative Borrower designated in writing as such to, and reasonably acceptable to, the Administrative Agent.

“Financials” means the annual or quarterly financial statements, and accompanying certificates and other documents, of the Partnership and its Subsidiaries required to be delivered pursuant to Section 5.01(a) or Section 5.01(b).

“First Tier Foreign Subsidiary” means each Foreign Subsidiary with respect to which any one or more of the Partnership and its Domestic Subsidiaries directly owns or Controls more than 50% of such Foreign Subsidiary’s issued and outstanding Equity Interests.

“Fiscal Year” means a fiscal year of the Partnership and its Subsidiaries ending on December 31 of each year.

“Flood Determination Information” has the meaning assigned to such term in Section 5.05(b).

“Foreign Lender” means (a) if any Borrower is a U.S. Person, a Lender, with respect to such Borrower, that is not a U.S. Person, and (b) if any Borrower is not a U.S. Person, a Lender, with respect to such Borrower, that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

“Foreign Subsidiary” means any Subsidiary which is not a Domestic Subsidiary.

“Fourth Amendment Effective Date” means September 29, 2017.

“Fronting Exposure” means, at any time there is a Tranche A Revolving Lender that is a Defaulting Lender, (a) with respect to the Issuing Bank, such Defaulting Lender’s Applicable Percentage of the total LC Exposure at such time, other than LC Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Tranche A Revolving Lenders or Cash Collateralized in accordance with the terms of this Agreement and (b) with respect to the Swingline Lender, such Defaulting Lender’s Applicable Percentage of the total Swingline Exposure at such time, other than Swingline Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Tranche A Revolving Lenders.

“GAAP” means generally accepted accounting principles in the United States of America.

“General Partner” means (a) prior to completion of the C-Corporation Conversion, StoneMor GP LLC, a Delaware limited liability company~~.~~, or any successor thereof incorporated to effectuate any step of the C-Corporation Conversion and (b) upon completion of the C-Corporation Conversion, the C-Corporation or such other person as the Administrative Agent and the Required Lenders shall approve.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“GP Agreement” means that certain Second Amended and Restated Limited Liability Agreement of the General Partner, dated as of May 21, 2014, as may be amended, restated, modified, replaced or supplemented from time to time (including, for the avoidance doubt, any replacement in connection with any successor entity becoming the General Partner) as permitted under this Agreement.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantors” means the Partnership and each Subsidiary Guarantor.

“Guaranty and Collateral Agreement” means that certain Guaranty and Collateral Agreement (including any and all supplements thereto), dated as of the Effective Date, among the Loan Parties and the Administrative Agent, for the benefit of the Administrative Agent and the other Secured Parties, and any other guaranty or collateral agreement entered into, after the Effective Date by any other Loan Party (as required by this Agreement or any other Loan Document), or any other Person.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“High Yield Documents” means each High Yield Note Indenture, any High Yield Notes, and the related guarantees, notes and all other agreements, instruments and other documents pursuant to which any High Yield Notes have been or will be issued or otherwise setting forth the terms of such High Yield Notes, as each may be amended, restated, modified, extended, renewed, replaced or supplemented from time to time, in each case as permitted under this Agreement.

“High Yield Note Indenture” means that certain Indenture, dated as of May 28, 2013, among the Partnership, Cornerstone Family Services of West Virginia Subsidiary, Inc., a West Virginia corporation, and certain Subsidiaries of the Partnership, as guarantors, and Wilmington Trust, National Association as trustee, as the same may be amended, restated, modified, extended, renewed replaced or supplemented from time to time, in each case as permitted under this Agreement.

“High Yield Notes” means the 7-7/8% senior notes in an aggregate principal amount of $175,000,000, having a maturity of June 1, 2021, issued on May 28, 2013 pursuant to the High Yield Note Indenture, as the same may be amended, restated, modified, extended, renewed, replaced or supplemented from time to time, in each case as permitted under this Agreement.

“Immaterial Leases” means, with respect to any Loan Party or any Subsidiary, (a) oral, month-to-month, season-to-season or otherwise terminable farm leases of excess cemetery land, (b) oral, month-to-month or “term of employment” residential leases with employees, (c) month-to-month leases for office or storage use, (d) cell site, cell tower, communication, billboard and sign leases on excess cemetery land, (e) oil and gas leases not effecting cemetery use and (f) other leases having no material adverse effect on the cemetery or funeral home use of the real property involved (or the value of such real property).

“Immaterial Subsidiary” means, at any time, any Subsidiary that, together with its Subsidiaries, as of the most recently ended fiscal quarter for which Financials have been (or were required to be) delivered has (i) individually contributed 1.5% or less of the Consolidated EBITDA of the Partnership and its Subsidiaries for the period of four fiscal quarters most recently ended on or prior to the date of determination and (ii) consolidated assets representing 1.5% or less of the consolidated total assets of the Partnership and its Subsidiaries on the last day of the most recently ended fiscal quarter on or prior to the date of determination; provided, that the Administrative Borrower may elect in its sole discretion to exclude as an Immaterial Subsidiary any Subsidiary that would otherwise meet the definition thereof. In no event shall the aggregate amount of Consolidated EBITDA or consolidated total assets of all Immaterial Subsidiaries (and their respective Subsidiaries) exceed 5.0% of Consolidated EBITDA or consolidated total assets of the Partnership and its Subsidiaries, respectively. If the Consolidated EBITDA or consolidated total assets of all Subsidiaries so designated by the Administrative Borrower as “Immaterial Subsidiaries” shall at any time exceed the limits set forth in the preceding sentence, then starting with the largest Subsidiary (as reasonably determined by the Administrative Borrower), the number of Subsidiaries that are at such time designated as Immaterial Subsidiaries shall be deemed to no longer be designated as Immaterial Subsidiaries until the threshold amounts in the preceding sentences are no longer exceeded (as reasonably determined by the Administrative Borrower), with any Immaterial Subsidiaries at such time that are below such threshold amounts still being designated as (and remaining as) Immaterial Subsidiaries. From time to time, but in compliance with the foregoing provisions, the Administrative Borrower may, in its sole discretion provide a list of its Immaterial Subsidiaries at such time, which list may, in compliance with the foregoing provisions, be updated from time to time, in the sole discretion of the Administrative Borrower.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b) the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(c) net obligations of such Person under any Swap Agreement;

(d) all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable and accrued liabilities incurred in the ordinary course of business) including earn-outs (but, for the sake of clarity, excluding obligations incurred in connection with Permitted Acquisitions with respect to (i) non-compete, employment, consulting or other similar arrangements or (ii) any shortfall in Trust Funds of the applicable Target);

(e) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f) all Capital Lease Obligations of such Person;

(g) all obligations of such Person in respect of any Disqualified Equity Interest; and

(h) all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Agreement on any date shall be deemed to be the Swap Termination Value thereof as of such date. Notwithstanding anything to the contrary contained in this Agreement, (y) earn-outs shall only be included as Indebtedness for purposes of this Agreement to the extent a specific dollar amount has been determined to be earned and is owing but remains unpaid beyond the date when due and (z) the obligations of the applicable Loan Parties under the Archdiocese Lease, as in effect on the Effective Date, shall not constitute Indebtedness.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Information Memorandum” means the Confidential Information Memorandum dated June 2016 relating to the Loan Parties and the Transactions.

“Interest Election Request” means a request by the Administrative Borrower to convert or continue a Borrowing in accordance with Section 2.07 in the form attached hereto as Exhibit D-2.

“Interest Payment Date” means (a) with respect to any Base Rate Loan (other than a Swingline Loan), or a Tranche B Revolving Loan the last day of each March, June, September and December and the applicable Maturity Date, (b) with respect to any Eurodollar Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurodollar Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and the Tranche A Revolving Credit Facility Maturity Date and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid and the Tranche A Revolving Credit Facility Maturity Date.

“Interest Period” means with respect to any Eurodollar Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months thereafter, as the Administrative Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (ii) any Interest Period pertaining to a Eurodollar Borrowing that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interpolated Screen Rate” means, at any time and for any Interest Period, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate which results at such time from interpolating on a linear basis between (a) the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is shorter than such Interest Period and (b) the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which is longer than such Interest Period.

“Investment” has the meaning assigned to such term in Section 6.04.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means Capital One, in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.05(j). The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Joint Lead Arrangers” means each of Capital One and Citizens, in each case, in its respective capacity as joint lead arranger for the credit facility evidenced by this Agreement.

“LC Collateral Account” has the meaning assigned to such term in Section 2.05(j).

“LC Disbursement” means a payment made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrowers at such time. The LC Exposure of any Tranche A Revolving Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time.

“Lenders” means the Persons listed on Schedule 2.01(a) and on Schedule 2.01(b) and any other Person that shall have become a Lender hereunder pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context otherwise requires, the term “Lenders” includes the Swingline Lender and the Issuing Bank.

“Letter of Credit” means any letter of credit issued pursuant to this Agreement.

“Letter of Credit Availability Period” means the period from and including the Effective Date to but excluding the Tranche A Revolving Credit Facility Maturity Date.

“Letter of Credit Sublimit” means ~~$15,000,000~~(a) $9,418,818.00, plus (b) an amount equal to the principal amount of Tranche A Revolving Loans prepaid pursuant to Section 2.10(a) after the Eighth Amendment Effective Date.

“Leverage Trigger Event” means the Partnership shall have achieved, as of the last day of any fiscal quarter after the Fourth Amendment Effective Date, a Consolidated Leverage Ratio (calculated in accordance with the Credit Agreement as in effect immediately prior to the Sixth Amendment Effective Date and without regard to the amendments effected pursuant to the Sixth Amendment) of less than 4.00:1.00 for the period of four (4) consecutive fiscal quarters ending on such date.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Loan Documents” means this Agreement, any Notes, any Letter of Credit applications, the Collateral Documents and all other agreements, instruments, documents and certificates identified in Section 4.01 executed and delivered to, or in favor of, the Administrative Agent or any Lender and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements, and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Loan Party, and delivered to the Administrative Agent or any Lender in connection with this Agreement or the transactions contemplated hereby.

Any reference in this Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to this Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative.

“Loan Parties” means, collectively, the Borrowers and the Guarantors.

“Loans” means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations or financial condition of the Partnership and the Subsidiaries taken as a whole, (b) the ability of the Loan Parties, taken as a whole, to perform their obligations under any Loan Document or (c) the validity or enforceability of this Agreement or any and all other Loan Documents or the material rights or remedies of the Administrative Agent and the Lenders thereunder.

“Material Contract” means, with respect to any Person, each contract to which such Person is a party (a) involving aggregate consideration payable to or by such Person of the Threshold Amount or more in any year or (b) the breach, cancellation, termination or non-renewal of which could reasonably be expected to have a Material Adverse Effect.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Swap Agreements, of any one or more of the Partnership and its Subsidiaries in an aggregate principal amount exceeding the Threshold Amount. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Partnership or any Subsidiary in respect of any Swap Agreement at any time shall be deemed to be the Swap Termination Value thereof at such time.

“Maturity Date” means~~, as of any date of determination, the earlier of (a) the Stated~~ (a) with respect to the Tranche A Revolving Credit Facility, the Tranche A Revolving Credit Facility Maturity Date and (b) ~~the date that is six (6) months prior to the earliest scheduled maturity date of any Permitted Unsecured Indebtedness on such date.~~with respect to the Tranche B Revolving Credit Facility, Tranche B Revolving Credit Facility Maturity Date.

“Maximum Rate” has the meaning assigned to such term in Section 9.16.

“Measurement Period” means, at any date of determination, the most recently completed four fiscal quarters of the Partnership as of such date.

“Merchandise Trust” means a trust fund, pre-need trust, pre-construction trust or other reserve, trust, escrow or any similar arrangement established and administered by a Borrower as required in accordance with applicable law to receive and administer the aggregate of all amounts required by applicable law derived from the sale of services and personal property, such as foundations, markers, memorials, memorial bases, monuments, urns, vases, vaults and caskets, used in connection with the final disposition, memorialization, interment, entombment, or inurnment of human remains.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means each mortgage, deed of trust or other agreement which conveys or evidences a Lien in favor of the Administrative Agent, for the benefit of the Administrative Agent and the Secured Parties, on real property of a Loan Party, including any amendment, restatement, modification or supplement thereto.

“Mortgage Instruments” means such title reports, ALTA title insurance policies (with endorsements), evidence of zoning compliance, property insurance, flood certifications and flood insurance (and, if applicable FEMA form acknowledgements of insurance), opinions of counsel (to the extent reasonably requested by the Administrative Agent), ALTA surveys, appraisals (if requested by the Administrative Agent in accordance with Section 5.09), environmental assessments and reports, mortgage tax affidavits and declarations and other similar information and related certifications as are reasonably requested by, and in form and substance reasonably acceptable to, the Administrative Agent from time to time.

“Mortgaged Property” means all real property, premises, franchises, rights and other property of any Loan Party that is subject to a Lien in favor of the Administrative Agent, for the benefit of the Administrative Agent and the Secured Parties.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” means, (a) in respect of any Disposition specified in Section 2.10(d), 100% of proceeds in cash and Cash Equivalents actually received by the Partnership or any of the Subsidiaries from any such Disposition (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received), net of (i) attorneys’ fees, accountants’ fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, (ii) taxes paid or reasonably estimated to be payable as a result thereof within the twenty-four month period following the date of the relevant transaction (provided that, if the amount of any estimated taxes exceeds the amount of taxes actually required to be paid in cash in respect of such Disposition, the aggregate amount of such excess shall constitute Net Cash Proceeds), and (iii) the amount of any reasonable reserve established in accordance with GAAP against any adjustment to the sale price or any liabilities (other than any taxes deducted pursuant to clause (i) above) (x) related to any of the applicable assets and (y) retained by the Partnership or any of its Subsidiaries (however, the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such Disposition occurring on the date of such reduction), provided that the proceeds realized in any single transaction (or series of related transactions) shall not constitute Net Cash Proceeds unless the amount of such proceeds exceeds $25,000~~.~~ and (b) in respect of any Indebtedness specified in Section 2.10(d), 100% of proceeds in cash and Cash Equivalents actually received by the Partnership or any of the Subsidiaries from the issuance of such Indebtedness, net of (i) underwriting discounts and commissions, and other reasonable and customary fees and out-of-pocket expenses and (ii) taxes paid or reasonably estimated to be payable within the twenty-four month period following the date of the relevant transaction.

“Non-Consenting Lender” has the meaning assigned to such term in Section 9.02(e).

“Note” has the meaning assigned to such term in Section 2.09(e).

“Obligations” means all unpaid principal of and accrued and unpaid interest on the Loans, all LC Exposure, all accrued and unpaid fees, the Additional Amount, and all expenses, reimbursements, indemnities and other obligations and indebtedness (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), obligations and liabilities of any of the Partnership and its Subsidiaries to any of the Lenders, the Administrative Agent, the Issuing Bank or any indemnified party, individually or collectively, existing on the Effective Date or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, arising or incurred under this Agreement or any of the other Loan Documents or in respect of any of the Loans made or reimbursement or other obligations incurred or any of the Letters of Credit or other instruments at any time evidencing any thereof.

“OFAC” has the meaning assigned to such term in Section 3.20.

“Operating Company” means StoneMor Operating LLC, a Delaware limited liability company.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19).

“Participant” has the meaning assigned to such term in Section 9.04(c).

“Participant Register” has the meaning assigned to such term in Section 9.04(c).

“Partnership” means StoneMor Partners L.P., a Delaware limited partnership.

“Partnership 2017 Financials” has the meaning assigned to such term in Section 2.11(e).

“Partnership Agreement” means that certain Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 9, 2008, as amended, restated, modified, extended, renewed, replaced or supplemented from time to time as permitted under this Agreement.

“Partnership Common Units” means the common units of the Partnership.

“Partnership Subordinated Units” means the subordinated units of the Partnership.

“Patriot Act” means the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Acquisition” means any acquisition (whether by purchase, merger, consolidation or otherwise) or series of related acquisitions by the Operating Company or any of its Subsidiaries of (i) all or substantially all of the assets of a Person (or all or substantially all of the assets constituting a division, business unit or line of business of a Person), (ii) all or substantially all (but in any event, not less than ninety percent (90%)) of the Equity Interests in a Person or (iii) the rights from a Person under any Exclusive Management Agreement (each such Person described in clauses (i) or (ii), a “Target”), in each case if, at the time of and immediately after giving effect thereto:

(a) no Default or Event of Default has occurred and is continuing or would arise after giving effect thereto, including on a Pro Forma Basis;

(b) the Target (or division, business unit or line of business of such Target) is engaged in the same or a similar line of business as the Partnership and the Subsidiaries or business reasonably related thereto;

(c) no less than five (5) Business Days prior to the proposed closing date thereof (or such shorter period as the Administrative Agent may agree to in its sole discretion), the Administrative Borrower shall have delivered written notice of such acquisition to the Administrative Agent (for distribution to the Lenders), which notice shall include (i) the proposed closing date thereof, (ii) a copy of the approval package to be presented to the Operating Company’s Board of Managers and (iii) copies of all appraisals completed in connection with such acquisition, if any; provided, that if the aggregate consideration paid in respect of such acquisition does not exceed the Threshold Amount, then items (ii) and (iii) may be, but shall not be required to be, at the election of the Administrative Borrower, a part of such written notice from the Administrative Borrower;

(d) all actions required to be taken with respect to such acquired or newly formed Subsidiary under Section 5.11 shall have been, or will be timely, taken;

(e) the Loan Parties are in compliance, on a Pro Forma Basis, with the ~~covenants~~covenant contained in Section 6.12 recomputed as of the last day of the most recently ended fiscal quarter of the Partnership for which Financials are available, as if such acquisition (and any related incurrence or repayment of Indebtedness, with any new Indebtedness being deemed to be amortized over the applicable testing period in accordance with its terms, to the extent applicable) had occurred on the first day of the relevant period for testing such compliance and, if the aggregate consideration paid in respect of such acquisition exceeds the Threshold Amount, the Administrative Borrower shall have delivered to the Administrative Agent no less than five (5) Business Days prior to the proposed closing date thereof (or such shorter period as the Administrative Agent may agree to in its sole discretion), a certificate of a Financial Officer to such effect (including a certification that the expenses, synergies and other efficiencies described in clause (a) of the definition of “Pro Forma Basis” with respect to such acquisition are reasonably expected and factually supportable, in each case, as determined in good faith by the Administrative Borrower), together with all relevant financial information, statements and projections reasonably requested by the Administrative Agent;

(f) in the case of an acquisition, merger or consolidation involving any Loan Party or any Subsidiary, the Loan Party or such Subsidiary (or another Person that merges or consolidates with such Subsidiary and that, immediately upon the consummation of such merger or consolidation, becomes a Subsidiary) is the surviving entity of such acquisition, merger and/or consolidation;

(g) the consideration for such acquisition (other than any acquisition of rights from a Person under any Exclusive Management Agreement that has been expressly approved by the conflicts committee of the Board of Directors of the General Partner) is solely in the form of Equity Interests of the Partnership or net cash proceeds of Equity Interests of the Partnership; provided that the requirement set forth in this clause (g) does not apply to payments made by the Borrower in connection with the acquisitions set forth on Schedule 1.01(c) to the extent such payments are (x) required upon the satisfaction of conditions set forth in, and otherwise under the terms of, purchase agreements entered into prior to the Sixth Amendment Effective Date and as in effect on such date; provided that full and complete copies of such agreements shall have been provided to, and approved by, the Administrative Agent, prior to the Sixth Amendment Effective Date and (y) are in an aggregate amount not to exceed $11,000,000 after the Sixth Amendment Effective Date and before the latest Maturity Date;

(h) ~~after giving effect~~ the Tranche A Revolving Credit Facility Termination Date shall have occurred and, thereafter, the Required Lenders shall have consented to such acquisition~~, Revolving Credit Availability shall not be less than $10,000,000~~;

(i) such acquisition has been approved by the board of directors or similar governing body of the Target;

(j) the Administrative Borrower shall have delivered to the Administrative Agent no less than one (1) Business Day prior to the proposed closing date thereof (or such shorter period as the Administrative Agent may agree to in its sole discretion), a certificate of a Financial Officer certifying that all of the applicable requirements set forth above have been satisfied or will be satisfied on or prior to the consummation of such acquisition; and

(k) the Administrative Agent shall have provided its prior written consent, which consent (x) shall not be unreasonably withheld and (y) shall not be required with respect to the acquisitions set forth on Schedule 1.01(c).

The acquisition of the rights from a Person under an Exclusive Management Agreement shall only be treated as an “acquisition” requiring compliance with the provisions of this definition to the extent that the Loan Parties are required to provide payment(s) (or other consideration) for such acquisition other than (x) in respect of the remittance of the counterparty’s accounts receivable collections and (y) other payments in the ordinary course of business.

For the sake of clarity, with respect to any acquisition, the aggregate consideration paid in respect of such acquisition shall not include (i) amounts paid with respect to non-compete, employment, consulting or other similar arrangements or (ii) amounts paid with respect to any shortfall in Trust Funds of the applicable Target.

Any acquisition which does not otherwise meet the requirements set forth above in this definition of “Permitted Acquisition” shall constitute a Permitted Acquisition if the Required Lenders agree in writing that such acquisition shall constitute a Permitted Acquisition for purposes of this Agreement.

If consummated in compliance with the requirements set forth in Section 6.04(q), (notwithstanding anything else contained in this definition of “Permitted Acquisition”), the Permitted Wisconsin Acquisition shall be deemed to be a Permitted Acquisition for all purposes of this Agreement and the other Loan Documents.

“Permitted Disposition” means:

(a) Dispositions of obsolete or worn out property in the ordinary course of business;

(b) Dispositions of inventory and Cemetery Property in the ordinary course of business;

(c) Dispositions, in each case without recourse and in the ordinary course of business, of overdue accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and not as part of any financing transaction;

(d) licenses, leases or subleases of, or easements with respect to, property in favor of third Persons (including, without limitation, those with respect to cell sites and cell towers), made in the ordinary course of business and not interfering in any material respect with the business of any Loan Party or impairing the value of the related Collateral in any material respect;

(e) Dispositions of tangible personal property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;

(f) Dispositions (i) by any Loan Party or any Subsidiary to any other Loan Party, so long as Liens granted to the Administrative Agent, for the benefit of the Secured Parties pursuant to the Collateral Documents in the assets so transferred shall remain in full force and effect and perfected (to at least the same extent as in effect immediately prior to such transfer) and (ii) by any Subsidiary that is not a Loan Party to another Subsidiary that is not a Loan Party; and

(g) Dispositions of cash and Cash Equivalents in the ordinary course of business.

“Permitted Encumbrances” means:

(a) Liens imposed by law for Taxes, assessments and governmental charges that are not yet due or are being contested in compliance with Section 5.04;

(b) landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than thirty (30) days or are being contested in compliance with Section 5.04;

(c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, other than any Lien imposed by ERISA;

(d) deposits to secure the performance of bids, trade contracts, insurance policies, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e) judgment Liens in respect of judgments that do not constitute an Event of Default under clause (k) of Article VII;

(f) easements, encroachments, covenants, conditions, restrictions (zoning or otherwise), rights of way, minor defects, irregularities or similar encumbrances on or affecting real property (including those with respect to cell sites and cell towers) that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Loan Parties or any Subsidiary; and

(g) any interest or title of a lessor or sublessor in and to any real property leased to a Loan Party or any Subsidiary;

provided that, the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Permitted Holders” means StoneMor GP Holdings LLC, a Delaware limited liability company, ~~and its~~the C-Corporation and their respective Affiliates other than, for the avoidance of doubt, the Partnership and any of its Subsidiaries.

“Permitted Sale and Leaseback Transactions” means Sale and Leaseback Transactions with respect to the assets set forth on Schedule 1.01(d) (or any assets designated by the Administrative Borrower with the consent of the Administrative Agent, which shall not be unreasonably withheld, to replace some or all of the assets listed on Schedule 1.01(d)), which aggregate book value does not exceed $22,900,000.

“Permitted Tranche B Payments” has the meaning assigned to such term in Section 10.01.

“Permitted Unsecured Indebtedness” has the meaning assigned to such term in Section 6.01(l).

“Permitted Unsecured Indebtedness Documents” means all agreements, instruments and other documents pursuant to which any Permitted Unsecured Indebtedness has been or will be issued or incurred or otherwise setting forth the terms of such Permitted Unsecured Indebtedness, as each may be amended, restated, modified, extended, renewed, replaced or supplemented from time to time, in each case as permitted under this Agreement.

“Permitted Wisconsin Acquisition” means (a) the acquisition by StoneMor Wisconsin LLC, a Wisconsin limited liability company, or StoneMor Wisconsin Subsidiary LLC, a Wisconsin limited liability company (or any other Borrower(s) designated by the Administrative Borrower), of ten (10) cemeteries and three (3) crematory businesses, in each case, located in the State of Wisconsin, together with certain related assets, and (b) the acquisition by StoneMor Wisconsin LLC, a Wisconsin limited liability company, or StoneMor Wisconsin Subsidiary LLC, a Wisconsin limited liability company (or any other Borrower(s) designated by the Administrative Borrower), of exclusive management rights in six (6) additional cemeteries and certain related assets, as generally described to the Administrative Agent in writing by the Administrative Borrower prior to the Effective Date.

“Perpetual Care Trust” means a trust fund or other reserve, trust, escrow or any similar arrangement established and administered by a Borrower as required in accordance with applicable law for the purpose of receiving the aggregate of all amounts required by applicable law derived from the sale of interests in real property, or fixtures, including, without limitation, mausoleums, niches, columbaria, urns, or crypts, used in connection with the final disposition, memorialization, interment, entombment, or inurnment of human remains and set aside in reserve, trust, escrow or any similar arrangement and administering such amounts for the perpetual care and maintenance of cemetery lots, graves, grounds, landscaping, roads, paths, parking lots, fences, mausoleums, columbaria, vaults, crypts, utilities, and other improvements, structures and embellishments.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Partnership or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Platform” means any electronic system, including Intralinks®, ClearPar® and any other internet or extranet-based site, whether such electronic system is owned, operated or hosted by the Administrative Agent, the Issuing Bank, any of their respective Related Parties or any other Person, providing for access to data protected by passcodes or other security system.

“Pledge Subsidiary” means (i) each Domestic Subsidiary and (ii) each First Tier Foreign Subsidiary, other than any Excluded Subsidiary.

“Previously Consummated Acquisitions” means those acquisitions that were consummated by the Loan Parties prior to the Effective Date which constituted “Permitted Acquisitions” under the Existing Credit Agreement.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by Capital One as its prime rate; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective. The “prime rate” is a rate set by Capital One based upon various factors including Capital One’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate.

“Pro Forma Basis” means, as of any date, in connection with any calculation of compliance with any financial covenant or financial term, the calculation thereof after giving effect on a pro forma basis to the Permitted Acquisition then being consummated, if applicable, as well as any other Permitted Acquisition or, to the extent applicable, Previously Consummated Acquisitions consummated on or after the first day of any relevant Calculation Period (in each case, as if consummated on the first day of such Calculation Period and based on the available historical financial information provided by the Person who is being or was, or whose assets are being or were, acquired in connection with each such Permitted Acquisition or, to the extent applicable, Previously Consummated Acquisitions, whether prepared in accordance with GAAP or otherwise, and accepted by the Administrative Borrower in the exercise of its reasonable business judgment), and, in each case involving a Permitted Acquisition, adjusted to account for (a) expenses eliminated or reasonably expected to be eliminated by the Loan Parties pursuant to synergies and other efficiencies of each such acquisition, in each case, during the 12 month period following the date of such Permitted Acquisition and (b) income, gains and losses from any Trust Accounts being acquired, using the net asset value thereof multiplied by the yield to maturity of the Barclays Aggregate Bond Index plus 200 basis points (or if such index is not available, a replacement index and margin that is selected by the Administrative Borrower and reasonably satisfactory to the Administrative Agent), but in any case, not less than 5% per annum or more than 7% per annum; provided, that the amounts set forth in (a) above are reasonably acceptable to the Administrative Agent; provided, further, that any such calculations delivered pursuant to the definition of “Permitted Acquisition” shall also give effect on a pro forma basis to (i) the incurrence of any Indebtedness (other than ~~Revolving~~ Loans) by any Loan Parties on or after the first day of the relevant Calculation Period as if such Indebtedness had been incurred (and the proceeds thereof applied) on the first day of the relevant Calculation Period, and (ii) the permanent repayment of any Indebtedness of any Loan Parties on or after the first day of the relevant Calculation Period as if such Indebtedness had been retired or redeemed on the first day of the relevant Calculation Period (in each case, based on the historical financial information described above). For any Calculation Period, the aggregate outstanding principal balance of the ~~Revolving~~ Loans will be deemed to be the aggregate outstanding principal balance of the ~~Revolving~~ Loans on the date of the related Permitted Acquisition (or other applicable event) after giving effect on a pro forma basis to the incurrence or repayment of ~~Revolving~~ Loans on the date of such Permitted Acquisition (or other applicable event).

“Project Garnet” means the Partnership’s project aimed at Disposition in one or several transactions of strategically or geographically misaligned and/or unprofitable funeral home and cemetery locations identified by the Administrative Borrower to the Administrative Agent in writing on or prior to the Sixth Amendment Effective Date.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) the Issuing Bank, as applicable.

“Refinancing” has the meaning assigned to such term in Section 5.18.

“Register” has the meaning assigned to such term in Section 9.04.

“Regulation U” means Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and such Person’s Affiliates.

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time; provided that, the Revolving Credit Exposures and unused Commitments of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

“Required Tranche B Lenders” means, at any time, Tranche B Revolving Lenders having Tranche B Revolving Credit Exposures and unused Tranche B Revolving Commitments representing more than 50% of the sum of the total Tranche B Revolving Credit Exposures and unused Tranche B Revolving Commitments at such time; provided that, the Tranche B Revolving Credit Exposures and unused Tranche B Revolving Commitments of any Defaulting Lender shall be disregarded in determining Required Tranche B Lenders at any time.

“Responsible Officer” means each of (i) the chief executive officer and the chief operating officer of the Administrative Borrower, (ii) any Financial Officer and (iii) any other officer of the Administrative Borrower designated in writing as such to, and reasonably acceptable to, the Administrative Agent.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Partnership or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Partnership or any Subsidiary or any option, warrant or other right to acquire any such Equity Interests in the Partnership or any Subsidiary.

~~“Revolving Commitment” means, with respect to each Lender, the commitment, if any, to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be (a) reduced or terminated from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. The initial amount of each Lender’s Revolving Commitment is set forth on Schedule 2.01, or in the applicable documentation pursuant to which such Lender shall have assumed its Revolving Commitment pursuant to the terms hereof, as applicable. The initial aggregate amount of the Revolving Lenders’ Revolving Commitments on the Effective Date was $210,000,000. The aggregate amount of the Revolving Lenders’ Revolving Commitments on the Fourth Amendment Effective Date was $200,000,000. The aggregate amount of the Revolving Lenders’ Revolving Commitments on the Sixth Amendment Effective Date is $175,000,000.~~

~~“Revolving Credit Availability” means, (a) at any time prior to the occurrence of both (x) a Leverage Trigger Event and (y) a Secured Leverage Trigger Event, (i) the least of th~~e ~~Borrowing Base, the Secured Leverage Borrowing Base and the aggregate Revolving Commitments at such time minus (ii) the aggregate outstanding amount of Revolving Credit Exposure at such time; (b) at all times thereafter, (i) the aggregate Revolving Commitments at such time minus (ii) the aggregate amount of Revolving Credit Exposure at such time.~~

“Revolving Credit ~~Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Maturity Date and the date of termination of the Revolving Commitments.~~Exposure” means Tranche A Revolving Credit Exposure and Tranche B Revolving Credit Exposure.

~~“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender’s Revolving Loans and its LC Exposure and Swingline Exposure at such time.~~

“Revolving Lender” means~~, as of any date of determination, each Lender that has a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Credit Exposure.~~a Tranche A Revolving Lender and/or a Tranche B Revolving Lender, as applicable.

“Revolving Loan” means a ~~Loan made pursuant to Section 2.01~~Tranche A Revolving Loan and/or a Tranche B Revolving Loan, as applicable.

“S&P” means S&P Global Ratings, a division of S&P Global Inc..

“Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions (as of the Effective Date, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State or other relevant Sanctions authority, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC or the U.S. Department of State, or other relevant sanctions authority.

“Screen Rate” has the meaning assigned to such term in the definition of “Eurodollar Rate”.

“SDN List” has the meaning assigned to such term in Section 3.20.

“SEC” means the United States Securities and Exchange Commission.

“Secured Leverage Borrowing Base” means, as of any date of determination prior to the occurrence of a Secured Leverage Trigger Event, (a) eighty percent (80%) of Eligible Accounts plus (b) forty percent (40%) of Eligible Property Plant and Equipment, provided that the determination of whether any accounts receivable constitute Eligible Accounts shall be made without giving effect to the application of Topic 606, Revenue from Contracts with Customers, of the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect).

“Secured Leverage Trigger Event” means the Partnership shall have achieved, as of the last day of any fiscal quarter after the Sixth Amendment Effective Date, a Consolidated Secured Net Leverage Ratio of less than 3.00:1.00 for the period of four (4) consecutive fiscal quarters ending on such date; provided that the Partnership shall have received consent (which consent may be granted or refused in the sole discretion of each such party) from the Administrative Agent and Required Lenders to permit the occurrence of such Secured Leverage Trigger Event.

“Secured Obligations” means all Obligations, together with all Swap Obligations and Treasury Services Obligations owing to the Administrative Agent or one or more Secured Parties; provided, that the Secured Obligations of any Loan Party shall exclude any Excluded Swap Obligations of such Loan Party.

“Secured Parties” means the holders of the Secured Obligations from time to time and shall include (i) each Lender and the Issuing Bank in respect of its Loans and LC Exposure respectively, (ii) the Administrative Agent, the Issuing Bank and the Lenders in respect of all other present and future obligations and liabilities of the Partnership and each Subsidiary of every type and description arising under or in connection with this Agreement or any other Loan Document, (iii) each Lender and affiliate of such Lender in respect of Swap Agreements and Treasury Services Agreements entered into with such Person by the Partnership or any Subsidiary, (iv) each indemnified party under Section 9.03 in respect of the obligations and liabilities of the Partnership to such Person hereunder and under the other Loan Documents, and (v) their respective successors and (in the case of a Lender, permitted) transferees and assigns.

“Securities Act” means the United States Securities Act of 1933.

“Seller Subordinated Debt” means Indebtedness of a Borrower to a seller pursuant to a Permitted Acquisition.

“Seventh Amendment” means the Seventh Amendment and Waiver to the Credit Agreement dated as of July 13, 2018 between the Administrative Borrower, the other Borrowers party thereto, the Lenders party thereto and the Administrative Agent.

“Seventh Amendment Effective Date” has the meaning assigned to such term under the Seventh Amendment.

“Sixth Amendment” means the Sixth Amendment and Waiver to the Credit Agreement dated as of June 12, 2018 between the Administrative Borrower, the other Borrowers party thereto, the Lenders party thereto and the Administrative Agent.

“Sixth Amendment Effective Date” ~~has the meaning assigned to such term under the Sixth Amendment~~means June 12, 2018.

~~“Solvent” means, with respect to any Person on any date of determination, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.~~

“Specified Debt” has the meaning set forth in Section 9.02A(g).

“Specified Event of Default” means an Event of Default under clauses (a), (b), (h) or (i) of Article VII.

“Specified Swap Obligations” means any and all Swap Obligations that, within at least ten (10) days (or such later date as the Administrative Agent may agree to in its sole discretion) from the date that any transaction relating to any such Swap Obligation is executed, the Secured Party party thereto (other than Capital One) shall have delivered written notice to the Administrative Agent that such a transaction has been entered into and that it constitutes a Specified Swap Obligation.

“Specified Treasury Services Obligations” means any and all Treasury Services Obligations that, within at least ten (10) days (or such later date as the Administrative Agent may agree to in its sole discretion) from the date that any transaction relating to any such Treasury Services Obligation is executed, the Secured Party party thereto (other than Capital One) shall have delivered written notice to the Administrative Agent that such a transaction has been entered into and that it constitutes a Specified Treasury Services Obligation.

“Stated Maturity Date” means ~~August 4~~May 1, ~~2021~~2020.

“Subordinated Indebtedness” means any Indebtedness of any Borrower or any Subsidiary the payment of which is subordinated to payment of the Obligations.

“Subordinated Indebtedness Documents” means any document, agreement or instrument evidencing any Subordinated Indebtedness or entered into in connection with any Subordinated Indebtedness.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other Equity Interests having ordinary voting power for the election of directors or other governing body (other than securities or other Equity Interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Partnership. Notwithstanding the foregoing, neither the Archdiocese Holdco ~~shall not~~nor, if the General Partner becomes a Subsidiary of the Partnership pursuant to the C-Corporation Conversion as permitted hereby, the General Partner shall constitute a “Subsidiary” of any Loan Party for purposes of this Agreement or any other Loan Document.

“Subsidiary Guarantor” means each Subsidiary (other than any Excluded Subsidiary) that is a party to the Guaranty and Collateral Agreement. The Subsidiary Guarantors on the Effective Date are identified as such in Schedule 3.01 hereto.

“Swap Agreement” means any agreement, contract or transaction, which is (a) an interest rate swap, option, future, or forward agreement, including a rate floor, rate cap, rate collar, cross-currency rate swap, and basis swap, (b) a spot, same day-tomorrow, tomorrow-next, forward, or other foreign exchange, precious metals, or other commodity agreement, (c) a currency swap, option, future, or forward agreement, (d) an equity index or equity swap, option, future, or forward agreement, (e) a debt index or debt swap, option, future, or forward agreement, (f) a total return, credit spread or credit swap, option, future, or forward agreement, (g) a commodity index or a commodity swap, option, future, or forward agreement, (h) a weather swap, option, future, or forward agreement, (i) an emissions swap, option, future, or forward agreement, (j) an inflation swap, option, future, or forward agreement, (k) an energy swap, option, future or forward agreement, (l) a metal swap, option, future or forward agreement, (m) an agricultural swap, option, future or forward agreement, (n) any agreement, contract or transaction that is similar to any other agreement or transaction referred to in the foregoing clauses (a)—(m) and that (x) is of a type that is the subject of recurrent dealings in the swap or other derivatives markets (including terms and conditions incorporated by reference therein), and (y) is a forward, swap, future, option, or spot transaction on one or more rates, currencies, commodities, equity securities, or other equity instruments, debt securities or other debt instruments, quantitative measures associated with an occurrence, extent of an occurrence, or contingency associated with a financial, commercial, or economic consequence, or economic or financial indices or measures of economic or financial risk or value, (o) any combination of agreements, contracts or transactions referred to in the foregoing clauses (a)-(n) or (p) any option to enter into an agreement, contract or transaction referred to in the foregoing clauses (a)-(o); provided that, in each case, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or independent contractors of the General Partner, any Loan Party or any Subsidiary shall be a Swap Agreement.

“Swap Obligations” means any and all obligations of any Borrower or any Subsidiary, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (a) any and all Swap Agreements permitted hereunder with a Lender or an Affiliate of a Lender, and (b) any and all cancellations, buy backs, reversals, terminations or assignments of any such Swap Agreement transaction; provided that, “Swap Obligations” shall not include any Excluded Swap Obligations.

“Swap Termination Value” means, in respect of any one or more Swap Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Agreements, (a) for any date on or after the date such Swap Agreements have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Agreements, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Agreements (which may include a Lender or any Affiliate of a Lender).

“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Tranche A Revolving Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means Capital One, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.04.

“Swingline Sublimit” means $15,000,000.

“Syndication Agent” means Citizens in its capacity as syndication agent for the credit facility evidenced by this Agreement.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Threshold Amount” means, as of any date of determination, the greater of (a) $10,000,000 and (b) the lesser of (i) $15,000,000 and (ii) 10% of Consolidated EBITDA of the Partnership and its Subsidiaries for the four fiscal quarter period ending on the last day of the most recent fiscal quarter for which Financials are available.

“Ticking Fee” has the meaning set forth in Section 2.11(f).

“Tranche A Revolving Commitment” means, with respect to each Tranche A Revolving Lender, the commitment, if any, to make Tranche A Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Tranche A Revolving Lender’s Tranche A Revolving Credit Exposure hereunder, as such commitment may be (a) reduced or terminated from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. As of the Eighth Amendment Effective Date, the amount of each Tranche A Revolving Lender’s Commitment is set forth on Schedule 2.01(a) or in the applicable documentation pursuant to which such Lender shall have assumed its Tranche A Revolving Commitment pursuant to the terms hereof, as applicable. The initial aggregate amount of the Tranche A Revolving Lenders’ Tranche A Revolving Commitments on the Effective Date was $210,000,000. The aggregate amount of the Tranche A Revolving Lenders’ Tranche A Revolving Commitments on the Fourth Amendment Effective Date was $200,000,000. The aggregate amount of the Tranche A Revolving Lenders’ Tranche A Revolving Commitments on the Sixth Amendment Effective Date was $175,000,000.

“Tranche A Revolving Credit Availability” means (a) at any time prior to the occurrence of both (x) a Leverage Trigger Event and (y) a Secured Leverage Trigger Event, (i) the least of the Borrowing Base, the Secured Leverage Borrowing Base and the aggregate Tranche A Revolving Commitments at such time minus (ii) the aggregate outstanding amount of Tranche A Revolving Credit Exposure at such time; and (b) at all times thereafter, (i) the aggregate Tranche A Revolving Commitments at such time minus (ii) the aggregate amount of Tranche A Revolving Credit Exposure at such time.

“Tranche A Revolving Credit Availability Period” means the period from and including the Effective Date to but excluding the Eighth Amendment Effective Date.

“Tranche A Revolving Credit Facility” means, the Tranche A Revolving Commitments and the extensions of credit hereunder by the Tranche A Revolving Lenders.

“Tranche A Revolving Credit Facility Termination Date” means the date on which (a) the aggregate Tranche A Revolving Commitments have been terminated in accordance with the terms hereof, (b) the aggregate principal amount of all Tranche A Revolving Loans made to the Borrowers and all other Obligations with respect to the Tranche A Revolving Credit Facility have been paid in full in cash (other than contingent indemnification claims as to which no claim has been asserted) and, with respect to Letters of Credit constituting Obligations, such Letters of Credit have been Cash Collateralized at 105% of value pursuant to documentation in form and substance satisfactory to the Administrative Agent, and (c) satisfactory arrangements have been made by the Borrower with the applicable Tranche A Revolving Lender and/or its Affiliate with respect to all Specified Swap Obligations and Specified Treasury Services Obligations.

“Tranche A Revolving Credit Facility Maturity Date” means, as of any date of determination, the earlier of (a) the Stated Maturity Date and (b) the date that is six (6) months prior to the earliest scheduled maturity date of any Permitted Unsecured Indebtedness on such date.

“Tranche A Revolving Credit Exposure” means, with respect to any Tranche A Revolving Lender at any time, the sum of the outstanding principal amount of such Lender’s Tranche A Revolving Loans (other than principal on account of Ticking Fees paid-in-kind) and its LC Exposure and Swingline Exposure at such time.

“Tranche A Revolving Lender” means, as of any date of determination, each Lender that has a Tranche A Revolving Commitment or, if the Tranche A Revolving Commitments have terminated or expired, a Lender with Tranche A Revolving Credit Exposure.

“Tranche A Revolving Loan” means a Loan made pursuant to Section 2.01(a).

“Tranche A Revolving Loan Borrowing” means (a) Tranche A Revolving Loans of the same Type made, converted or continued on the same date and, in the case of Eurodollar Loans, as to which a single Interest Period is in effect, pursuant to Section 2.01(a) or (b) a Swingline Loan.

“Tranche B Letter Agreement” means the Letter Agreement, dated as of the Eighth Amendment Effective Date, among the Tranche B Lenders and the Administrative Borrower.

“Tranche B Revolving Commitment” means, with respect to each Tranche B Revolving Lender, the commitment, if any, to make Tranche B Revolving Loans, expressed as an amount representing the maximum aggregate amount of such Tranche B Revolving Lender’s Tranche B Revolving Credit Exposure hereunder, as such commitment may be (a) reduced or terminated from time to time pursuant to Section 2.08 and (b) reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04. As of the Eighth Amendment Effective Date, the amount of each Tranche B Revolving Lender’s Commitment is set forth on Schedule 2.01(b) or in the applicable documentation pursuant to which such Lender shall have assumed its Tranche B Revolving Commitment pursuant to the terms hereof, as applicable. The initial aggregate amount of the Tranche B Revolving Lenders’ Revolving Commitments on the Eighth Amendment Effective Date is $35,000,000.

“Tranche B Revolving Credit Availability” means (i) the aggregate Tranche B Revolving Commitments at such time minus (ii) the aggregate amount of Tranche B Revolving Credit Exposure.

“Tranche B Revolving Credit Availability Period” means the period from and including the Eighth Amendment Effective Date to but excluding May 1, 2019.

“Tranche B Revolving Credit Facility” means the Tranche B Revolving Commitments and the extensions of credit hereunder by the Tranche B Revolving Lenders

“Tranche B Revolving Credit Facility Maturity Date” means, as of any date of determination, the date that is one Business Day following the Tranche A Revolving Credit Facility Maturity Date.

“Tranche B Revolving Credit Exposure” means, with respect to any Tranche B Revolving Lender at any time, the sum of the outstanding principal amount of such Lender’s Tranche B Revolving Loans at such time.

“Tranche B Revolving Lender” means, as of any date of determination, each Lender that has a Tranche B Revolving Commitment or, if the Tranche B Revolving Commitments have terminated or expired, a Lender with Tranche B Revolving Credit Exposure.

“Tranche B Revolving Loan” means a Loan made pursuant to Section 2.01(b).

“Tranche B Revolving Loan Borrowing” means Tranche B Revolving Loans made on the same date pursuant to Section 2.01(b).

“Transactions” means the execution, delivery and performance by the Loan Parties of this Agreement and the other Loan Documents, the borrowing of Loans and other credit extensions, the use of the proceeds thereof and the issuance of Letters of Credit hereunder.

“Treasury Services” means each and any of the following bank services provided to any Borrower or any Subsidiary by any Lender or any of its Affiliates: (a) credit cards for commercial customers (including, without limitation, commercial credit cards and purchasing cards), (b) debit cards, (c) stored value cards and (d) treasury management services (including, without limitation, controlled disbursement, automated clearinghouse transactions, return items, overdrafts and interstate depository network services).

“Treasury Services Agreement” means any agreement entered into by any Borrower or any Subsidiary in connection with Treasury Services.

“Treasury Services Obligations” means any and all obligations of any Borrower or any Subsidiary, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Treasury Services.

“Trust Accounts” means, collectively, the Perpetual Care Trusts and Merchandise Trusts.

“Trust Funds” means, as of any date of determination in connection with the Trust Accounts, the aggregate of all amounts required by applicable law to be set aside in reserve, trust or escrow or any similar arrangement.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Eurodollar Rate or the Base Rate.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

“Undeveloped Real Property” means real property that, at the time of the acquisition thereof by any Loan Party or any Subsidiary, is not being operated as a cemetery, crematory or funeral home.

“Unliquidated Obligations” means, at any time, any Secured Obligations (or portion thereof) that are contingent in nature or unliquidated at such time, including any Secured Obligation that is: (i) an obligation to reimburse a bank for drawings not yet made under a letter of credit issued by it; (ii) any other obligation (including any guarantee) that is contingent in nature at such time; or (iii) an obligation to provide collateral to secure any of the foregoing types of obligations.

“U.S. Person” means a “United States person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(g)(ii)(B)(3).

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-in Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-in Legislation Schedule.

SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Tranche A Revolving Loans and Tranche A Revolving Loan Borrowings may be classified and referred to by Type (e.g., a “Eurodollar Loan”~~or a “~~, “Tranche A Revolving Eurodollar Loan”, “Eurodollar Borrowing” or a “Tranche A Revolving Loan Eurodollar Borrowing”).

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word “law” shall be construed as referring to all statutes, rules, regulations, codes and other laws (including official rulings and interpretations thereunder having the force of law or with which affected Persons customarily comply), and all judgments, orders and decrees, of all Governmental Authorities. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, restatements, supplements or modifications set forth herein), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignment set forth herein) and, in the case of any Governmental Authority, any other Governmental Authority that shall have succeeded to any or all functions thereof, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (g) all certificates and other required deliverables and submissions made by an officer of the General Partner or any Loan Party shall be deemed for all purposes to be made by such person solely in such person’s capacity as an officer of the General Partner or such Loan Party and not in such person’s individual capacity.

SECTION 1.04. Accounting Terms; GAAP; Pro Forma Calculations.

(a) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided, that if the Administrative Borrower notifies the Administrative Agent that the Administrative Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Effective Date in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Administrative Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under Accounting Standards Codification 825-10-25 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Partnership or any Subsidiary at “fair value”, as defined therein and (ii) without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof. Notwithstanding any other provision contained herein, any lease that is treated as an operating lease for purposes of GAAP as of the Effective Date shall not be treated as Indebtedness or as a Capital Lease Obligation and shall continue to be treated as an operating lease (and any future lease, if it were in effect on the Effective Date, that would be treated as an operating lease for purposes of GAAP as of the Effective Date shall be treated as an operating lease), in each case for purposes of this Agreement, notwithstanding any actual or proposed change in GAAP (or the effectiveness thereof) after the Effective Date. All references in this Agreement to consolidated financial statements of the Partnership and its Subsidiaries or to the determination of any amount for the Partnership and its Subsidiaries on a consolidated basis or any similar reference shall, in each case, be deemed to include each variable interest entity that the Partnership is required to consolidate (including the Cemetery Non-Profits and the Trust Funds), pursuant to FASB ASC 810, as if such variable interest entity were a Subsidiary as defined in this Agreement.

(b) All pro forma computations (including, for the avoidance of doubt, calculations to be made on a Pro Forma Basis) required to be made hereunder giving effect to any acquisition or disposition, or issuance, incurrence or assumption of Indebtedness, or other transaction shall in each case be calculated giving pro forma effect thereto (and, in the case of any pro forma computation made hereunder to determine whether such acquisition or disposition, or issuance, incurrence or assumption of Indebtedness, or other transaction is permitted to be consummated hereunder, to any other such transaction consummated since the first day of the period covered by any component of such pro forma computation and on or prior to the date of such computation) as if such transaction had occurred on the first day of the period of four consecutive fiscal quarters ending with the most recent fiscal quarter for which Financials shall have been delivered pursuant to Section 5.01(a) or Section 5.01(b) (or, prior to the delivery of any such Financials, ending with the last fiscal quarter included in the financial statements referred to in Section 3.04(a)), and, to the extent applicable, to the historical earnings and cash flows associated with the assets acquired or disposed of, giving effect to any adjustments described in the definition of Pro Forma Basis and any related incurrence or reduction of Indebtedness. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Swap Agreement applicable to such Indebtedness).

SECTION 1.05. Rounding. Any financial ratios required to be maintained by the Loan Parties pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

SECTION 1.06. Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

SECTION 1.07. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that by its terms provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

SECTION 1.08. [Reserved.]

SECTION 1.09. Status of Obligations. In the event that the Partnership or any other Loan Party shall at any time issue or have outstanding any Subordinated Indebtedness, the Administrative Borrower shall take or cause such other Loan Party to take all such actions as shall be necessary to cause the Secured Obligations to constitute senior indebtedness (however denominated) in respect of such Subordinated Indebtedness and to enable the Administrative Agent and the Lenders to have and exercise any payment blockage or other remedies available or potentially available to holders of senior indebtedness under the terms of such Subordinated Indebtedness. Without limiting the foregoing, the Obligations are hereby designated as “senior indebtedness” and as “designated senior indebtedness” and words of similar import under and in respect of any indenture or other agreement or instrument under which such Subordinated Indebtedness is outstanding and are further given all such other designations as shall be required under the terms of any such Subordinated Indebtedness in order that the Lenders may have and exercise any payment blockage or other remedies available or potentially available to holders of senior indebtedness under the terms of such Subordinated Indebtedness.

SECTION 1.10. Company Divisions. Any reference herein to (i) a merger, transfer, consolidation, amalgamation, dissolution, liquidation, consolidation, assignment, sale, conveyance, disposition, distribution or transfer, or similar term, shall be deemed to apply to a division of or by a Person, or an allocation of assets to a Person or series of Persons (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, dissolution, liquidation, consolidation, assignment, sale, conveyance, disposition, distribution or transfer, or similar term, in each case as applicable, to, of or with a separate Person and (ii) the establishment or creation of a Subsidiary shall be deemed to apply to a division of or by a Person, or an allocation of assets to a Person or series of Persons (or the unwinding of such a division or allocation), as if it were the establishment or creation of a Subsidiary.

ARTICLE II

The Credits

SECTION 2.01. Commitments.

(a) ~~Commitments~~Tranche A Revolving Commitment. Subject to the terms and conditions set forth herein, each Tranche A Revolving Lender agrees to make Tranche A Revolving Loans to the Borrowers in Dollars from time to time during the Tranche A Revolving Credit Availability Period in an aggregate principal amount that will not result in (i) the amount of such Lender’s Tranche A Revolving Credit Exposure exceeding such Lender’s Tranche A Revolving Commitment or (ii) Tranche A Revolving Credit Availability being less than $0. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Tranche A Revolving Loans.

(b) Tranche B Revolving Commitment. Subject to the terms and conditions set forth herein, each Tranche B Revolving Lender agrees to make Tranche B Revolving Loans to the Borrowers in Dollars from time to time during the Tranche B Revolving Credit Availability Period in an aggregate principal amount that will not result in (i) the amount of such Lender’s Tranche B Revolving Credit Exposure exceeding such Lender’s Tranche B Revolving Commitment or (ii) Tranche B Revolving Credit Availability being less than $0. Within the foregoing limits and subject to the terms and conditions set forth herein, including any prohibitions thereon set forth herein, the Borrowers may borrow, prepay and, subject to the prior written consent of each Tranche B Lender, reborrow Tranche B Revolving Loans.

SECTION 2.02. Loans and Borrowings.

(a) Each Tranche A Revolving Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Type made by the applicable Tranche A Revolving Lenders ratably in accordance with their respective Tranche A Revolving Commitments. Each Tranche B Revolving Loan shall be made by the applicable Tranche B Revolving Lenders ratably in accordance with their respective Tranche B Revolving Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided, that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in Section 2.04.

(b) Subject to Section 2.14, each Tranche A Revolving Loan Borrowing shall be comprised entirely of Base Rate Loans or Eurodollar Loans as the Administrative Borrower may request in accordance herewith; provided that, unless the Administrative Borrower delivers a funding indemnity letter to the Administrative Agent at least one (1) Business Day prior to the Effective Date, all Borrowings made on the Effective Date must be made as Base Rate Borrowings but may be converted into Eurodollar Borrowings in accordance with Section 2.07. Each Swingline Loan shall be a Base Rate Loan. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (and in the case of an Affiliate, the provisions of Section 2.14, Section 2.15, Section 2.16 and Section 2.17 shall apply to such Affiliate to the same extent as to such Lender); provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement.

(c) At the commencement of each Interest Period for any Tranche A Revolving Loan Eurodollar Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $500,000. At the time that each Tranche A Revolving Loan Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $100,000 and not less than $500,000; provided that a Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the aggregate Tranche A Revolving Commitments ~~or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(f)~~. Each Swingline Loan shall be in an amount that is an integral multiple of $100,000 and not less than $100,000. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of eight (8) Eurodollar Borrowings outstanding.

(d) Notwithstanding any other provision of this Agreement, the Administrative Borrower shall not be entitled to request, or to elect to convert or continue, any Tranche A Revolving Loan Borrowing if the Interest Period requested with respect thereto would end after the Tranche A Revolving Credit Facility Maturity Date.

(e) The Tranche B Revolving Loan Borrowing made on the Eighth Amendment Effective Date shall be in an aggregate principal amount equal to $15,000,000; each Tranche B Revolving Loan Borrowing made after the Eighth Amendment Effective Date shall be in an aggregate principal amount of $5,000,000 or integral multiple thereof.

SECTION 2.03. Requests for Borrowings. To request a Borrowing, the Administrative Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Tranche A Revolving Loan Eurodollar Borrowing, not later than 11:00 a.m. three (3) Business Days before the date of the proposed Borrowing (or, solely with respect to the Borrowings on the Effective Date, such shorter amount of time as the Administrative Agent may agree in its sole discretion) ~~or~~, (b) in the case of ~~a~~the Tranche B Revolving Loan Borrowing on the Eighth Amendment Effective Date or a Tranche A Revolving Loan Base Rate Borrowing, not later than 11:00 a.m. one (1) Business Day before the date of the proposed Borrowing~~; provided that any such notice of a Base Rate Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.05(f) may be given~~(or, solely with respect to the Tranche B Revolving Loan Borrowing on the Eighth Amendment Effective Date, such shorter amount of time as the Administrative Agent and the Tranche B Revolving Lenders may agree in their sole discretion); or (c) in the case of a Tranche B Revolving Loan Borrowing after the Eighth Amendment Effective Date, not later than ~~10:00~~11:00 a.m. ~~on~~fifteen (15) Business Days before the date of the proposed Borrowing (or such shorter amount of time as the Tranche B Revolving Lenders may agree in their sole discretion, subject to the Administrative Agent’s consent (such consent not to be unreasonably withheld)). Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request signed by a Responsible Officer. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the aggregate amount of the requested Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be a Tranche A Revolving Loan Borrowing or Tranche B Revolving Loan Borrowing and, in the case of a Tranche A Revolving Loan Borrowing, whether such Borrowing is a Base Rate Borrowing or a Eurodollar Borrowing;

(iv) in the case of a Eurodollar Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; ~~and~~

(v) the location and number of the account of the Administrative Borrower or such other Borrower designated by the Administrative Borrower, to which funds are to be disbursed, which shall comply with the requirements of Section 2.06~~.~~; and

(vi) for any Borrowing on or after the Eighth Amendment Effective Date, confirmation that such Borrowing is a Tranche B Revolving Loan Borrowing.

~~If~~To the extent applicable, if no election as to the Type of Tranche A Revolving Loan Borrowing is specified, then the requested Tranche A Revolving Loan Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested Eurodollar Borrowing, then the Administrative Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section 2.03, the Administrative Agent shall advise each applicable Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04. Swingline Loans.

(a) Subject to the terms and conditions set forth herein, the Swingline Lender agrees to make Swingline Loans in Dollars to the Borrowers from time to time during the Tranche A Revolving Credit Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding the Swingline Sublimit or (ii) the sum of the total Tranche A Revolving Credit Exposures exceeding the aggregate Tranche A Revolving Commitments; provided, that the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Swingline Loans.

(b) To request a Swingline Loan, the Administrative Borrower shall notify the Administrative Agent of such request by telephone (confirmed by telecopy), not later than 1:00 p.m. on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and the amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Administrative Borrower. The Swingline Lender shall make each Swingline Loan available to the Administrative Borrower by means of a credit to the general deposit account of the Administrative Borrower, with the Swingline Lender ~~(or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(f), by remittance to the Issuing Bank)~~ by 3:00 p.m. on the requested date of such Swingline Loan.

(c) The Swingline Lender may by written notice given to the Administrative Agent not later than 11:00 a.m. on any Business Day require the Tranche A Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding. Such notice shall specify the aggregate amount of Swingline Loans in which Tranche A Revolving Lenders will participate. Promptly upon receipt of such notice, the Administrative Agent will give notice thereof to each Tranche A Revolving Lender, specifying in such notice such Lender’s Applicable Percentage of such Swingline Loan or Loans. Each Tranche A Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Administrative Agent, for the account of the Swingline Lender, such Lender’s Applicable Percentage of such Swingline Loan or Loans. Each Tranche A Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this Section 2.04(c) is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Tranche A Revolving Lender shall comply with its obligation under this Section 2.04(c) by wire transfer of immediately available funds, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Tranche A Revolving Lenders. The Administrative Agent shall notify the Administrative Borrower of any participations in any Swingline Loan acquired pursuant to this Section 2.04(c), and thereafter payments in respect of such Swingline Loan shall be made to the Administrative Agent and not to the Swingline Lender. Any amounts received by the Swingline Lender from any Borrower (or other party on behalf of any Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent to the Tranche A Revolving Lenders that shall have made their payments pursuant to this Section 2.04(c) and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to any Borrower for any reason. The purchase of participations in a Swingline Loan pursuant to this Section 2.04(c) shall not relieve any Borrower of any default in the payment thereof.

SECTION 2.05. Letters of Credit.

(a) General. Subject to the terms and conditions set forth herein, the Administrative Borrower may request the issuance of Letters of Credit denominated in Dollars as the applicant thereof for the support of its or its Subsidiaries’ obligations, in a form reasonably acceptable to the Administrative Agent and the Issuing Bank, at any time and from time to time during the ~~Revolving~~Letter of Credit Availability Period. Subject to the terms and conditions set forth in this Agreement, the Issuing Bank agrees, in reliance on the agreements of the other Tranche A Revolving Lenders set forth in this Section 2.05 and the representations, warranties and covenants of the Borrowers set forth in this Agreement, to issue Letters of Credit at any time and from time to time during the ~~Revolving~~Letter of Credit Availability Period. Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit (i) the proceeds of which would be made available to any Person (A) to fund any activity or business of or with any Sanctioned Person, or in any country or territory that, at the time of such funding, is the subject of any Sanctions or (B) in any manner that would result in a violation of any Sanctions by any party to this Agreement or (ii) if any order, judgment or decree of any Governmental Authority shall by its terms purport to enjoin or restrain the Issuing Bank from issuing such Letter of Credit, or any requirement of law relating to the Issuing Bank or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Bank shall prohibit, or request that the Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon the Issuing Bank any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which the Issuing Bank in good faith deems material to it. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Administrative Borrower to, or entered into by the Administrative Borrower with, the Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. The Administrative Borrower unconditionally and irrevocably agrees that, in connection with any Letter of Credit issued for the support of any Subsidiary’s obligations as provided in the first sentence of this Section 2.05(a), the Administrative Borrower will be fully responsible for the reimbursement of LC Disbursements in accordance with the terms hereof, the payment of interest thereon and the payment of fees due under Section 2.11(b) to the same extent as if it were the sole account party in respect of such Letter of Credit (the Administrative Borrower hereby irrevocably waiving any defenses that might otherwise be available to it as a guarantor or surety of the obligations of such a Subsidiary that is an account party in respect of any such Letter of Credit).

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Administrative Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the Issuing Bank) to the Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with Section 2.05(c)), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit. If requested by the Issuing Bank, the Administrative Borrower also shall submit a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Administrative Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the amount of the LC Exposure shall not exceed the Letter of Credit Sublimit and (ii) the sum of the total Tranche A Revolving Credit Exposures shall not exceed the aggregate Tranche A Revolving Commitments.

(c) Expiration Date. Each Letter of Credit shall expire (or be subject to termination by notice from the Issuing Bank to the beneficiary thereof) at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five (5) Business Days prior to the Tranche A Revolving Credit Facility Maturity Date; provided, that the expiry date of any Letter of Credit may occur after the Tranche A Revolving Credit Facility Maturity Date if, not later than sixty (60) days prior to the Tranche A Revolving Credit Facility Maturity Date, the Borrowers provide Cash Collateral for such Letter of Credit or such Letter of Credit is backstopped, in each case, pursuant to arrangements reasonably satisfactory to the Issuing Bank and the Administrative Agent.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the Issuing Bank or the Tranche A Revolving Lenders, the Issuing Bank hereby grants to each Tranche A Revolving Lender, and each Tranche A Revolving Lender hereby acquires from the Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Tranche A Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by the Issuing Bank and not reimbursed by the Administrative Borrower on the date due as provided in Section 2.05(e), or of any reimbursement payment required to be refunded to the Administrative Borrower for any reason. Each Tranche A Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2.05(d) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If the Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Administrative Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent in Dollars the amount equal to such LC Disbursement, calculated as of the date the Issuing Bank made such LC Disbursement not later than 12:00 noon on the date that such LC Disbursement is made, if the Administrative Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m. on such date, or, if such notice has not been received by the Administrative Borrower prior to such time on such date, then not later than 12:00 noon on the Business Day immediately following the day that the Administrative Borrower receives such notice, if such notice is not received prior to such time on the day of receipt~~; provided, that the Administrative Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or Section 2.04 that such payment be financed with a Base Rate Borrowing or Swingline Loan in an equivalent amount of such LC Disbursement and, to the extent so financed, the Administrative Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Base Rate Borrowing or Swingline Loan~~. If the Administrative Borrower fails to make such payment when due, the Administrative Agent shall notify each Tranche A Revolving Lender of the applicable LC Disbursement, the payment then due from the Administrative Borrower in respect thereof and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Tranche A Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Administrative Borrower, in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Tranche A Revolving Lenders), and the Administrative Agent shall promptly pay to the Issuing Bank the amounts so received by it from the Tranche A Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Administrative Borrower pursuant to this Section 2.05(e), the Administrative Agent shall distribute such payment to the Issuing Bank or, to the extent that Tranche A Revolving Lenders have made payments pursuant to this Section 2.05(e) to reimburse the Issuing Bank, then to such Lenders and the Issuing Bank as their interests may appear. Any payment made by a Tranche A Revolving Lender pursuant to this Section 2.05(e) to reimburse the Issuing Bank for any LC Disbursement ~~(other than the funding of Base Rate Revolving Loans or a Swingline Loan as contemplated above)~~ shall not constitute a Loan and shall not relieve the Administrative Borrower of its obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. The Administrative Borrower’s obligation to reimburse LC Disbursements as provided in Section 2.05(e) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.05, constitute a legal or equitable discharge of, or provide a right of setoff against, the Administrative Borrower’s obligations hereunder. Neither the Administrative Agent, the Tranche A Revolving Lenders nor the Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Issuing Bank; provided that the foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by the Borrowers that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Issuing Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The Issuing Bank shall promptly notify the Administrative Agent and the Administrative Borrower by telephone (confirmed by telecopy) of such demand for payment and whether the Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the Administrative Borrower of its obligation to reimburse the Issuing Bank and the Tranche A Revolving Lenders with respect to any such LC Disbursement.

(h) Interim Interest. If the Issuing Bank shall make any LC Disbursement, then, unless the Administrative Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Administrative Borrower reimburses such LC Disbursement, at the rate per annum then applicable to Base Rate Tranche A Revolving Loans; provided that, if the Administrative Borrower fails to reimburse such LC Disbursement when due pursuant to Section 2.05(e), then Section 2.12(~~c~~d) shall apply. Interest accrued pursuant to this Section 2.05(h) shall be for the account of the Issuing Bank, except that interest accrued on and after the date of payment by any Tranche A Revolving Lender pursuant to Section 2.05(e) to reimburse the Issuing Bank shall be for the account of such Lender to the extent of such payment.

(i) Replacement of Issuing Bank. The Issuing Bank may be replaced at any time by written agreement among the Administrative Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Tranche A Revolving Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Administrative Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.11(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit then outstanding and issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Administrative Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Tranche A Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of Cash Collateral pursuant to this Section 2.05(j), the Administrative Borrower shall deposit, or cause to be deposited, in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Tranche A Revolving Lenders (the “LC Collateral Account”), an amount in cash equal to 105% of the amount of the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such Cash Collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to any Borrower described in clause (h) or (i) of Article VII. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Secured Obligations. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account and the Administrative Borrower or such other applicable Borrower hereby grants the Administrative Agent a Lien on the LC Collateral Account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the applicable Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Bank for LC Disbursements for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Administrative Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Tranche A Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other Secured Obligations. If the Administrative Borrower is required to provide an amount of Cash Collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Administrative Borrower within three (3) Business Days after all Events of Default have been waived.

SECTION 2.06. Funding of Borrowings.

(a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided, that Swingline Loans shall be made as provided in Section 2.04. The Administrative Agent will make such Loans available to the Administrative Borrower by promptly crediting the amounts so received, in like funds, to an account of the Administrative Borrower or such other Borrower designated by the Administrative Borrower in the applicable Borrowing Request~~; provided, that Base Rate Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.05(f) shall be remitted by the Administrative Agent to the Issuing Bank~~.

(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.06(a) and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the applicable Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of a Borrower, the interest rate applicable to Base Rate Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. For the avoidance of doubt, the Administrative Agent shall have no obligation to make any amounts available to any Borrower on a proposed date of any Borrowing if such amounts have not been received by the Administrative Agent from the applicable Lenders.

SECTION 2.07. Interest Elections.

(a) Each Tranche A Revolving Loan Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurodollar Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Administrative Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Tranche A Revolving Loan Eurodollar Borrowing, may elect Interest Periods therefor, all as provided in this Section 2.07. The Administrative Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Tranche A Revolving Lenders holding the Tranche A Revolving Loans comprising such Borrowing, and the Tranche A Revolving Loans comprising each such portion shall be considered a separate Borrowing. This Section 2.07 shall not apply to Swingline Borrowings, which may not be converted or continued.

(b) To make an election pursuant to this Section 2.07, the Administrative Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if the Administrative Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request signed by a Responsible Officer. Notwithstanding any contrary provision herein, this Section 2.07 shall not be construed to permit the Administrative Borrower to (i) elect an Interest Period for Eurodollar Loans that does not comply with Section 2.02(d) or (ii) convert any Borrowing to a Borrowing of a Type not available under the Commitments pursuant to which such Borrowing was made.

(c) Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be a Base Rate Borrowing or a Eurodollar Borrowing; and

(iv) if the resulting Borrowing is a Eurodollar Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which Interest Period shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurodollar Borrowing but does not specify an Interest Period, then the Administrative Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) If the Administrative Borrower fails to deliver a timely Interest Election Request with respect to a Eurodollar Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Base Rate Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Administrative Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurodollar Borrowing and (ii) unless repaid, each Eurodollar Borrowing shall be converted to a Base Rate Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.08. Termination and Reduction of Commitments.

(a) Unless previously terminated, (i) the Tranche A Revolving Commitments shall terminate on the Tranche A Revolving Credit Facility Maturity Date and (ii) the Tranche B Revolving Commitments shall terminate on the Tranche B Revolving Credit Facility Maturity Date.

(b) The Administrative Borrower may at any time terminate, or from time to time reduce, the Tranche A Revolving Commitments or the Tranche B Revolving Commitments, as applicable; provided that (i) each partial reduction of ~~the Revolving~~such Commitments shall be in an amount that is an integral multiple of $1,000,000 and not less than $1,000,000 ~~and~~, (ii) the Administrative Borrower shall not terminate or reduce the Tranche A Revolving Commitments or the Tranche B Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the sum of the Tranche A Revolving Credit Exposures would exceed the aggregate Tranche A Revolving Commitments~~.~~ or the sum of the Tranche B Revolving Credit Exposures would exceed the aggregate Tranche B Revolving Commitments, as applicable, and (iii) the Administrative Borrower shall have no right to terminate or reduce any Lender’s Tranche B Revolving Commitment prior to the Tranche A Revolving Credit Facility Termination Date.

(c) The Administrative Borrower shall notify the Administrative Agent of any election to terminate or reduce ~~the~~any Commitments under Section 2.08(b) at least three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Tranche A Revolving Lenders or the Tranche B Revolving Lenders, as applicable, of the contents thereof. Each notice delivered by the Administrative Borrower pursuant to this Section 2.08(c) shall be irrevocable; provided that a notice of termination of the Commitments delivered by the Administrative Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, an issuance of equity or debt securities, or a change of control, asset sale or similar event, in which case such notice may be revoked by the Administrative Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Tranche A Revolving Commitments or the Tranche B Revolving Commitments shall be permanent. Each reduction of the Tranche A Revolving Commitments shall be made ratably among the Tranche A Revolving Lenders in accordance with their respective Tranche A Revolving Commitments and each reduction of the Tranche B Revolving Commitments shall be made ratably among the Tranche B Revolving Lenders in accordance with their respective Tranche B Revolving Commitments.

SECTION 2.09. Repayment of Loans; Evidence of Debt.

(a) Each Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Tranche A Revolving Lender the then unpaid principal amount of each Tranche A Revolving Loan on the Tranche A Revolving Loan Maturity Date ~~and~~, (ii) to the Administrative Agent for the account of each Tranche B Revolving Lender the then unpaid principal amount of each Tranche B Revolving Loan on the Tranche B Revolving Loan Maturity Date (subject to any payment subordination terms set forth herein) and (iii) to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the earlier of the Tranche A Revolving Maturity Date and the date that occurs ten (10) Business Days after such Swingline Loan is made; provided, that on each date that a Tranche A Revolving Loan Borrowing (other than the Borrowing of a Swingline Loan) is made, the Borrowers shall repay all Swingline Loans then outstanding.

(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Type thereof (if applicable) and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder (x) for the account of the Tranche A Revolving Lenders and each Tranche A Revolving Lender’s share thereof and (y) for the account of the Tranche B Revolving Lenders and each Tranche B Revolving Lender’s share thereof.

(d) The entries made in the accounts maintained pursuant to Section 2.09(b) or Section 2.09(c) shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in substantially the form set forth on Exhibit E hereto (or such other form as may be approved by the Administrative Agent) (each, a “Note”). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.10. Prepayment of Loans.

(a) The Borrowers shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to prior notice in accordance with the provisions of this Section 2.10. The Administrative Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by telephone (confirmed by telecopy) of any prepayment hereunder (i) in the case of prepayment of a Tranche A Revolving Loan Eurodollar Borrowing, not later than 11:00 a.m. three (3) Business Days before the date of prepayment, (ii) in the case of prepayment of a Tranche A Revolving Loan Base Rate Borrowing or Tranche B Revolving Loan Borrowing, not later than 11:00 a.m. on the date of prepayment or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided, that if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.08, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.08. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the applicable Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Tranche A Revolving Loan Borrowing shall be applied ratably to the Tranche A Revolving Loans included in the prepaid Borrowing and each prepayment of a Tranche B Revolving Loan Borrowing shall be applied ratably to the Tranche B Revolving Loans included in the prepaid Borrowing. Prepayments shall be accompanied by (i) accrued interest to the extent required by Section 2.12 and (ii) if applicable, break funding payments pursuant to Section 2.16. Notwithstanding anything to the contrary contained herein, the Borrowers shall not be permitted to prepay any Tranche B Revolving Loan Borrowings (pursuant to Section 2.10(a) or otherwise) until the occurrence of the Tranche A Revolving Credit Facility Termination Date, provided that a prepayment in full of the Tranche A Revolving Credit Facility and a full or partial prepayment of the Tranche B Revolving Credit Facility may occur simultaneously to the extent there are proceeds sufficient to make such prepayment in accordance with Section 2.18(b) and 2.18(g).

(b) If at any time the sum of the aggregate principal amount of all of the Tranche A Revolving Credit Exposures exceeds the aggregate Tranche A Revolving Commitment, the Borrowers shall immediately repay Tranche A Revolving Loan Borrowings or Cash Collateralize LC Exposure in an account with the Administrative Agent pursuant to Section 2.05(j), as applicable, in an aggregate principal amount sufficient to cause the aggregate principal amount of all Tranche A Revolving Credit Exposures to be less than or equal to the aggregate Tranche A Revolving Commitment. If at any time after the Tranche A Revolving Credit Facility Termination Date the sum of the aggregate principal amount of all of the Tranche B Revolving Credit Exposures exceeds the aggregate Tranche B Revolving Commitment, the Borrowers shall immediately repay Tranche B Revolving Loan Borrowings in an aggregate principal amount sufficient to cause the aggregate principal amount of all Tranche B Revolving Credit Exposures to be less than or equal to the aggregate Tranche B Revolving Commitment.

(c) If at any time the sum of the aggregate principal amount of all of the Tranche A Revolving Credit Exposures exceeds the lesser of the Borrowing Base and the Secured Leverage Borrowing Base then in effect, the Borrowers shall immediately prepay Tranche A Revolving Loan Borrowings in an amount so that the Tranche A Revolving Credit Availability is at least $0.

(d) ~~(d)~~ After consummation of (x) any Disposition under any of clause (a)(v)(d), (a)(vii), (a)(x) or (a)(xi) of Section 6.03 or under Section 6.10 and (y) any incurrence of Indebtedness in an aggregate original principal amount exceeding $5,000,000 under any of clauses (j) or (q), or not otherwise permitted pursuant to, Section 6.01, the Borrowers shall, no later than one Business Day after receipt of the Net Cash Proceeds from such ~~Disposition, (i) prepay Borrowings, or to the extent that there are no Borrowings outstanding, Cash Collateralize LC Exposure in~~transaction, (i) (x) pay to the Administrative Agent an aggregate amount equal to 100% of the Net Cash Proceeds arising from each such ~~Disposition; provided that with respect to all Dispositions consummated on or before June 30, 2019 under Section 6.03(a)(vii), the mandatory prepayment shall apply to 100% of the Net Cash Proceeds from such Dispositions in excess of $12,000,000 in the aggregate arising from such Dispositions;~~transaction to be applied in accordance with Section 2.18(b) and Section 2.18(g) and (y) (i) permanently cancel Tranche A Revolving Commitments in an aggregate amount equal to such amounts applied to reduce Tranche A Revolving Loan Borrowings and Cash Collateralize LC Exposure and (ii) permanently cancel Tranche B Revolving Commitments in ~~the~~an aggregate amount equal to such amounts ~~set forth below:~~applied to reduce Tranche B Revolving Loan Borrowings.

~~(w) in respect of assets Disposed under Section 6.03(a)(v)(d) and Section 6.10 (other than assets Disposed in connection with the Permitted Sale and Leaseback Transactions), in amount by which aggregate Net Cash Proceeds from all Dispositions of such assets after the Sixth Amendment Effective Date exceed $3,000,000;~~

~~(x) if the Fair Market Value (as defined in the High Yield Note Indenture as in effect on the Sixth Amendment Effective Date (without giving effect to any waiver or amendment with respect thereto)) (the “Fair Market Value”) of assets Disposed in connection with the Permitted Sale and Leaseback Transaction in a single transaction or a series of related transactions under Section 6.03(a)(v)(d) and Section 6.10 exceeds $3,000,000, in amount of Net Cash Proceeds from such transaction (such series of related transactions);~~

~~(y) in respect of assets Disposed under Section 6.03(a)(vii), in amount by which aggregate Net Cash Proceeds from Dispositions of such assets exceed: (A) $12,000,000 during the period starting on the Sixth Amendment Effective Date and ending on June 30, 2019; (B) $3,000,000 during the six month period ending December 31, 2019 and (C) $3,000,000 in the Fiscal Year ending December 31, 2020 and any Fiscal Year thereafter; and~~

~~(z) in respect of assets Disposed under Section 6.03(a)(xi), in amount by which aggregate Net Cash Proceeds from Dispositions of such assets after the Sixth Amendment Effective Date exceed $5,000,000.~~

SECTION 2.11. Fees and Other Amounts.

(a) The Borrowers agree to pay to the Administrative Agent for the account of each Tranche A Revolving Lender, a commitment fee, which shall accrue at the Applicable Rate on the average daily amount of the Available Tranche A Revolving Commitment of such Lender during the period from and including the Effective Date to but excluding the ~~date on which such Revolving Commitment terminates~~Eighth Amendment Effective Date. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Tranche A Revolving Commitments terminate, commencing on the first such date to occur after the Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) The Borrowers agree to pay (i) to the Administrative Agent for the account of each Tranche A Revolving Lender, a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to Eurodollar Tranche A Revolving Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of the date on which such Tranche A Revolving Lender’s Tranche A Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure and (ii) to the Issuing Bank, for its own account, a fronting fee, which shall accrue at the rate of 0.125% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) attributable to Letters of Credit issued by the Issuing Bank during the period from and including the Effective Date to but excluding the later of the date of termination of the Tranche A Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as the Issuing Bank’s standard fees and commissions with respect to the issuance, amendment, cancellation, negotiation, transfer, presentment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Accrued participation fees and fronting fees shall be payable in arrears on the last day of March, June, September and December of each year, commencing on the first such date to occur after the Effective Date; provided that all such fees shall be payable on the date on which the Tranche A Revolving Commitments terminate and any such fees accruing after the date on which the Tranche A Revolving Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Bank pursuant to this Section 2.11(b) shall be payable within ten (10) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) The Borrowers agree to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrowers and the Administrative Agent.

(d) ~~All~~Subject to the payment subordination terms set forth herein, all fees payable hereunder shall be paid on the dates due, in immediately available funds (except as set forth in clause (f) below or as otherwise agreed), to the Administrative Agent (or to the Issuing Bank, in the case of fees payable to it) for distribution, in the case of commitment fees and participation fees, to the applicable Lenders. Fees paid shall not be refundable under any circumstances.

(e) ~~(e)~~ The Borrowers agree to pay to the Administrative Agent for the account of each Tranche A Revolving Lender that consents to the Seventh Amendment one or more waiver fees (each, a “Filing Waiver Fee”) in each amount and on each date set forth below:

(i) ~~(i)~~ if the Partnership’s audited consolidated balance sheet and related statements of income or operations, shareholders’ equity or partners’ capital and cash flows as of the end of and for the Fiscal Year ended December 31, 2017, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by Deloitte & Touche LLP or other independent public accountants reasonably acceptable to the Administrative Agent (the “Partnership 2017 Financials”), are not received by the Administrative Agent on or before July 17, 2018, the Administrative Agent shall receive, no later than July 17, 2018, a Filing Waiver Fee in an amount equal to 2.5 bps of each such Lender’s Tranche A Revolving Commitment on such date;

(ii) ~~(ii)~~ if the Partnership 2017 Financials are not received by the Administrative Agent on or before July 31, 2018, the Administrative Agent shall receive, no later than July 31, 2018, a Filing Waiver Fee in an amount equal to 25 bps of each such Lender’s Tranche A Revolving Commitment on such date; and

(iii) ~~(iii)~~ if the Partnership 2017 Financials are not received by the Administrative Agent on or before August 15, 2018, the Administrative Agent shall receive, no later than August 15, 2018, a Filing Waiver Fee in an amount equal to 37.5 bps of each such Lender’s Tranche A Revolving Commitment on such date.

(f) The Borrowers agree to pay to the Administrative Agent for the account of each Tranche A Revolving Lender a ticking fee (the “Ticking Fee”), which shall be assessed on the outstanding principal amount of each such Tranche A Revolving Lender’s Tranche A Revolving Loans on the date such Ticking Fee is due and shall be fully earned and payable in immediately available funds or in-kind (which payment-in-kind shall be capitalized on the date paid and such capitalized amount shall be added to the then outstanding principal amount of the Tranche A Revolving Loans and constitute outstanding principal for all purposes hereof), as follows and in the following amounts and on the dates set forth below:

Date	Ticking Fee

July 1, 2019	3.00%, of which: 1.00% is, solely at the election of the Required Lenders, payable in immediately available funds or payable-in-kind; and 2.00% is payable-in-kind

August 1, 2019	1.00%, , solely at the election of the Required Lenders, payable in immediately available funds or payable-in-kind

September 1, 2019	1.00%, , solely at the election of the Required Lenders, payable in immediately available funds or payable-in-kind

October 1, 2019	1.00%, payable-in-kind;

provided that any amounts of the Ticking Fee (or a portion thereof) that, solely at the election of the Required Lenders, are payable in immediately available funds or payable-in-kind (as set forth above) shall be payable in immediately available funds, unless the Administrative Agent, at the direction of the Required Lenders, delivers written notice to the Administrative Borrower at least one (1) Business Day prior to the relevant payment date that the Required Lenders are electing interest payable-in-kind with respect to the applicable Ticking Fee. Notwithstanding the foregoing, if the principal amount of Tranche A Revolving Loans to be increased on account of any Ticking Fee would cause the principal amount of Indebtedness (as defined in the High Yield Note Indenture) secured by a Lien (as defined in the High Yield Note Indenture) to exceed the maximum amount of such Indebtedness that may be incurred by the Partnership and its Subsidiaries under the High Yield Note Indenture, such Ticking Fee, to the extent that it exceeds such maximum amount of such Indebtedness, shall be payable in immediately available funds.

(g) As and when due and payable under the terms of the Tranche B Letter Agreement, the Borrowers shall pay the amounts set forth in the Tranche B Letter Agreement.

SECTION 2.12. Interest.

(a) The Loans comprising each Tranche A Revolving Loan Base Rate Borrowing (including each Swingline Loan) shall bear interest at the Base Rate plus the Applicable Rate.

(b) The Loans comprising each Tranche A Revolving Loan Eurodollar Borrowing shall bear interest at the Eurodollar Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c) The Loans comprising each Tranche B Revolving Loan Borrowing shall bear interest at the rate of 8.00% per annum.

(d) ~~(c)~~ Notwithstanding the foregoing:

(i) during the occurrence and continuance of a Specified Event of Default, (x) all Loans shall bear interest at 2% plus the rate otherwise applicable to such Loans as provided in the preceding paragraphs of this Section 2.12 or (y) in the case of any other amount outstanding hereunder, such amount shall accrue at 2% plus the rate applicable to such fee or other obligation as provided hereunder; and

(ii) during the occurrence and continuance of any other Event of Default, the Administrative Agent ~~or~~, the Required Lenders, or the Required Tranche B Lenders (solely as to the Obligations in respect of the Tranche B Credit Facility) may, at their option, by notice to the Administrative Borrower (which notice may be revoked at the option of ~~the~~such Required Lenders or Required Tranche B Lenders notwithstanding any provision of Section 9.02 requiring the consent of “each Lender directly affected thereby” for reductions in interest rates), declare that (x) all Loans shall bear interest at 2% plus the rate otherwise applicable to such Loans as provided in the preceding paragraphs of this Section 2.12 or (y) in the case of any other amount outstanding hereunder, such amount shall accrue at 2% plus the rate applicable to such fee or other obligation as provided hereunder.

(e) ~~(d)~~ Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, (x) in the case of Tranche A Revolving Loans, upon termination of the Tranche A Revolving Commitments and (y) in the case of Tranche B Revolving Loans, upon termination of the Tranche B Revolving Commitments; provided that, subject to the payment subordination terms set forth herein, (i) interest accrued pursuant to Section 2.12(~~c~~d) shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of a ~~Base Rate~~ Tranche B Revolving Loan prior to the end of the Tranche B Revolving Credit Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Tranche A Revolving Eurodollar Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(f) ~~(e)~~ All interest hereunder shall be computed on the basis of a year of 360 days, except that interest payable at a fixed rate or computed by reference to the Base Rate at times when the Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Base Rate, Eurodollar Rate or Eurodollar Base Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.13. Illegality. If any Tranche A Revolving Lender determines that any applicable law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Tranche A Revolving Lender or its applicable lending office to make, maintain or fund Eurodollar Borrowings, or to determine or charge interest rates based upon the Eurodollar Rate or the Eurodollar Base Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Administrative Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurodollar Loans or to convert Base Rate Loans to Eurodollar Loans shall be suspended until such Lender notifies the Administrative Agent and the Administrative Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Loans. Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

SECTION 2.14. Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurodollar Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Eurodollar Rate or the Eurodollar Base Rate, as applicable, for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Eurodollar Rate or the Eurodollar Base Rate, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Administrative Borrower and the Lenders by telephone or telecopy as promptly as practicable thereafter and, until the Administrative Agent notifies the Administrative Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurodollar Borrowing shall be ineffective and any such Eurodollar Borrowing shall be repaid on the last day of the then current Interest Period applicable thereto and (ii) if any Borrowing Request requests a Eurodollar Borrowing, such Borrowing shall be made as a Base Rate Borrowing.

SECTION 2.15. Increased Costs.

(a) If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit , liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Eurodollar Rate) or the Issuing Bank;

(ii) (x) impose on any Lender or the Issuing Bank ~~or the London interbank market~~ any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein or (y) impose on the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Eurodollar Loans made by such Tranche A Revolving Lender; or

(iii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making or maintaining any Loan or of maintaining its obligation to make any such Loan or to increase the cost to such Lender, the Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender, the Issuing Bank or such other Recipient hereunder, whether of principal, interest or otherwise, then the Borrowers will pay to such Lender, the Issuing Bank or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, the Issuing Bank or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b) If any Lender or the Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or the Issuing Bank’s capital or on the capital of such Lender’s or the Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by the Issuing Bank, to a level below that which such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or the Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrowers will pay to such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank or such Lender’s or the Issuing Bank’s holding company for any such reduction suffered.

(c) A certificate of a Lender or the Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or the Issuing Bank or its holding company, as the case may be, as specified in Section 2.15(a) or 2.15(b) shall be delivered to the Administrative Borrower and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or the Issuing Bank, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d) Failure or delay on the part of any Lender or the Issuing Bank to demand compensation pursuant to this Section 2.15 shall not constitute a waiver of such Lender’s or the Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or the Issuing Bank pursuant to this Section 2.15 for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or the Issuing Bank, as the case may be, notifies the Administrative Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or the Issuing Bank’s intention to claim compensation therefor; provided further, that if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.16. Break Funding Payments. In the event of (a) the payment of any principal of any Eurodollar Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.10), (b) the conversion of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Eurodollar Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.10 and is revoked in accordance therewith) or (d) the assignment of any Eurodollar Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Administrative Borrower pursuant to Section 2.19, then, in any such event, the Borrowers shall compensate each Tranche A Revolving Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any such Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Eurodollar Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in Dollars of a comparable amount and period from other banks in the eurodollar market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.16 shall be delivered to the Administrative Borrower and shall be conclusive absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

SECTION 2.17. Taxes.

(a) Defined Terms. For purposes of this Section 2.17, the term “Lender” includes any Issuing Bank and the term “applicable law” includes FATCA.

(b) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) Payment of Other Taxes by the Borrowers. The Borrowers shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(d) Indemnification by the Loan Parties. The Loan Parties shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Administrative Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 2.17(e).

(f) Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g) Status of Lenders.

(i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Administrative Borrower and the Administrative Agent, at the time or times reasonably requested by the Administrative Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Administrative Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Administrative Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Administrative Borrower or the Administrative Agent as will enable the Administrative Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.17(g)(ii)(A), Section 2.17(g)(ii)(B) and Section 2.17(g)(ii)(D)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing, in the event that any Borrower is a U.S. Person:

(A) any Lender that is a U.S. Person shall deliver to the Administrative Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), whichever of the following is applicable;

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed copies of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Partnership within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, a U.S. Tax Compliance Certificate, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Administrative Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Administrative Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Administrative Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Administrative Borrower or the Administrative Agent as may be necessary for the Administrative Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the Effective Date.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Administrative Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.17(h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.17(h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.17(h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.17(h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i) Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

SECTION 2.18. Payments Generally; Allocations of Proceeds; Pro Rata Treatment; Sharing of Set-offs.

(a) The Borrowers shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.15, Section 2.16 or Section 2.17, or otherwise) prior to 1:00 p.m., on the date when due, in immediately available funds, without set-off or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 299 Park Avenue, New York, New York 10171, except payments to be made directly to the Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Section 2.15, Section 2.16, Section 2.17 and Section 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in Dollars.

(b) Any proceeds of Collateral received by the Administrative Agent (i) not constituting a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Administrative Borrower) or (ii) after an Event of Default has occurred and is continuing and the Administrative Agent so elects or the Required Lenders so direct, such funds shall be applied ratably first, to pay any fees, indemnities, or expense reimbursements including amounts then due to the Administrative Agent and the Issuing Bank from the Borrowers, second, to pay any fees or expense reimbursements then due to the Lenders from the Borrowers, third, to pay interest then due and payable on the Loans ratably, fourth, to prepay principal on the Loans and unreimbursed LC Disbursements and any other amounts owing with respect to Specified Treasury Services Obligations and Specified Swap Obligations ratably, fifth, to pay an amount to the Administrative Agent equal to one hundred five percent (105%) of the aggregate undrawn face amount of all outstanding Letters of Credit and the aggregate amount of any unpaid LC Disbursements, to be held as Cash Collateral for such Obligations, and sixth, to the payment of any other Secured Obligation due to the Administrative Agent or any Lender by the Borrowers. Notwithstanding the foregoing, amounts received from any Loan Party shall not be applied to any Excluded Swap Obligation of such Loan Party. In addition, notwithstanding anything to the contrary contained in this Agreement, unless so directed by the Administrative Borrower, or unless a Default is in existence, none of the Administrative Agent or any Lender shall apply any payment which it receives to any Eurodollar Loan, except (a) on the expiration date of the Interest Period applicable to any such Eurodollar Loan or (b) in the event, and only to the extent, that there are no outstanding Base Rate Loans and, in any event, the Borrowers shall pay the break funding payment required in accordance with Section 2.16. The Administrative Agent and the Lenders shall have the continuing and exclusive right to apply and reverse and reapply any and all such proceeds and payments to any portion of the Secured Obligations.

(c) [Reserved.]

(d) If, except as expressly provided herein, any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in LC Disbursements or Swingline Loans resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in LC Disbursements and Swingline Loans and accrued interest thereon than the proportion received by any other similarly situated Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in LC Disbursements and Swingline Loans of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in LC Disbursements and Swingline Loans; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this Section 2.18(d) shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements and Swingline Loans to any assignee or Participant, other than to any Borrower or any Subsidiary or Affiliate thereof (as to which the provisions of this Section 2.18(d) shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrowers in the amount of such participation.

(e) Unless the Administrative Agent shall have received notice from the Administrative Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the relevant Lenders or the Issuing Bank hereunder that the applicable Borrower will not make such payment, the Administrative Agent may assume that the applicable Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the relevant Lenders or the Issuing Bank, as the case may be, the amount due. In such event, if the applicable Borrower has not in fact made such payment, then each of the relevant Lenders or the Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(f) If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(c), Section 2.05(e), Section 2.06(b), Section 2.18(e) or Section 9.03(c) (to the extent applicable to such Lender), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender and for the benefit of the Administrative Agent, the Swingline Lender or the Issuing Bank to satisfy such Lender’s obligations to it under such Section until all such unsatisfied obligations are fully paid in any order as determined by the Administrative Agent in its discretion.

(g) Until the Tranche A Revolving Credit Facility Termination Date, the Loan Parties and the Tranche B Revolving Lenders agree that the Administrative Agent may reallocate any payments made or to be made to the Tranche B Revolving Lenders in order to implement in its reasonable discretion the subordination and turnover provisions set forth in Section 10.02 hereto. The Loan Parties further agree that after the Tranche A Revolving Credit Facility Termination Date, any proceeds of Collateral received by the Administrative Agent (i) not constituting a specific payment of principal, interest, fees or other sum payable under the Loan Documents (which shall be applied as specified by the Administrative Borrower) or (ii) after an Event of Default has occurred and is continuing and the Administrative Agent so elects or the Required Lenders so direct, such funds shall be applied ratably, first, to pay any fees, indemnities, or expense reimbursements including amounts then due to the Administrative Agent from the Borrowers, second, to pay any fees, but not the Additional Amount, or expense reimbursements then due to the Lenders from the Borrowers, third, to pay interest then due and payable on the Loans, fourth, to prepay principal on the Loans, fifth, to pay the Additional Amount ratably, and sixth, to the payment of any other Secured Obligation due to the Administrative Agent or any Lender by the Borrowers.

SECTION 2.19. Mitigation Obligations; Replacement of Lenders.

(a) If any Lender requests compensation under Section 2.15, or the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or Section 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If (i) any Lender requests compensation under Section 2.15, (ii) the Borrowers are required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17 or (iii) any Lender becomes a Defaulting Lender, then the Administrative Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent (to the extent such Lender is a Tranche B Revolving Lender, with a copy to all of the other Tranche B Revolving Lenders), require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Section 2.15 or Section 2.17) and obligations under the Loan Documents to an Eligible Assignee that shall assume such obligations (which Eligible Assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Administrative Borrower shall have received the prior written consent of the Administrative Agent (and if a Tranche A Revolving Commitment is being assigned, the Issuing Bank), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements and Swingline Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the Eligible

Assignee (to the extent of such outstanding principal and accrued interest and fees) or the applicable Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Administrative Borrower to require such assignment and delegation cease to apply.

SECTION 2.20. [Reserved]

SECTION 2.21. Defaulting Lenders.

(a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders.

(ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VII or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, with respect to a Defaulting Lender who is a Tranche A Revolving Lender, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Issuing Bank or the Swingline Lender hereunder; third, with respect to a Defaulting Lender who is a Tranche A Revolving Lender, to Cash Collateralize the Issuing Bank’s Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.21(b); fourth, as the Administrative Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Administrative Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) with respect to a Defaulting Lender who is a Tranche A Revolving Lender, Cash Collateralize the Issuing Bank’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.21(b); sixth, to the payment of any amounts owing to the Lenders, the Issuing Bank or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Bank or Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that, if (x) such payment is a payment of the principal amount of any Tranche A Revolving Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share and (y) such Tranche A Revolving Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Tranche A Revolving Loans of, and LC Disbursements owed to, all non- Defaulting Lenders that are Tranche A Revolving Lenders on a pro rata basis prior to being applied to the payment of any Tranche A Revolving Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Tranche A Revolving Loans and participations in Letters of Credit and Swingline Loans are held by the Tranche A Revolving Lenders pro rata in accordance with their Applicable Percentage without giving effect to Section 2.21(a)(iv) and provided further that, if (x) such payment is a payment of the principal amount of any Tranche B Revolving Loans in respect of which such Defaulting Lender has not fully funded its appropriate share and (y) such Tranche B Revolving Loans were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Tranche B Revolving Loans of all non-Defaulting Lenders that are Tranche B Revolving Lenders on a pro rata basis prior to being applied to the payment of any Tranche B Revolving Loans of~~, or LC Disbursements owed to,~~ such Defaulting Lender until such time as all ~~Loans and participations in Letters of Credit and Swingline~~ Tranche B Revolving Loans are held by the Tranche B Revolving Lenders pro rata in accordance with their Applicable Percentage without giving effect to Section 2.21(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.21(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees.

(A) No Defaulting Lender shall be entitled to receive any fees on the unfunded portion of such Defaulting Lender’s Commitment pursuant to Section 2.11 for any period during which such Lender is a Defaulting Lender (and the Borrowers shall not be required to pay any such fees that otherwise would have been required to have been paid to such Defaulting Lender).

(B) Each Defaulting Lender shall be entitled to receive participation fees with respect to its participation in Letters of Credit pursuant to Section 2.11(b) for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.21(b).

(C) With respect to any participation fees not required to be paid to any Defaulting Lender pursuant to clause (B) above, the Borrowers shall (x) pay to each non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letters of Credit or Swingline Loans that has been reallocated to such non-Defaulting Lender pursuant to clause (iv) below, (y) pay to the Issuing Bank and Swingline Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to the Issuing Bank’s or the Swingline Lender’s Fronting Exposure to such Defaulting Lender and (z) not be required to pay the remaining amount of any such fee.

(iv) Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in Letters of Credit and Swingline Loans shall be reallocated among the non-Defaulting Lenders (other than Tranche B Revolving Lenders) in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 4.02 are satisfied at the time of such reallocation (and, unless the Administrative Borrower shall have otherwise notified the Administrative Agent at such time, the Borrowers shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate Tranche A Revolving Credit Exposure of any non-Defaulting Lender to exceed such non-Defaulting Lender’s Tranche A Revolving Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a non-Defaulting Lender as a result of such non-Defaulting Lender’s increased exposure following such reallocation.

(v) Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to them hereunder or under law, (x) first, prepay Swingline Loans in an amount equal to the Swingline Lender’s Fronting Exposure and (y) second, Cash Collateralize the Issuing Bank’s Fronting Exposure in accordance with the procedures set forth in Section 2.21(b).

(b) Cash Collateral.

(i) At any time that there shall exist a Defaulting Lender, within one (1) Business Day following the written request of the Administrative Agent or the Issuing Bank (with a copy to the Administrative Agent) the Borrowers shall Cash Collateralize the Issuing Bank’s Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 2.21(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than 105% of such Fronting Exposure at such time.

(ii) The Borrowers, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grant to the Administrative Agent, for the benefit of the Issuing Banks, and agrees to maintain, a first priority Lien on all such Cash Collateral as security for the Defaulting Lenders’ obligation to fund participations in Letters of Credit, to be applied pursuant to clause (iii) below. If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Bank as herein provided, or that the total amount of such Cash Collateral is less than 105% of the Issuing Bank’s Fronting Exposure, the Borrowers will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the Defaulting Lender).

(iii) Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.21 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in Letters of Credit (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

(iv) Cash Collateral (or the appropriate portion thereof) provided to reduce the Issuing Bank’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.21(b) following (A) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (B) the determination by the Administrative Agent and the Issuing Bank that there exists excess Cash Collateral; provided that, subject to other provisions of this Section 2.21, the Person providing Cash Collateral and the Issuing Bank may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations; provided further that to the extent that such Cash Collateral was provided by the Borrowers, such Cash Collateral shall remain subject to the Liens granted pursuant to the Loan Documents.

(c) Defaulting Lender Cure. If the Administrative Borrower, the Administrative Agent, the Swingline Lender and the Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender (except that the agreement of the Swingline Lender and the Issuing Bank shall not be necessary with respect to a Tranche B Revolving Lender), the Administrative Agent will so notify the ~~parties hereto~~Administrative Borrower and Lenders under the applicable Facility, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase, (i) if such Lender is a Tranche A Revolving Lender, at par that portion of outstanding Tranche A Revolving Loans of the other Tranche A Revolving Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Tranche A Revolving Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held pro rata by the Tranche A Revolving Lenders in accordance with their Applicable Percentage (without giving effect to Section 2.21(a)(iv)) and (ii) if such Lender is a Tranche B Revolving Lender, at par that portion of outstanding Tranche B Revolving Loans of the other Tranche B Revolving Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Tranche B Revolving Loans to be held pro rata by the Tranche B Revolving Lenders in accordance with their Applicable Percentage (without giving effect to Section 2.21(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(d) New Swingline Loans/Letters of Credit. So long as any Tranche A Revolving Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan and (ii) the Issuing Bank shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

SECTION 2.22. Administrative Borrower. Each Borrower hereby designates the Operating Company as the Administrative Borrower hereunder to act on its behalf for the purposes of issuing Borrowing Requests, giving instructions with respect to the disbursement of the proceeds of the Loans, giving and receiving all other notices and consents hereunder or under any of the other Loan Documents and taking all other actions (including in respect of compliance with covenants and amendments to the Loan Documents) on behalf of any Borrower under the Loan Documents. The Administrative Borrower hereby accepts such appointment as the Administrative Borrower. The Administrative Agent and each Lender may regard any notice or other communication pursuant to any Loan Document from the Administrative Borrower as a notice or communication from all Borrowers, and may give any notice or communication required or permitted to be given to any Loan Party or Loan Parties hereunder to the Administrative Borrower on behalf of such Borrower or Borrowers. Each Borrower agrees that each notice, election, representation and warranty, covenant, agreement and undertaking made on its behalf by the Administrative Borrower shall be deemed for all purposes to have been made by such Borrower and shall be binding upon and enforceable against such Borrower to the same extent as if the same had been made directly by such Borrower.

Notwithstanding anything set forth in this Article II, until the occurrence of the Tranche A Revolving Credit Facility Termination Date, no amounts (or portion thereof) owing pursuant to Section 2.15 or 2.17 shall be paid to any Tranche B Revolving Lender or Affiliate thereof (and no Default or Event of Default shall occur as a result of such non-payment), provided that such amounts may accrue for the benefit of the Tranche B Revolving Lender making such claim.

ARTICLE III

Representations and Warranties

Each Borrower represents and warrants to the Administrative Agent ~~and~~, the Lenders and Issuing Bank that:

SECTION 3.01. Organization; Powers; Subsidiaries. Each of the Partnership and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to (i) carry on its business as now conducted and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party and to consummate the transactions contemplated thereby and (c) is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required, except in each case referred to in clause (b)(i) or (c), to the extent that a failure could not reasonably be expected to result in a Material Adverse Effect. Schedule 3.01 hereto identifies, as of the Effective Date, each Subsidiary, noting whether such Subsidiary is an Excluded Subsidiary, a Borrower or a Subsidiary Guarantor, the jurisdiction of its incorporation or organization, as the case may be, the percentage of issued and outstanding shares of each class of its Equity Interests owned by the Partnership and the other Subsidiaries and, if such percentage is not 100% (excluding directors’ qualifying shares as required by law), a description of each class issued and outstanding. All of the outstanding Equity Interests of each Subsidiary are validly issued and outstanding and fully paid and nonassessable and all such Equity Interests indicated on Schedule 3.01 as owned by the Partnership or another Subsidiary are owned, beneficially and of record, by the Partnership or any Subsidiary free and clear of all Liens, other than Liens created under the Loan Documents. As of the Effective Date, except as set forth on Schedule 3.01, there are no outstanding commitments or other obligations of the Partnership or any Subsidiary to issue, and no options, warrants or other rights of any Person to acquire, any Equity Interests of the Partnership or any Subsidiary.

SECTION 3.02. Authorization; Enforceability. The Transactions are within each Loan Party’s organizational powers and have been duly authorized by all necessary organizational actions and, if required, actions by equity holders. The Loan Documents to which each Loan Party is a party have been duly executed and delivered by such Loan Party and constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their respective terms, subject to applicable Debtor Relief Laws and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03. Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except for filings necessary to perfect Liens created pursuant to the Loan Documents, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Partnership or any of its Subsidiaries or any order of any Governmental Authority, (c) will not violate or result in a default under any material indenture, agreement or other instrument binding upon the Partnership or any of its Subsidiaries or its assets, or give rise to a right thereunder to require any payment to be made by the Partnership or any of its Subsidiaries, (d) will not violate or result in a breach or default under any registration, license, permit, approval or certificate necessary to conduct any cemetery, crematory or funeral home business issued by any Governmental Authority and (e) will not result in the creation or imposition of any Lien on any asset of the Partnership or any of its Subsidiaries, other than Liens created under the Loan Documents.

SECTION 3.04. Financial Condition; No Material Adverse Change.

(a) The Administrative Borrower has heretofore furnished to the Lenders the consolidated balance sheet and statements of income or operations, shareholders’ equity or partners’ capital and cash flows for the Partnership and its consolidated Subsidiaries ~~(i)~~ as of and for the Fiscal Year ended December 31, ~~2015~~2017 reported on by Deloitte & Touche LLP, independent public accountants~~, and (ii) as of and for the fiscal quarter and the portion of the Fiscal Year ended March 31, 2016, certified by the chief financial officer of the General Partner, on behalf of the Partnership~~. Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of the Partnership and its consolidated Subsidiaries as of such dates and for such periods in accordance with GAAP, subject to year-end audit adjustments and the absence of footnotes and to normal year-end audit adjustments, in the case of the statements referred to in clause (ii) above.

(b) Since December 31, ~~2015~~2017, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have, a Material Adverse Effect.

SECTION 3.05. Properties.

(a) Each of the Partnership and its Subsidiaries has good (and, in the case of real property, marketable) title to, or valid leasehold interests in, all its real and personal property necessary or used in the ordinary conduct of its business (free and clear of all Liens, other than Liens permitted under Section 6.02), except for such defects in title that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Each of the Partnership and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Partnership and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c) Schedule 3.05(c) sets forth a complete and accurate list of all real property owned by each Loan Party and each of its Subsidiaries as of the Effective Date, showing, as of the Effective Date, the street address, county or other relevant jurisdiction, state and record owner thereof, and whether such owned real property is subject to a Mortgage.

(d) Schedule 3.05(d) sets forth a complete and accurate list of all leases of real property under which any Loan Party or any Subsidiary of a Loan Party is the lessee as of the Effective Date (other than (i) intercompany leases among the Loan Parties, (ii) office leases and (iii) Immaterial Leases), showing as of the Effective Date the street address, county or other relevant jurisdiction, state, lessor, lessee and expiration date thereof, and whether such leased real property is subject to a Mortgage.

(e) Schedule 3.05(e) sets forth a complete and accurate list of all leases of real property under which any Loan Party or any Subsidiary of a Loan Party is the lessor as of the Effective Date (other than (i) intercompany leases among the Loan Parties, (ii) office leases and (iii) Immaterial Leases), showing as of the Effective Date the street address, county or other relevant jurisdiction, state, lessor, lessee and expiration date thereof, and whether such leased real property is subject to a Mortgage.

SECTION 3.06. Litigation, Environmental and Labor Matters.

(a) There are no actions, suits, proceedings or investigations by or before any arbitrator or Governmental Authority pending against or, to the knowledge of any Borrower, threatened against or affecting the Partnership or any of its Subsidiaries (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve this Agreement or the Transactions.

(b) Except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Partnership nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability of the Partnership or any Subsidiary or (iv) knows of any basis for any Environmental Liability of the Partnership or any Subsidiary.

(c) Except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, (i) neither any Loan Party nor any of its Subsidiaries is undertaking, and has not completed, either individually or together with other potentially responsible parties, any investigation or assessment or remedial or response action relating to any actual or threatened release, discharge or disposal of Hazardous Materials at any site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law and (ii) all Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently or formerly owned or operated by any Loan Party or any of its Subsidiaries have been disposed of in a manner not reasonably expected to result in material liability to any Loan Party or any of its Subsidiaries.

(d) There are no strikes, lockouts or slowdowns against the Partnership or any of its Subsidiaries pending or, to their knowledge, threatened which could reasonably be expected to result in a Material Adverse Effect. The hours worked by and payments made to employees of the Loan Parties and their Subsidiaries have not been in violation of (i) the Fair Labor Standards Act or (ii) any other applicable Federal, state, local or foreign law relating to such matters which violation under this clause (ii) could reasonably be expected to result in a Material Adverse Effect. All material payments due from the Partnership or any of its Subsidiaries, or for which any claim may be made against the Partnership or any of its Subsidiaries, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as liabilities on the books of the Partnership or such Subsidiary. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement under which the Partnership or any of its Subsidiaries is bound. No Loan Party is engaged in any unfair labor practice that has had or could reasonably be expected to have a Material Adverse Effect.

SECTION 3.07. Compliance with Laws and Agreements. Each of the Partnership and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.08. Investment Company Status. Neither the Partnership nor any of its Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.09. Taxes. Each of the Partnership and its Subsidiaries has timely filed or caused to be filed all Federal and other material Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which the Partnership or such Subsidiary, as applicable, has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect. No tax Liens have been filed and no material claims are being asserted with respect to any such Taxes. As of the Effective Date, the income of the Partnership, of the Operating Company and of the Subsidiaries of the Operating Company that are intended by the Partnership to be treated as disregarded entities pursuant to Treas. Reg. Section 301.7701-3 is not subject to federal income tax at the company level.

SECTION 3.10. ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan by an amount that could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.11. Disclosure. The Loan Parties have disclosed to the Administrative Agent and the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to any of them, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. Neither the Information Memorandum nor any of the other reports, financial statements, certificates or other information furnished by or on behalf of the Loan Parties or any Subsidiary to the Administrative Agent or any Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect; provided, that, with respect to projected financial information, the Loan Parties represent only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time delivered and, if such projected financial information was delivered prior to the Effective Date, as of the Effective Date (it being understood that projections are as to future events and are not to be viewed as facts, are subject to significant uncertainties and contingencies many of which are beyond the control of the Loan Parties, that no assurance can be given that any particular projections will be realized and that actual results during the periods covered by any such projections may differ from the projected results and such differences may be material).

SECTION 3.12. Federal Reserve Regulations. No part of the proceeds of any Loan have been used or will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X. No Loan Party is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U), or extending credit for the purpose of purchasing or carrying margin stock.

SECTION 3.13. Liens. There are no Liens on any of the real or personal properties of the Partnership or any Subsidiary except for Liens permitted by Section 6.02.

SECTION 3.14. No Default. No Default or Event of Default has occurred and is continuing.

SECTION 3.15. No Burdensome Restrictions. Neither the Partnership nor any Subsidiary is subject to any Burdensome Restrictions except Burdensome Restrictions permitted under Section 6.08.

SECTION 3.16. ~~Solvency. Each of the Partnership and the Operating Company is individually, and the Loan Parties taken as a whole with their Subsidiaries on a consolidated basis are, in each case taking into account any rights of subrogation and contribution among Loan Parties, Solvent.~~[Reserved]

SECTION 3.17. Insurance. The Partnership maintains, and has caused each Subsidiary to maintain, with financially sound and reputable insurance companies, insurance on all their real and personal property in such amounts, subject to such deductibles and self-insurance retentions and covering such properties and risks as are adequate and customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations.

SECTION 3.18. Security Interest in Collateral. The provisions of the Collateral Documents create legal, valid and (subject to applicable Cemetery Laws) enforceable Liens on all the Collateral in favor of the Administrative Agent, for the benefit of the Secured Parties, as security for the Secured Obligations, and upon (a) the filing, recording, registering or taking such other actions as may be necessary with the appropriate Governmental Authorities (including payment of applicable filing and recording taxes), and (b) the taking of possession or control by the Administrative Agent (including possession of any certificate of title) of the Collateral with respect to which a security interest may be perfected by possession or control, such Liens shall be perfected Liens in and to all of the Collateral having priority over all other Liens on the Collateral and subject to no Liens, in each case, other than Liens permitted by Section 6.02.

SECTION 3.19. Material Contracts. All Material Contracts to which the Partnership or any Subsidiary is a party or is bound as of the Effective Date are listed on Schedule 3.19. Neither the Partnership nor any Subsidiary is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in (i) any Material Contract which it is a party which would entitle the counterparty to any such Material Contract to terminate such contract or accelerate the obligations of the Partnership or the applicable Subsidiary thereunder or (ii) any agreement or instrument evidencing or governing Indebtedness in excess of the Threshold Amount.

SECTION 3.20. OFAC. The Partnership and each Subsidiary of the Partnership is and will remain in compliance in all material respects with all U.S. economic Sanctions laws, Executive Orders and implementing regulations as promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and all applicable anti-money laundering and counter-terrorism financing provisions of the Bank Secrecy Act and all regulations issued pursuant to it. Neither the Partnership nor any Subsidiary or Affiliate of the Partnership (i) is a Person designated by the U.S. government on the list of the Specially Designated Nationals and Blocked Persons (the “SDN List”) with which a U.S. Person cannot deal with or otherwise engage in business transactions, (ii) is a Person who is otherwise the target of U.S. economic Sanctions laws such that a U.S. Person cannot deal or otherwise engage in business transactions with such Person or (iii) is controlled by (including without limitation by virtue of such person being a director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any Person on the SDN List or a foreign government that is the target of U.S. economic Sanctions prohibitions such that the entry into, or performance under, this Agreement or any other Loan Document would be prohibited under U.S. law. The Loan Parties will not directly or indirectly use the proceeds of the Loans or otherwise make available such proceeds to any Person for the purpose of financing the activities of any Person that is currently the target of any U.S. Sanctions administered by OFAC or any similar Governmental Authority or for the purpose of funding, financing or facilitating any activities, business or transaction with or in any country that is the target of Sanctions administered by OFAC or any similar Governmental Authority, to the extent such activities, businesses or transaction would be prohibited by U.S. Sanctions laws or regulations administered by OFAC or any similar Governmental Authority, or in any manner that would result in the violation of any U.S. Sanctions laws or regulations administered by OFAC or any similar Governmental Authority applicable to any party hereto.

SECTION 3.21. Anti-Terrorism Laws. The Partnership, each of its Subsidiaries and, to the knowledge of each of the Loan Parties, each of their Affiliates, are in compliance with (a) the Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (b) the Patriot Act, (c) all applicable anti-money laundering and counter-terrorism provisions of the Bank Secrecy Act (31 U.S.C. §§ 5301 et seq.) and all regulations issued pursuant thereto and (d) other federal or state laws relating to “know your customer” and anti-money laundering rules and regulations.

SECTION 3.22. Foreign Corrupt Practices Act; Anti-Corruption Laws. No part of the proceeds of any Loan will be used directly or indirectly for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977 (as amended, the “FCPA”), the UK Bribery Act 2010 and other similar anti-corruption legislation. No Loan Party nor any of Subsidiaries or Affiliates thereof has directly (or, to the knowledge of the Loan Parties and their Subsidiaries, indirectly) made any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA or in violation of any Sanctions referred to in Section 3.20.

SECTION 3.23. Tax Shelter Regulations. The Loan Parties do not intend to treat any Loan or Letter of Credit and related transactions as being a “reportable transaction” (within the meaning of Treasury Regulation Section 1.6011-4). In the event any Loan Party determines to take any action inconsistent with such intention, the Administrative Borrower will promptly notify the Administrative Agent thereof. If the Administrative Borrower so notifies the Administrative Agent, the Loan Parties acknowledge that one or more of the Lenders may treat its Loans, its interest in Swingline Loans and/or Letters of Credit as part of a transaction that is subject to Treasury Regulation Section 301.6112-1, and such Lender or Lenders, as applicable, will maintain the lists and other records required by such Treasury Regulation.

SECTION 3.24. Common Enterprise. The operations of the Loan Parties require financing on a basis such that the credit supplied can be made available from time to time to the Loan Parties, as required for the continued successful operation of the Loan Parties as a whole. The Loan Parties have requested that the Lenders make credit available hereunder for the purposes set forth in Section 5.08. The Loan Parties expect to derive benefit, directly or indirectly, from a portion of the credit extended by the Lenders hereunder, both in its separate capacity and as a member of the group of companies, since the successful operation and condition of the Loan Parties is dependent on the continued successful performance of the functions of the group as a whole. The Loan Parties acknowledge that, but for the agreement by each of the Loan Parties to execute and deliver this Agreement and the other Loan Documents, the Administrative Agent and the Lenders would not have made available the credit facilities established on the terms set forth in this Agreement.

SECTION 3.25. Broker’s Fees. Except for fees payable to the Administrative Agent, the Joint Lead Arrangers, and the Lenders under the Loan Documents, none of the Loan Parties or any of their respective Subsidiaries has any obligation to any Person in respect of any finder’s, broker’s or investment banker’s fee in connection with the Transactions.

SECTION 3.26. Compliance with Cemetery Laws. Each of the Loan Parties has complied with, is in compliance with, all applicable laws governing the operation of its cemeteries, crematories and funeral homes, the providing of cemetery and funeral services (including cremation services), and the sale of Cemetery Property and other cemetery and funeral merchandise (collectively, “Cemetery Laws”), including, without limitation: (a) obtaining and maintaining valid registrations, licenses, permits, and certificates to conduct each cemetery, crematory and funeral home business from each applicable Governmental Authority; (b) employing qualified representatives, employees, and sales agents who are registered with the appropriate Governmental Authorities; (c) submitting all required notices, records, statements, affidavits, financial reports and other documents, each in form and substance satisfactory to the appropriate Governmental Authorities; (d) making all required disclosures in accordance with applicable laws; (e) using contracts, agreements, and other documents in form, wording and substance that comply with applicable laws; (f) establishing, funding and administering trust or escrow accounts, including, but not limited to, Trust Accounts, in accordance with applicable laws; (g) appointing qualified trustees and escrow agents to manage and administer trust funds established under applicable laws; (h) maintaining and caring for cemeteries with the standard of care required by applicable laws; (i) constructing columbaria and mausoleums in accordance with applicable laws; (j) canceling contracts for cemetery and funeral services and merchandise, including making refunds to consumers, in accordance with applicable laws; (k) owning no more than the maximum amount of land permitted for cemetery and burial use under applicable laws; and (l) establishing cemeteries in areas permitted by applicable laws; except to the extent any failures to comply with the above requirements, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. Furthermore, there are no pending or, to the knowledge of any Loan Party, threatened claims or suspensions against any Loan Party, by any Person which relate to the operation of any cemetery or funeral home, the providing of any cemetery, crematory or funeral services or the sale of any Cemetery Property or other cemetery or funeral merchandise, except for those that could not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

SECTION 3.27. EEA Financial Institutions. No Loan Party and no Subsidiary is an EEA Financial Institution.

ARTICLE IV

Conditions

SECTION 4.01. Effective Date. The obligations of the Tranche A Revolving Lenders to make Loans and of the Issuing Bank to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):

(a) The Administrative Agent (or its counsel) shall have received (i) from each party hereto either (A) a counterpart of this Agreement signed on behalf of such party or (B) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and (ii) duly executed copies of the Loan Documents and such other certificates, documents, instruments and agreements as the Administrative Agent shall reasonably request in connection with the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(b) The Tranche A Revolving Lenders shall have received (i) satisfactory audited consolidated financial statements of the Partnership and its Subsidiaries for the two most recent Fiscal Years ended prior to the Effective Date as to which such financial statements are available, (ii) satisfactory unaudited interim consolidated financial statements of the Partnership and its Subsidiaries for each fiscal quarter ended subsequent to the date of the latest applicable financial statements delivered pursuant to clause (i) of this paragraph as to which such financial statements are available, (iii) satisfactory financial statement projections through and including the Partnership’s 2020 Fiscal Year, together with such information as the Administrative Agent and the Tranche A Revolving Lenders shall reasonably request (including, without limitation, a detailed description of the assumptions used in preparing such projections) and (iv) a pro forma Compliance Certificate dated as of the Effective Date giving effect to the Transactions to occur on the Effective Date.

(c) The Administrative Agent shall have received a favorable written opinion (addressed to the Administrative Agent and the Tranche A Revolving Lenders and dated the Effective Date) of (i) Blank Rome LLP, counsel for the Loan Parties, as to such matters concerning the Loan Parties and the Loan Documents as the Administrative Agent may reasonably request and (ii) each local counsel to any Loan Party as set forth on Schedule 4.01(c), for all Effective Date Material Real Property Jurisdictions, as to such matters concerning the applicable Loan Parties and the Loan Documents as the Administrative Agent may reasonably request.

(d) The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Loan Parties, the authorization of the Transactions and any other legal matters relating to such Loan Parties, the Loan Documents or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(e) The Administrative Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer, confirming (i) compliance with the conditions set forth in Section 4.02(a) and Section 4.02(b) and (ii) that the Transactions are permitted under the High Yield ~~Notes~~Note Indenture.

(f) The Administrative Agent shall have received evidence satisfactory to it that the Existing Credit Agreement shall have been terminated and cancelled and all Indebtedness and other obligations thereunder shall have been (or will be, concurrently with the initial Credit Event under this Agreement) satisfied in full (except for those customary obligations that would survive such termination) and any and all Liens thereunder shall have been terminated (or will be, concurrently with the initial Credit Event under this Agreement).

(g) The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses (including reasonable fees, charges and disbursements of Hunton & Williams LLP, counsel to the Administrative Agent) required to be reimbursed or paid by the Loan Parties hereunder or under any Fee Letter.

(h) The Administrative Agent shall have received the results of a search of the Uniform Commercial Code (or equivalent) made with respect to the Loan Parties and tax and judgment, United States Patent and Trademark Office and United States Copyright Office filings made with respect to the Loan Parties, in each case, in such jurisdictions as may be satisfactory to the Administrative Agent and copies of the financing statements (or similar documents) disclosed by such searches and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are Liens permitted under Section 6.02 or have been, or will be simultaneously or substantially concurrently with the closing under this Agreement, released (or arrangements reasonably satisfactory to the Administrative Agent for such release shall have been made).

(i) The Administrative Agent shall have received a certificate of a Responsible Officer either (i) attaching copies of all consents of, licenses of, filings by or with, and approvals of Governmental Authorities required in connection with the execution and delivery by the Loan Parties and the validity against the Loan Parties of the Loan Documents to which each is a party, and such consents, licenses, filings and approvals shall be in full force and effect or (ii) stating that no such consents, licenses, filings or approvals are so required.

(j) The Administrative Agent shall have received the Guaranty and Collateral Agreement together with (i) certificates or instruments representing Pledged Collateral (as defined in the Guaranty and Collateral Agreement) accompanied by all endorsements and/or powers required by the Guaranty and Collateral Agreement (or arrangements reasonably satisfactory to the Administrative Agent for the delivery of such items substantially concurrently with the making of the Loans on the Effective Date shall have been made), (ii) evidence of any filings concurrently with the making of the Loans on the Effective Date under the Uniform Commercial Code of all jurisdictions that the Administrative Agent may deem necessary or desirable in order to perfect the Liens created under the Guaranty and Collateral Agreement, covering the Collateral described in the Guaranty and Collateral Agreement and (iii) evidence of the taking concurrently with the making of the Loans on the Effective Date of all other actions, recordings and filings of or with respect to the Guaranty and Collateral Agreement that the Administrative Agent may deem necessary or desirable in order to perfect the Liens created thereby.

(k) The Administrative Agent shall have received at least three Business Days prior to the Effective Date all documentation and other information about the Partnership and its Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act that has been requested by the Administrative Agent in writing at least five Business Days prior to the Effective Date.

(l) Subject to Section 5.17, the Administrative Agent shall have received each of the Mortgage Instruments set forth on Schedule 4.01(l), in each case in form and substance reasonably satisfactory to it and its counsel.

(m) The Administrative Agent shall have received a solvency certificate from a Financial Officer (immediately after giving effect to the Transactions to occur on the Effective Date) substantially in the form attached hereto as Exhibit G.

The Administrative Agent shall notify the Administrative Borrower and the Tranche A Revolving Lenders of the Effective Date, and such notice shall be conclusive and binding. Without limiting the generality of the provisions of Article VIII, for purposes of determining satisfaction of the conditions precedent specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received written notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

SECTION 4.02. Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a) The representations and warranties of the Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable; provided, that to the extent any such representation or warranty specifically refers to an earlier date, such representation and warranty shall be true and correct in all material respects on and as of such earlier date; provided, further, that any representation or warranty that is qualified as to “materiality” or “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(b) At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Default or Event of Default shall have occurred and be continuing.

(c) With respect to any Borrowing of Tranche B Revolving Loans:

(i) on the Eighth Amendment Effective Date, the Borrowers shall have provided the Tranche B Revolving Loan Lenders with evidence reasonably satisfactory to them that the certificate required under Section 4.13(a)(2)(B) of the High Yield Indenture has been delivered to the trustee under the High Yield Indenture;

(ii) after the Eighth Amendment Effective Date, if after the making of such Borrowing, the aggregate outstanding principal amount of Tranche B Loans will exceed $25,000,000, the receipt by the Partnership of a fairness opinion with respect to the Tranche B Revolving Credit Facility, as required pursuant to the High Yield Note Indenture, in form and substance reasonably satisfactory to the Tranche B Revolving Lenders, from a firm reasonably acceptable to the Tranche B Revolving Lenders.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrowers on the date thereof as to the matters specified in Section 4.02(a) and Section 4.02(b).

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the satisfaction of all Secured Obligations (other ~~than~~ Unliquidated Obligations), each Borrower covenants and agrees with the Administrative Agent and the Lenders that:

SECTION 5.01. Financial Statements and Other Information. The Administrative Borrower will furnish to the Administrative Agent (for distribution to each Lender) and to the Tranche B Revolving Lenders:

(a) within ninety-five (95) days (or, (A) for the Fiscal Year ending December 31, 2016, prior to July 15, 2017 and (B) for the Fiscal Year ending December 31, 2017, prior to August 31, 2018) after the end of each Fiscal Year of the Partnership or, after the consummation of the C-Corporation Conversion, the C-Corporation (or, with respect to any Fiscal Year other than the Fiscal Year ending December 31, 2017, if earlier, the date that the Annual Report on Form 10-K of the Partnership or the C-Corporation, as applicable, for such Fiscal Year would be required to be filed under the rules and regulations of the SEC, giving effect to any automatic extension available thereunder for the filing of such form), commencing with the Fiscal Year ending December 31, 2016, its audited consolidated balance sheet and related statements of income or operations, shareholders’ equity or partners’ capital and cash flows as of the end of and for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by ~~Deloitte & Touche~~Grant Thornton LLP or other independent public accountants reasonably acceptable to the Administrative Agent (without a “going concern” or like qualification or exception (other than a qualification in respect of any Fiscal Year in which ~~the~~any Maturity Date is scheduled to occur, due solely to the maturity of the Obligations) and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Partnership or the C-Corporation, as applicable, and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(b) (i) within forty-five (45) days (or, (A) for the fiscal quarter ending March 31, 2017, within forty-five (45) days after the date that the Annual Report on Form 10-K of the Partnership for the Fiscal Year ending December 31, 2016 is filed, (B) for the fiscal quarter ending June 30, 2017, within forty-five (45) days after the date that the Quarterly Report on Form 10-Q of the Partnership for the fiscal quarter ending March 31, 2017 is filed, but in any event not later than December 15, 2017, (C) for the fiscal quarter ending September 30, 2017, within forty-five (45) days after the date that the Quarterly Report on Form 10-Q of the Partnership for the fiscal quarter ending June 30, 2017 is filed, but in any event not later than January 31, 2018, (D) for the fiscal quarter ending March 31, 2018, ~~the earlier of~~not later than the later of January 31, 2019 and the date that is ~~ninety (90) days after the date that the Annual Report on Form 10-K of the Partnership for the Fiscal Year ending December 31, 2017 is filed and October 31, 2018,~~two Business Days following the Eighth Amendment Effective Date and (E) for ~~the~~each fiscal quarter ending June 30, 2018~~, the earlier of the date that is sixty (60) days after the date that the Quarterly Report on Form 10-Q of the Partnership for the fiscal quarter ending March 31, 2018 is filed and December 17, 2018 and (F) for the fiscal quarter ending~~ and September 30, 2018, ~~the earlier of the date that is forty- five (45) days after the date that the Quarterly Report on Form 10-Q of the Partnership for the fiscal quarter ending June 30, 2018 is filed and January 31,~~not later than February 15, 2019) after the end of each of the first three fiscal quarters of each Fiscal Year of the Partnership or, after the consummation of the C-Corporation Conversion, the C-Corporation (or, with respect to any fiscal quarter ending on or after December 31, 2018, if earlier, by the date that the Quarterly Report on Form 10-Q of the Partnership or the C-Corporation, as applicable, for such fiscal quarter would be required to be filed under the rules and regulations of the SEC, giving effect to any automatic extension available thereunder for the filing of such form), commencing with the fiscal quarter ending September 30, 2016, its consolidated balance sheet and related statements of income or operations, shareholders’ equity or partners’ capital and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the Fiscal Year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Financial Officer as presenting fairly in all material respects the financial condition and results of operations of the Partnership or the C-Corporation, as applicable, and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes (except for a footnote summarizing the investment of Trust Funds as at the end of the applicable fiscal quarter), (ii) within thirty-five (35) days after the end of each month of each Fiscal Year of the Partnership or, after the consummation of the C-Corporation Conversion, the C-Corporation (or, for the month ending January 31, 2017, within thirty-five (35) days after the last day of February, 2017), commencing with the month ending January 31, 2017, its consolidated balance sheet and related statements of income or operations, shareholders’ equity or partners’ capital and cash flows as of the end of and for such month and the then elapsed portion of the Fiscal Year, all certified by a Financial Officer as presenting fairly in all material respects the financial condition and results of operations of the Partnership or the C-Corporation, as applicable, and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes (except for a footnote summarizing the investment of Trust Funds as at the end of the applicable fiscal quarter) and monthly cash flow forecasts for the next twelve (12) months following the end of such month with a qualitative and quantitative variance analysis (with respect to both the actual cash flows of the prior month and the forecast delivered with respect to the prior month) and weekly cash flow forecasts, in each case, using reasonable assumptions and in form and scope reasonably satisfactory to the Administrative Agent;

(c) concurrently with any delivery of Financials under Section 5.01(a) or Section 5.01(b), a Compliance Certificate (i) certifying as to whether a Default has occurred and is continuing and, if a Default has occurred and is continuing, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (ii) setting forth reasonably detailed calculations demonstrating compliance with the financial ~~covenants~~covenant set forth in Section 6.12;

(d) as soon as available, but in any event within sixty (60) days after the end of each Fiscal Year of the Partnership, commencing with the Fiscal Year ending December 31, 2016, an annual business plan and budget of the Partnership and its Subsidiaries on a consolidated basis, including forecasts prepared by management of the Partnership, in form reasonably satisfactory to the Administrative Agent (it being acknowledged by the Administrative Agent that the form of annual business plan and budget provided to the Administrative Agent prior to the Effective Date is satisfactory);

(e) within ninety-five (95) days after the end of each Fiscal Year of the Partnership, a current list of all cemeteries, crematories and funeral homes owned or leased by the Loan Parties, in form reasonably satisfactory to the Administrative Agent and containing such detail as may be reasonably requested by the Administrative Agent;

(f) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Partnership or, after the consummation of the C-Corporation Conversion, the C-Corporation or any Subsidiary with the SEC, or any Governmental Authority succeeding to any or all of the functions of the SEC, or with any national securities exchange, or distributed by the Partnership or, after the consummation of the C-Corporation Conversion, the C-Corporation to its shareholders or partners generally, as the case may be, and in any case not otherwise required to be delivered to the Administrative Agent pursuant to this Section 5.01;

(g) until the occurrence of a Leverage Trigger Event and a Secured Leverage Trigger Event, concurrently with any delivery of Financials under Section 5.01(b)(ii), (i) a Borrowing Base Certificate with respect to such month setting forth the Administrative Borrower’s calculation of the Borrowing Base and the Secured Leverage Borrowing Base as of the last day of such month prepared and certified as correct by a Responsible Officer, which certificate shall be substantially in the form set forth as Exhibit I and (ii) a detailed accounts receivable aging report in a form reasonably acceptable to the Administrative Agent; and

(h) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Partnership or any Subsidiary, or compliance with the terms of this Agreement or any other Loan Document, as the Administrative Agent or any Lender may reasonably request.

Documents required to be delivered pursuant to Section 5.01(a), Section 5.01(b) and Section 5.01(f) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which such documents are filed for public availability on the SEC’s Electronic Data Gathering and Retrieval System or on which the Partnership posts such documents, or provides a link thereto, on the Partnership’s website on the internet (currently www.stonemor.com).

SECTION 5.02. Notices; Delivery of Information. The Administrative Borrower will furnish to the Administrative Agent (for distribution to each Tranche A Revolving Lender) and to the Tranche B Revolving Lenders the following:

(a) prompt written notice of the occurrence of any Default or Event of Default;

(b) prompt written notice of the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting any Loan Party or any Subsidiary thereof (i) in which the amount in controversy is in excess of the Threshold Amount or (ii) that could reasonably be expected to result in a Material Adverse Effect;

(c) prompt written notice of the occurrence of (i) any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect or (ii) any Loan Party or any ERISA Affiliate becoming obligated to contribute to any Multiemployer Plan;

(d) [Reserved];

(e) [Reserved];

(f) [Reserved];

(g) promptly after any request by the Administrative Agent, a report summarizing the insurance coverage (specifying type, amount and carrier) in effect for each Loan Party and its Subsidiaries and containing such additional information as the Administrative Agent may reasonably specify;

(h) not later than five (5) Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of each notice or other correspondence received from the SEC concerning any material investigation by the SEC regarding financial or other operational results of any Loan Party or any Subsidiary thereof;

(i) not later than ~~five~~three (~~5~~3) Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of all default or other material notices and any amendments, waivers and other modifications, received under or pursuant to any High Yield Document and, from time to time upon request by the Administrative Agent, such information regarding the High Yield Documents and other Material Contracts as the Administrative Agent may reasonably request;

(j) promptly after the occurrence thereof, written notice of any casualty or other insured damage to any material portion of the Collateral or the commencement of any action or proceeding for the taking of any material portion of the Collateral or interest therein under power of eminent domain or by condemnation or similar proceeding, in each case which could reasonably be expected to result in a Material Adverse Effect;

(k) promptly after the assertion or occurrence thereof, written notice of any action or proceeding against or of any noncompliance by any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit that could reasonably be expected to (i) have a Material Adverse Effect, (ii) result in cleanup, removal or remedial costs in excess of the Threshold Amount or (iii) cause any property described in any Mortgage to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law;

(l) promptly, and in any event within sixty (60) days after request by the Administrative Agent, at the expense of the Loan Parties, an environmental site assessment report for any of its properties described in such request, prepared by an environmental consulting firm reasonably acceptable to the Administrative Agent, indicating the presence or absence of Hazardous Materials and the estimated cost of any compliance, removal or remedial action in connection with any Hazardous Materials on such properties; without limiting the generality of the foregoing, if the Administrative Agent determines at any time that a material risk exists that any such report will not be provided within the time referred to above, the Administrative Agent may retain an environmental consulting firm to prepare such report at the expense of the Loan Parties, and the Loan Parties hereby grant and agree to cause any Subsidiary that owns any property described in such request to grant at the time of such request to the Administrative Agent, the Lenders, such firm and any agents or representatives thereof an irrevocable non-exclusive license, subject to the rights of tenants, to enter onto their respective properties to undertake such an assessment; provided, that in no event shall such request for any report described in this Section 5.02(l) be made unless (i) an Event of Default exists or (ii) a notice has been delivered under Section 5.02(k); and

(m) any development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section 5.02 shall be accompanied by a statement of a Responsible Officer setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 5.03. Existence; Conduct of Business. The Partnership will, and will cause each of its Subsidiaries to, do or cause to be done all things necessary to (a) preserve, renew and keep in full force and effect its legal existence and, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect, the rights, qualifications, licenses, permits, privileges, franchises, governmental authorizations and intellectual property rights material to the conduct of its business and (b) maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect; provided, that the foregoing clauses (a) and (b) shall not prohibit any Disposition, merger, consolidation, liquidation or dissolution permitted under Section 6.03 or any liquidation or dissolution of, or insolvency proceeding with respect to, any Immaterial Subsidiary.

SECTION 5.04. Payment of Obligations. The Partnership will, and will cause each of its Subsidiaries to, pay its obligations, including Tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Partnership or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.05. Maintenance of Properties; Insurance.

(a) General. The Partnership will, and will cause each of its Subsidiaries to, (a) keep and maintain all of its property in good working order and condition, ordinary wear and tear and casualty excepted, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect and (b) maintain with financially sound and reputable carriers (i) insurance in such amounts and against such risks and such other hazards, as is customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations and (ii) all insurance required pursuant to the Collateral Documents. The Administrative Borrower shall deliver to the Administrative Agent endorsements (x) to all property insurance policies naming the Administrative Agent as mortgagee and/or lender loss payee, as applicable, and (y) to all general liability and other liability policies naming the Administrative Agent an additional insured. In the event the Partnership or any of its Subsidiaries at any time or times hereafter shall fail to obtain or maintain any of the policies or insurance required herein or to pay any premium in whole or in part relating thereto, then the Administrative Agent, without waiving or releasing any obligations or resulting Default or Event of Default hereunder, may at any time or times thereafter (but shall be under no obligation to do so), upon five (5) Business Days prior written notice to the Administrative Borrower, obtain and maintain such policies of insurance and pay such premiums and take any other action with respect thereto which the Administrative Agent deems advisable. All sums so disbursed by the Administrative Agent shall constitute part of the Obligations, payable as provided in this Agreement. In the event of any loss affecting the Collateral, so long as no Event of Default has occurred and is continuing, the net insurance proceeds shall be made available to the Loan Parties for the purpose of repairing or replacing such Collateral or otherwise reinvesting such proceeds in assets that are used or useful in the business operations of the Loan Parties.

(b) Flood Insurance.

(i) With respect to any real property in respect of which a Mortgage is required to be delivered pursuant to the terms hereof or any other Loan Document, the Loan Parties shall obtain for and deliver to the Administrative Agent (for distribution to each Lender) at the sole expense of the Loan Parties, prior to or concurrently with the delivery of such Mortgage, all information and documentation (which may include the property address, tax identification number and/or legal description of such real property) (the “Flood Determination Information”) sufficient to enable the Administrative Agent to obtain a standard flood hazard determination certificate for such real property in form and substance and issued by a flood hazard certification firm, in each case, reasonably acceptable to the Administrative Agent.

(ii) The Loan Parties shall, at their sole expense, obtain and maintain at all times flood insurance with respect to all applicable Mortgaged Property, if (x) the Administrative Agent or any Lender provides notice to the Administrative Borrower that a standard flood hazard determination certificate reflects that all or any portion of such Mortgaged Property is situated within a “Special Flood Hazard Area,” as designated by the Federal Emergency Management Agency or other applicable Governmental Authority or (y) such flood insurance is then required by any other Applicable Flood Insurance Requirements and the applicable Loan Party will deliver a flood notification form signed by such Loan Party.

(iii) All such flood insurance required to be maintained pursuant to the terms hereof or any other Loan Document shall comply with all Applicable Flood Insurance Requirements. In addition, prior to or concurrently with the delivery of the related Mortgage, the Administrative Borrower shall promptly deliver to the Administrative Agent evidence of such flood insurance coverage, including copies of such flood insurance policies, together with such endorsements thereto, in each case, if requested, as the Administrative Agent (for itself or on behalf of any Lender) shall reasonably request (including, without limitation, any forms required by the Federal Emergency Management Agency).

(iv) If the Loan Parties fail to obtain and deliver to the Administrative Agent any Flood Determination Information or fails to obtain any flood insurance (or provide evidence of such coverage or copies of the policies thereof to the Administrative Agent), in each case, as required by any Loan Document or applicable law, to the extent permitted by applicable law, the Administrative Agent may, upon five (5) Business Days prior written notice to the Administrative Borrower, obtain such Flood Determination Information or flood insurance, as applicable, at the expense of the Loan Parties, and pay such premiums and take any other action with respect thereto which the Administrative Agent deems advisable. All sums so disbursed by the Administrative Agent shall constitute part of the Obligations, payable as provided in this Agreement.

(v) Without limiting the foregoing, the Loan Parties will execute and deliver, or cause to be executed and delivered, to the Administrative Agent such documents, agreements and instruments, and will take or cause to be taken such further actions, which may be required by law or which the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Section 5.05(b), all at the expense of the Loan Parties.

SECTION 5.06. Books and Records; Inspection Rights.

(a) ~~Books and Records; Inspection Rights. (a)~~ The Partnership will, and will cause each of its Subsidiaries to, keep proper books of record and account (i) in conformity in all material respects with GAAP consistently applied and (ii) in material conformity with all applicable requirements of law or any Governmental Authority having jurisdiction over such Loan Party or such Subsidiary, as the case may be. The Partnership will, and will cause each of its Subsidiaries to, permit any representatives designated by the Administrative Agent or any Lender (including employees of the Administrative Agent, any Lender or any consultants, accountant, lawyers, agents and appraisers retained by the Administrative Agent), upon reasonable prior notice and during normal business hours, to visit and inspect its properties, to examine and make extracts from its books and records, including then-existing environmental assessment reports and Phase I or Phase II studies, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested at the expense of the Loan Parties with respect to all reasonable out-of-pocket expenses of the Administrative Agent (it being agreed that the Loan Parties shall not be liable for any such expenses of the Lenders except as set forth in the following proviso); provided, however, that if an Event of Default exists, the Administrative Agent or any Lender (or any employees of the Administrative Agent, any Lender or any consultants, accountant, lawyers, agents and appraisers retained by the Administrative Agent or any such Lender) may do any of the foregoing at the expense of the Loan Parties at any time during normal business hours and without advance notice; provided, further, however, that if no Event of Default exists, the Loan Parties shall only be liable for such expenses of the Administrative Agent for up to two (2) visits, inspections and examinations in any calendar year; provided, further, however, that on and after the Sixth Amendment Effective Date, the Partnership will, and will cause each of its Subsidiaries to, continue to provide access to, and cooperate with, FTI Consulting, Inc., as advisors to the Administrative Agent (as retained by counsel to the Administrative Agent) to an extent no less than immediately prior to the Sixth Amendment Effective Date. The Loan Parties acknowledge that the Administrative Agent, after exercising its rights of inspection, may prepare and distribute to the Lenders certain reports pertaining to the Partnership’s and its Subsidiaries’ assets for internal use by the Administrative Agent and the Lenders.

(b) ~~(b)~~ At least once during each calendar month commencing with the month following the month in which the Sixth Amendment Effective Date occurs, the Borrowers will convene a conference call among the Lenders upon reasonable prior notice from the Administrative Agent, and make available senior officers and financial staff for such calls, and present the views of the Borrowers concerning the recent performance and near and intermediate term prospects of the businesses of the Borrowers and their Subsidiaries, and other matters identified by the Administrative Agent and the Lenders.

SECTION 5.07. Compliance with Laws and Material Contractual Obligations. The Partnership will, and will cause each of its Subsidiaries to, (a) comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property (including without limitation Environmental Laws and Cemetery Laws), (b) obtain and renew all Environmental Permits necessary for its operations and properties and (c) perform in all material respects its obligations under Material Contracts to which it is a party, in each case under the preceding clauses (a), (b) and (c), except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.08. Use of Proceeds. The proceeds of the Tranche A Revolving Loans will be used (a) to refinance the obligations outstanding under the Existing Credit Agreement and to pay fees, costs and expenses relating to the Transactions and (b) to finance the working capital needs, and for other general corporate purposes, of the Loan Parties and their Subsidiaries in the ordinary course of business, including acquisitions and distributions permitted hereunder. The cash proceeds of the Tranche B Revolving Loans will be used to finance the working capital needs and for other general corporate purposes of the Loan Parties and their Subsidiaries and to pay fees and expenses related to the Tranche B Revolving Credit Facility (subject to any payment subordination terms set forth herein). On the Eighth Amendment Effective Date, no part of the proceeds of the Tranche B Revolving Loans shall be used to make any payment of principal on the Tranche A Revolving Loans; provided that the restrictions set forth in this sentence shall not apply following the Eighth Amendment Effective Date. No part of the proceeds of any Loan will be used, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

SECTION 5.09. Appraisals. At any time that the Administrative Agent requests, the Partnership will, and will cause each Subsidiary to, provide the Administrative Agent with appraisals or updates thereof of their real property from an appraiser selected and engaged by the Administrative Agent, and prepared on a basis reasonably satisfactory to the Administrative Agent, such appraisals and updates to include, without limitation, information required by applicable law and regulations~~; provided, however, that if no Event of Default has occurred and is continuing, not more than ten (10) such appraisals per calendar year shall be at the sole expense of the Loan Parties~~.

SECTION 5.10. Reserved.

SECTION 5.11. Additional Loan Parties; Pledges; Additional Collateral; Further Assurances.

(a) As promptly as possible but in any event within thirty (30) days (or such later date as may be agreed upon by the Administrative Agent) after any Person becomes a Subsidiary (other than an Excluded Subsidiary), the Administrative Borrower shall provide the Administrative Agent with written notice thereof setting forth information in reasonable detail describing (i) the owned and leased real property of such Person and (ii) the material assets of such Person, and shall cause each such Subsidiary to deliver to the Administrative Agent (x) a joinder to the Guaranty and Collateral Agreement (in the form contemplated thereby) pursuant to which such Subsidiary agrees to be bound by the terms and provisions of the Guaranty and Collateral Agreement and (y) an accession agreement to this Agreement (in the form of Exhibit H) pursuant to which such Subsidiary agrees to be bound by the terms and provisions of this Agreement as if it were a Borrower hereunder on the Effective Date, in each case, to be accompanied by appropriate corporate resolutions, other corporate documentation and, to the extent reasonably requested by the Administrative Agent, legal opinions in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(b) Subject to applicable Cemetery Laws and subject to the terms and conditions of the Guaranty and Collateral Agreement and the other Collateral Documents, the Administrative Borrower will, and will cause each other Loan Party to, cause all of its owned property (whether real, personal, tangible, intangible, or mixed), and leased real property, other than Excluded Property, to be subject at all times to first priority, perfected Liens in favor of the Administrative Agent for the benefit of the Secured Parties to secure the Secured Obligations, subject in any case to Liens permitted by Section 6.02. Without limiting the generality of the foregoing, but subject to applicable Cemetery Laws and subject to the terms and conditions of the Guaranty and Collateral Agreement and the other Collateral Documents, the Loan Parties (i) will cause the Applicable

Pledge Percentage of the issued and outstanding Equity Interests of each Pledge Subsidiary directly owned by the Partnership or any other Loan Party to be subject at all times to a first priority, perfected Lien in favor of the Administrative Agent to secure the Secured Obligations in accordance with the terms and conditions of the Collateral Documents or such other pledge and security documents as the Administrative Agent shall reasonably request and (ii) will, and will cause each other Loan Party to, deliver Mortgages and Mortgage Instruments with respect to real property of the Loan Parties, other than Excluded Property, to the extent, and within sixty (60) days after the acquisition thereof or such longer period of time as the Administrative Agent may otherwise agree.

(c) Without limiting the foregoing, but subject to applicable Cemetery Laws and subject to the terms and conditions of the Guaranty and Collateral Agreement and the other Collateral Documents, the Loan Parties will, and will cause each Subsidiary to, execute and deliver, or cause to be executed and delivered, to the Administrative Agent such documents, agreements and instruments, and will take or cause to be taken such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents and such other actions or deliveries of the type required by Section 4.01, as applicable), which may be required by law or which the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents and to ensure perfection and priority of the Liens created or intended to be created by the Collateral Documents, all at the expense of the Loan Parties.

(d) Subject to applicable Cemetery Laws and subject to the terms and conditions of the Guaranty and Collateral Agreement and the other Collateral Documents, if any assets (including any real property or improvements thereto or any interest therein, but in each case other than Excluded Property) are acquired by a Loan Party after the Effective Date (other than (i) assets constituting Collateral under the Guaranty and Collateral Agreement that become subject to the Lien under the Guaranty and Collateral Agreement upon acquisition thereof or (ii) Excluded Property), the Administrative Borrower will notify the Administrative Agent thereof, and, if requested by the Administrative Agent, the Loan Parties will cause such assets to be subjected to a Lien securing the Secured Obligations and will take such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in Section 5.11(c), all at the expense of the Loan Parties.

SECTION 5.12. Compliance with Terms of Leaseholds. The Partnership will, and will cause each of its Subsidiaries to, make all payments and otherwise perform all obligations in respect of all leases of real property to which any Loan Party or any of its Subsidiaries is a party, keep such leases in full force and effect and not allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, notify the Administrative Agent of any default by any party with respect to such leases and cooperate with the Administrative Agent in all respects to cure any such default, and cause each of its Subsidiaries to do so, except, in any case under this Section 5.12, where the failure to do so, either individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.13. Amendment to High Yield Document Covenants. If the Loan Parties shall, at any time after the Effective Date, amend or modify any High Yield Document in a manner that requires any Loan Party to comply with a covenant or add an event of default that either is not at such time included in this Agreement or, if such covenant or event of default shall already be included in this Agreement, is more restrictive upon any Loan Party than such existing covenant or event of default, then each such covenant and each event of default, definition and other provision relating to such covenant or event of default in such High Yield Document (as each is amended or modified from time to time thereafter) shall be automatically deemed to be incorporated by reference in this Agreement, mutatis mutandis, as if then set forth herein in full. Promptly after any such amendment or modification, the Administrative Borrower will (a) furnish to the Administrative Agent (for distribution to the Lenders) a copy of each such covenant and each event of default, definition and other provisions related thereto and (b) execute and deliver to the Administrative Agent (for distribution to the Lenders) an instrument, in form and substance reasonably satisfactory to the Administrative Agent and the Required Lenders, modifying this Agreement by adding or modifying, as the case may be, the full text of such covenant and the events of default, definitions and other related provisions.

SECTION 5.14. Employee Benefit Plans. The Partnership will, and will cause each Subsidiary to, maintain each Plan in compliance with all applicable requirements of law and regulations, except to the extent the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

SECTION 5.15. Lender Meetings. To the extent requested by the Administrative Agent or the Required Lenders, the Loan Parties will make available a Responsible Officer (or such other officer as is reasonably acceptable to the Administrative Borrower and the Administrative Agent) to participate in a conference call (including a customary question and answer session) with the Administrative Agent and the Tranche A Revolving Lenders once during each fiscal quarter to be held at such time as may be agreed to by the Administrative Borrower and the Administrative Agent. To the extent requested by the Required Tranche B Lenders, the Loan Parties will make available a Responsible Officer (or such other officer as is reasonably acceptable to the Administrative Borrower and the Administrative Agent) to participate in a conference call (including a customary question and answer session) with the Tranche B Revolving Lenders once during each fiscal quarter to be held at such time as may be agreed to by the Administrative Borrower and the Required Tranche B Lenders.

SECTION 5.16. Maintenance of Trust Funds and Trust Accounts. Each Loan Party shall deposit in the appropriate Trust Account all applicable Trust Funds in compliance in all material respects with applicable law, and such Loan Party shall establish and maintain all of the funding obligations of each of the Trust Accounts in compliance in all material respects with applicable law.

SECTION 5.17. Post-Closing Matters. Each Loan Party shall, within the time periods specified in Schedule 5.17 (as each may be extended by the Administrative Agent in writing (which writing may take the form of electronic mail) in its sole discretion) complete such undertakings as are set forth on Schedule 5.17.

SECTION 5.18. Refinancing. The Administrative Borrower shall (w) engage Houlihan Lokey or any other financial advisor reasonably acceptable to the Administrative Agent and the Required Tranche B Lenders (the “Financial Advisor”) by no later than the second Business Day after the Eighth Amendment Effective Date to advise the Loan Parties in the arrangement of the refinancing in full of the Obligations, provided that such refinancing may or may not apply to the Obligations with respect to the Tranche B Revolving Credit Facility (such refinancing, the “Refinancing”); (x) deliver to the Administrative Agent (for distribution to the Tranche A Revolving Lenders) and the Tranche B Revolving Lenders reports on the second Business Day of each week, commencing the first full calendar week following the Eighth Amendment Effective Date, on the status of the Refinancing, in form and substance reasonably acceptable to the Administrative

Agent, until the occurrence of the Refinancing; (y) at least once during each calendar month commencing with February 2019, the Borrowers will convene a conference call among the Lenders and the Financial Advisor upon reasonable prior notice from the Administrative Agent to discuss the Refinancing and (z) (A) populate a data room accessible to potential Refinancing sources with the documents reasonably necessary or advisable for a potential Refinancing source to evaluate terms and conditions of such Refinancing by no later than February 15, 2019, (B) use reasonable best efforts to receive letters of intent from potential Refinancing sources with respect to the Refinancing by no later than April 1, 2019, and (C) hold management presentations for such potential Refinancing sources by no later than April 30, 2019.

SECTION 5.19. C-Corporation Conversion. The Partnership and the Administrative Borrower shall use their reasonable best efforts to consummate the C-Corporation Conversion by no later than May 15, 2019. Notwithstanding any provision of this Agreement to the contrary (including, for the avoidance of doubt, irrespective of whether a Default or an Event of Default has occurred and is continuing), the Loan Parties shall be permitted to consummate the C-Corporation Conversion.

SECTION 5.20. Consultant. On or prior to the Eighth Amendment Effective Date, the Borrower shall (a) retain Carl Marks & Co. or another consultant of recognized national standing reasonably acceptable to the Administrative Agent (a “Consultant”), and shall not terminate or modify such engagement without the consent of the Administrative Agent, the Required Lenders and the Required Tranche B Lenders (in each case, not to be unreasonably withheld, conditioned or delayed), which Consultant shall (i) assist the Borrower in further developing its financial planning and analysis function, including its disbursements strategy, weekly cash flow forecasting and a bottom-up business plan, and (ii) prepare a detailed analysis of general and administrative expenses and other overhead and develop suggested cost reductions and cost savings initiatives, (b) cause the Consultant to be available, in a commercially reasonable manner, to the Administrative Agent and the Administrative Agent’s advisors, including FTI Consulting, Inc., and the Tranche B Revolving Lenders, and (c) cause the Consultant to present a monthly written update to the Administrative Agent and the Lenders on progress achieved with respect to the Consultant’s responsibilities and answer any related questions of the Administrative Agent or the Lenders, which may be presented in two separate reports, with one to the Administrative Agent and the Tranche A Revolving Lenders and one to the Tranche B Revolving Lenders.

Notwithstanding anything set forth in this Article V, prior to the Tranche A Revolving Credit Facility Termination Date, (i) the Administrative Agent shall have no obligation to distribute to any Tranche B Revolving Lender information received from any Loan Party pursuant to this Article V and the Loan Parties agree to distribute such information to the Tranche B Revolving Lenders, provided that, if such information is delivered to the Administrative Agent and distributed to the Tranche A Revolving Lenders and the Loan Parties do not distribute such information to the Tranche B Revolving Lenders, the Administrative Agent shall distribute such materials to the Tranche B Revolving Lenders no later than five (5) business days’ after written notice by a Tranche B Revolving Lender to the Administrative Agent requesting such materials and stating that the Administrative Borrower has failed to deliver such materials to the Tranche B Revolving Lender within two (2) Business Days of the Tranche B Revolving Lenders’ request for such materials and (ii) the Tranche B Revolving Lenders shall have no right to make requests under this Article V (except to the extent required, and in accordance with clause (i) above); provided that the Administrative Agent shall endeavor to distribute notices delivered by a Loan Party to the Tranche B Revolving Lenders but shall not incur any liability for failing to do so.

ARTICLE VI

Negative Covenants

Until the Commitments have expired or been terminated and the satisfaction of all Secured Obligations (other ~~than~~ Unliquidated Obligations), each Borrower covenants and agrees with the Administrative Agent and the Lenders that:

SECTION 6.01. Indebtedness. The Partnership will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(a) the Secured Obligations;

(b) Indebtedness existing on the Effective Date and set forth in Schedule 6.01 and extensions, renewals and replacements of any such Indebtedness with Indebtedness that does not increase the outstanding principal amount thereof except by an amount equal to the sum of (i) accrued and capitalized interest thereon plus (ii) premiums, penalties, fees and reasonable expenses incurred in connection with such extension, renewal or replacement;

(c) loans and advances from (i) any Loan Party to any other Loan Party, (ii) any Loan Party to the Partnership made for the purpose of making payments permitted by Section 6.07, (iii) any Loan Party to any Subsidiary that is not a Loan Party which Investment is permitted under Section 6.04, and (iv) the General Partner to any Loan Party, provided that any such loan or advance under this clause (iv) shall be unsecured and subordinated to the Secured Obligations on terms reasonably satisfactory to the Administrative Agent;

(d) Guarantees of any Loan Party of Indebtedness of any other Loan Party or of any Subsidiary and by any Subsidiary of Indebtedness of any Loan Party or any other Subsidiary; provided that (i) the Indebtedness so Guaranteed is permitted by this Section 6.01, (ii) Guarantees by any Loan Party of Indebtedness of any Subsidiary that is not a Loan Party shall be subject to Section 6.04(c) and (iii) Guarantees permitted under this Section 6.01(d) shall be subordinated to the Secured Obligations of the applicable Subsidiary on the same terms as the Indebtedness so Guaranteed is subordinated to the Secured Obligations;

(e) Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, except by an amount equal to the sum of (i) accrued and capitalized interest thereon plus (ii) premiums, penalties, fees and reasonable expenses incurred in connection with such extension, renewal or replacement; provided that (x) such Indebtedness (other than extensions, renewals and replacements permitted above) is incurred prior to or within one hundred eighty (180) days after such acquisition or the completion of such construction or improvement and (y) the aggregate principal amount of Indebtedness permitted by this Section 6.01(e) shall not exceed $5,000,000 at any time outstanding;

(f) Seller Subordinated Debt incurred prior to the Sixth Amendment Effective Date; provided, that (i) such Indebtedness is subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent and (ii) the aggregate amount of such Seller Subordinated Debt incurred in connection with any Permitted Acquisition does not exceed 25% of the aggregate consideration for such Permitted Acquisition;

(g) Indebtedness owing to any insurance company in connection with the financing of any insurance premiums permitted by such insurance company in the ordinary course of business;

(h) obligations of the Loan Parties or any Subsidiary in respect of performance, bid, customs, government, appeal and surety bonds, performance and completion guaranties and similar obligations provided by the Loan Parties or any Subsidiary, in each case in the ordinary course of business;

(i) Indebtedness of any Loan Party or any Subsidiary in respect of netting services, overdraft protections and related liabilities in connection with deposit accounts;

(j) Indebtedness of a type described in clause (g) of the definition of “Indebtedness” to the extent payment of such Indebtedness is permitted under Section 6.07;

(k) Indebtedness in respect of any Swap Agreements entered into in the ordinary course of business to mitigate risk and not for speculative purposes;

(l) unsecured Indebtedness (including Indebtedness under or evidenced by High Yield Notes) incurred prior to the Sixth Amendment Effective Date (“Permitted Unsecured Indebtedness”); provided, that with respect to any such Permitted Unsecured Indebtedness incurred after the Effective Date but prior to the Sixth Amendment Effective Date, (i) after giving effect to the incurrence of any such Indebtedness on a Pro Forma Basis, the Loan Parties are in compliance, on a Pro Forma Basis, with the covenants contained in Section 6.12 recomputed as of the last day of the most recently ended fiscal quarter of the Partnership for which Financials are available, as if such Indebtedness had been incurred on the first day of the relevant period for testing compliance and the Administrative Borrower shall have delivered to the Administrative Agent no less than five (5) Business Days prior to the proposed closing thereof (or such shorter period as the Administrative Agent may agree), a certificate of a Financial Officer to such effect, (ii) no Default or Event of Default shall have occurred and be continuing or would result from the incurrence of such Indebtedness, (iii) such Indebtedness does not mature prior to 181 days after the ~~Stated~~latest Maturity Date, (iv) the terms of such Indebtedness do not require payments of principal (other than customary mandatory prepayments or redemptions solely as a result of a change of control, asset sale or similar event) at any time prior to 181 days after the ~~Stated~~latest Maturity Date and (v) such Indebtedness is incurred on market terms and does not contain any financial maintenance covenants or other terms that are more restrictive in any material respect to the obligors thereunder than the terms of this Agreement other than those that are only applicable after the Stated Maturity Date;

(m) unsecured Indebtedness incurred in favor of (i) a Cemetery Non-Profit in the ordinary course of business pursuant to the applicable Cemetery Non-Profit Management Agreement for such Cemetery Non-Profit or (ii) a Person in the ordinary course of business pursuant to the Exclusive Management Agreement for such Person;

(n) Indebtedness in the form of earn-outs, non-compete, consulting or other similar arrangements, and purchase price adjustments, in respect of Permitted Acquisitions;

(o) (i) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Subsidiary or Indebtedness attaching to assets that are acquired as the result of a Permitted Acquisition, in an aggregate amount not to exceed $1,000,000 at any one time outstanding; provided, that (x) such Indebtedness existed at the time such Person became a Subsidiary or at the time such assets were acquired and, in each case, was not created in anticipation thereof and (y) such Indebtedness is not guaranteed by any Loan Party or any Subsidiary (other than by any such Person that so becomes a Subsidiary) and (ii) any refinancing, refunding, renewal or extension of any such Indebtedness, provided that (x) the principal amount of any such Indebtedness is not increased above the principal amount thereof outstanding immediately prior to such refinancing, refunding, renewal or extension, plus accrued interest, fees and premiums (if any) thereon and reasonable fees and expenses associated with the refinancing, (y) the direct and contingent obligors with respect to such Indebtedness are not changed and (z) such Indebtedness shall not be secured by any assets other than the assets securing the Indebtedness being renewed, extended or refinanced;

(p) to the extent constituting Indebtedness, Indebtedness consisting of Sale and Leaseback Transactions permitted by Section 6.10;

(q) additional Indebtedness in an aggregate principal amount not exceeding $7,500,000 at any time outstanding; ~~and~~

(r) Indebtedness in the form of deferred purchase price payable in connection with the Permitted Acquisitions set forth on Schedule 1.01(c) to the extent permitted under clause (g) of the definition of Permitted Acquisitions.; and

(s) Indebtedness in the form of all direct or contingent obligations of a Loan Party arising under letters of credit issued for the benefit of companies providing insurance coverage required under Section 5.05 to any of the Loan Parties (including any property and liability insurance) and bonding companies in an aggregate amount not exceeding $6,000,000.

SECTION 6.02. Liens. The Partnership will not, and will not permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, except:

(a) Liens created pursuant to any Loan Document;

(b) Permitted Encumbrances;

(c) any Lien on any property or asset of any Loan Party or any Subsidiary existing on the Effective Date and set forth in Schedule 6.02; provided that (i) such Lien shall not apply to any other property or asset of any Loan Party or any Subsidiary and (ii) such Lien shall secure only those obligations which it secures on the Effective Date and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except by an amount equal to the sum of (x) accrued and capitalized interest thereon, plus (y) premiums, penalties, fees and reasonable expenses incurred in connection with such extension, renewal or replacement;

(d) Liens securing Indebtedness permitted under Section 6.01(e) and Liens securing accounts payable for the purchase of pre-assembled mausoleums and crypts; provided, (i) such Liens only serve to secure the payment of Indebtedness or accounts payable arising under such related obligation, (ii) such Liens do not encumber any other property or asset of any Loan Party or any Subsidiary and (iii) except as permitted under Section 6.01(e), the Indebtedness secured thereby does not exceed the cost of acquiring, constructing or improving such fixed or capital assets;

(e) Liens solely on any cash earnest money deposits made by the Operating Company or any of its Subsidiaries in connection with any letter of intent or purchase agreement permitted under Section 6.04;

(f) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business;

(g) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(h) bankers’ Liens and customary rights of setoff, revocation and chargeback under deposit or credit card agreements entered into in the ordinary course of business;

(i) Liens on insurance policies and proceeds thereof securing the financing of the premiums with respect thereto permitted under Section 6.01(g);

(j) any Lien or other restriction on the use of property (including cash) deposited in any Trust Fund, to the extent imposed by law or by the terms of the agreement governing such Trust Fund;

(k) Liens in favor of collecting banks arising under Section 4-208 or Section 4-210 of the Uniform Commercial Code;

(l) any Lien existing on any property or asset prior to the acquisition thereof or existing on any property or asset of any Person that becomes a Subsidiary after the Effective Date prior to the time such Person becomes a Subsidiary; provided, that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of any Loan Party or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except by an amount equal to the sum of (x) accrued and capitalized interest thereon, plus (y) premiums, penalties, fees and reasonable expenses incurred in connection with such extension, renewal or replacement;

(m) licenses, leases, subleases or easements granted to third Persons in the ordinary course of business not interfering in any material respect with the business of any Loan Party or Subsidiary or materially impairing the value of the related property;

(n) additional Liens not otherwise permitted above so long as the aggregate principal amount of the Indebtedness and other obligations subject to such Liens does not at any time exceed $2,500,000; ~~and~~

(o) ~~(o)~~ Liens securing Indebtedness consisting of Sale and Leaseback Transactions permitted by Section 6.10~~.~~; and

(p) Liens on cash collateral securing Indebtedness permitted by Section 6.01(s) in an amount not exceeding 105% of such Indebtedness.

SECTION 6.03. Fundamental Changes and Dispositions.

(a) The Partnership will not, and will not permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or make any Disposition of (in one transaction or in a series of transactions) any of its assets, or any of the Equity Interests of any of its Subsidiaries (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that:

(i) if at the time thereof and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing or would result therefrom, (A) any Person may merge into any Borrower in a transaction in which a Borrower is the surviving Person and (B) any Person may merge into any Loan Party (other than the Partnership) in a transaction in which such Loan Party is the surviving Person;

(ii) if at the time thereof and immediately after giving effect thereto no Default or Event of Default shall have occurred and be continuing or would result therefrom, any Subsidiary may merge into a Loan Party in a transaction in which the surviving entity is such Loan Party (provided that any such merger involving (A) the Partnership must result in the Partnership as the surviving Person and (B) a Borrower must result in a Borrower as the surviving Person);

(iii) any Subsidiary that is not a Loan Party may merge with or into any other Subsidiary that is not a Loan Party;

(iv) if at the time thereof and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom, any Subsidiary may liquidate or dissolve if (a) the Partnership determines in good faith that such liquidation or dissolution is in the best interest of the Partnership and its Subsidiaries and is not disadvantageous to the Lenders in any material respect and (b) if such Subsidiary is a Loan Party, any assets or business of such Subsidiary not otherwise disposed of or transferred in accordance with this Section 6.03 or, in the case of any such business, discontinued, shall be transferred to, or otherwise owned or conducted by, a Loan Party immediately after giving effect to such liquidation or dissolution;

(v) to the extent constituting a sale, transfer, lease or other Disposition, the Loan Parties and their Subsidiaries may make Dispositions consisting of (a) Liens permitted by Section 6.02, (b) Restricted Payments permitted by Section 6.07, (c) Investments permitted by Section 6.04 or (d) Sale and Leaseback Transactions permitted by Section 6.10;

(vi) any Loan Party and any Subsidiary may consummate any Permitted Disposition and the C-Corporation Conversion;

(vii) any Loan Party and any Subsidiary may consummate Dispositions of real property which Disposition is not otherwise permitted under Section 6.03(a)(vi), together with the related incidental personal property; provided, that, (A) at the time of such Disposition, no Default or Event of Default shall exist or would result therefrom, (B) the aggregate book value of all such property Disposed of under this Section 6.03(a)(vii) (i) during the period from the Sixth Amendment Effective Date through June 30, 2019 does not exceed $12,000,000; provided that the Borrower will be permitted to consummate Project Garnet without the consent of the Required Lenders, provided that Net Cash Proceeds arising therefrom are applied in compliance with Section 2.10 and (ii) during each Fiscal Year period thereafter does not exceed $3,000,000 (provided that with respect to the Fiscal Year ending December 31, 2019, such period shall commence on and after July 1, 2019), (C) at least 75% of the consideration for such Disposition consists of cash and (D) the purchase price for such property shall be paid to such Loan Party or such Subsidiary in cash and any Investments permitted by Section 6.04(j);

(viii) any Loan Party and any Subsidiary may enter into licenses of intellectual property or other technology in the ordinary course of business;

(ix) the Loan Parties and the Subsidiaries may consummate the Effective Date Contemplated Dispositions;

(x) Dispositions of assets acquired pursuant to a Permitted Acquisition consummated within eighteen (18) months prior to the date of the proposed Disposition to the extent that the assets to be Disposed of were incidental to such Permitted Acquisition and are not necessary in or material to the business of Loan Parties; provided, that the aggregate value of the assets Disposed of from any Permitted Acquisition shall not exceed 10% (or such greater amount as the Administrative Agent may agree, not to exceed 25%) of the aggregate consideration paid in connection with such Permitted Acquisition;

(xi) any Loan Party and any Subsidiary may also Dispose of assets with a book value that, together with the book value of all other property of the Loan Parties and its Subsidiaries previously Disposed of as permitted by this Section 6.03(a)(xi), does not exceed $5,000,000 in the aggregate since the Sixth Amendment Effective Date; and

(xii) any Subsidiary may enter into any merger, amalgamation or consolidation the sole purpose of which is to effect a Disposition permitted by this Section 6.03 or a Permitted Acquisition; provided, that, in the case of a Permitted Acquisition, if such Subsidiary is a Loan Party, then the surviving Person in such transaction (to the extent not such Subsidiary) must be or become a Loan Party which assumes or has assumed or acquired all of the property and assets of such Subsidiary;

provided that (x) any such merger or consolidation involving a Person that is not a wholly-owned Subsidiary immediately prior to such merger or consolidations shall not be permitted unless it is also permitted by Section 6.04 and (y) all Dispositions to Persons other than Loan Parties or Subsidiaries permitted hereby shall be made for fair value.

(b) The Partnership will not, and will not permit any of its Subsidiaries to, engage to any material extent in any business other than businesses of the type conducted by the Partnership and its Subsidiaries on the Effective Date and businesses reasonably related, complementary or ancillary thereto.

SECTION 6.04. Investments, Loans, Advances, Guarantees and Acquisitions. The Partnership will not, and will not permit any Subsidiary to, purchase, hold or acquire (including pursuant to any merger or consolidation with any Person that was not a wholly owned Subsidiary prior to such merger or consolidation) any Equity Interest, evidences of indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any Person or any assets of any other Person constituting a business unit (each of the foregoing, an “Investment”), except:

(a) cash and Cash Equivalents;

(b) (i) Permitted Acquisitions that are not funded with funds or Indebtedness of the Operating Company or any of its Subsidiaries; (ii) Permitted Acquisitions, the consideration for which is solely in the form of Equity Interests of the Partnership or net cash proceeds of Equity Interests of the Partnership and (iii) Permitted Acquisitions to which the requirements of clause (g) of the definition thereof do not apply in accordance with the terms thereof;

(c) (i) Investments by the Partnership and its Subsidiaries existing on the Effective Date in the Equity Interests of its Subsidiaries, (ii) additional Investments by any Loan Party or any Subsidiary in any Loan Party (including Subsidiaries formed in accordance with Section 6.04(m)), (iii) Investments by any Subsidiary that is not a Loan Party in any other Subsidiary that is not a Loan Party, (iv) Investments by Loan Parties in Subsidiaries that are not Loan Parties and (v) Investments in the form of loans and advances permitted under Section 6.01(c); provided, that not more than an aggregate amount of $500,000 in Investments may be made and remain outstanding, at any time, by Loan Parties to Subsidiaries which are not Loan Parties;

(d) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors or from account debtors in settlement of delinquent accounts to the extent reasonably necessary in order to prevent or limit loss;

(e) Guarantees constituting Indebtedness permitted by Section 6.01;

(f) non-economic Equity Interest in the Archdiocese Holdco, on the terms set forth in the Operating Agreement, in the form of Exhibit F to the Archdiocese Lease, between the Archdiocese and one or more of the Loan Parties (as amended, restated, modified or supplemented from time to time, in each case in a manner which could not reasonably be expected to be adverse in any material respect to the interests of the Administrative Agent or the Lenders);

(g) loans and advances to officers and employees of the General Partner, any Loan Party or any Subsidiary, in each case incurred in the ordinary course of business, in an aggregate outstanding principal amount for all such loans and advances not to exceed $250,000 at any time (determined without regard to any write-downs or write-offs of such loans and advances);

(h) Investments existing on the Sixth Amendment Effective Date and set forth on Schedule 6.04, as updated prior to or on the Sixth Amendment Effective Date;

(i) Investments by any Loan Party in Swap Agreements permitted under Section 6.01(k);

(j) Investments arising directly out of the receipt by any Loan Party or any Subsidiary of non-cash consideration for any Disposition permitted under Section 6.03;

(k) Investments of Trust Funds, and interest and other earnings thereon, in accordance with Section 6.13;

(l) Investments of any Person in existence at the time such Person becomes a Subsidiary (other than in Subsidiaries of any such Person); provided that such Investment was not made in connection with or in anticipation of such Person becoming a Subsidiary;

(m) Investments in the form of creation of newly formed wholly-owned Subsidiaries so long as, in each case, (i) prompt written notice of the creation of such Subsidiary is given to the Administrative Agent and (ii) all actions required under the Collateral and Guaranty Agreement and Section 5.11 are taken with respect to such Subsidiary;

(n) advances by the Loan Parties and Subsidiaries to suppliers which advances are made in the ordinary course of business for the purpose of prepaying purchases of inventory;

(o) Investments in (i) a Cemetery Non-Profit in the ordinary course of business pursuant to the Cemetery Non-Profit Management Agreement for such Cemetery Non-Profit and (ii) a Person in the ordinary course of business pursuant to the applicable Exclusive Management Agreement for such Person;

(p) Guarantees (other than Guarantees constituting Indebtedness) and indemnification obligations incurred in the ordinary course of business or pursuant to a transaction that is permitted under this Agreement;

(q) Investments in the form of the Permitted Wisconsin Acquisition on terms substantially similar to those described to the Administrative Agent prior to the Effective Date (with such changes as may be reasonably acceptable to the Administrative Agent) subject to (i) no Default or Event of Default shall have occurred and be continuing or would arise after giving effect thereto, including on a Pro Forma Basis, (ii) delivery to the Administrative Agent of copies of all appraisals completed in connection with such acquisition, if any, (iii) all actions required to be taken with respect to such acquired or newly formed Subsidiary under Section 5.11 shall have been, or will be timely, taken, (iv) compliance, on a Pro Forma Basis, with the covenants contained in Section 6.12 recomputed as of the last day of the most recently ended fiscal quarter of the Partnership for which Financials are available, as if the Permitted Wisconsin Acquisition (and any related incurrence of Indebtedness) had occurred on the first day of the Measurement Period ended on such day, and (v) the Administrative Borrower shall have delivered to the Administrative Agent no less than one (1) Business Day prior to the proposed closing date thereof (or such shorter period as the Administrative Agent may agree to in its sole discretion), a certificate of a Financial Officer certifying that all of the applicable requirements set forth in this Section 6.04(q) have been satisfied or will be satisfied on or prior to the consummation of such acquisition (it being acknowledged that the acquisitions described in clauses (a) and (b) of the definition of “Permitted Wisconsin Acquisition” may be consummated on different dates);

(r) Investments for aggregate consideration not to exceed $10,000,000 in any Fiscal Year consisting of the acquisition of fee or leasehold interests in Undeveloped Real Property (or the acquisition of one hundred percent (100%) of the Equity Interests of a Person that has no material assets other than fee or leasehold interests in Undeveloped Real Property, no business other than the ownership of such interests and no material liabilities other than those related to such interests), in each case, for the purpose of developing and operating a cemetery, crematory or funeral home at such Undeveloped Real Property (including in connection with the expansion of an existing cemetery, crematory or funeral home owned or managed by a Borrower); ~~and~~

(s) any other Investment so long as the aggregate amount of all such Investments does not exceed $2,500,000 at any time~~.~~; and

(t) the C-Corporation Conversion.

SECTION 6.05. Swap Agreements. The Partnership will not, and will not permit any of its Subsidiaries to, enter into any Swap Agreement, except Swap Agreements entered into in the ordinary course of business in order to manage risks associated with liabilities, commitments, Investments, assets or property held or reasonably anticipated and not for speculative purposes or taking a “market view” and that do not contain any provision exonerating a non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party.

SECTION 6.06. Transactions with Affiliates. The Partnership will not, and will not permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the ordinary course of business at prices and on terms and conditions not less favorable to the Partnership or such Subsidiary than could be obtained on an arm’s length basis from unrelated third parties, provided that any transaction approved by the conflicts committee of the Board of Directors of the General Partner as being fair to the Partnership or its respective Subsidiary shall be deemed to be entered at price and on terms and conditions not less favorable to the Partnership or such Subsidiary than could be obtained on an arm’s length basis from unrelated third parties, (b) transactions between or among the Loan Parties and their wholly owned Subsidiaries not involving any other Affiliate, (c) transactions permitted pursuant to this Agreement, including any Investment permitted by Section 6.04 and any Restricted Payment permitted by Section 6.07, (d) the payment of consulting or other fees to any Loan Party in the ordinary course of business, (e) the payment of customary fees to non-officer directors (or equivalents) of the General Partner, (f) customary director, officer and employee compensation (including bonuses) and other customary benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements in each case incurred or entered into in the ordinary course of business, (g) the Loan Parties may enter into transactions with directors, officers and employees of the General Partner and the Loan Parties in the ordinary course of business so long as (i) any such material transaction has been approved by the board of directors or other applicable governing bodies of such Loan Parties and (ii) if such transaction involves $500,000 or more (other than transactions permitted under Section 6.06(f)), then the Administrative Borrower shall provide a certificate of a Responsible Officer certifying to the Administrative Agent that the board of directors or other applicable governing body has approved such transaction, (h) the Loan Parties may perform their respective obligations under (A) the Common Unit Purchase Agreement, dated as of May 19, 2014, between the Partnership and

American Cemeteries Infrastructure Investors, LLC, (B) the Omnibus Agreement, dated as of September 20, 2004, as amended as of January 24, 2011, among certain Loan Parties and certain of their Affiliates, and (C) the Assignment Agreement, dated as of September 20, 2004, between McCown De Leeuw & Co. IV, L.P. and the Partnership, (i) payments to the General Partner for the purpose of paying ordinary course business expenses of the General Partner in an aggregate amount in any Fiscal Year not to exceed $1,000,000, (j) transactions entered into in the ordinary course of business between or among the Loan Parties and their Subsidiaries and (A) a Cemetery Non-Profit pursuant to the Cemetery Non-Profit Management Agreement for such Cemetery Non-Profit or (B) a Person pursuant to the Exclusive Management Agreement for such Person, ~~and~~ (k) the issuance or sale of Equity Interests that are not Disqualified Equity Interests to an Affiliate so long as such issuance or sale does not result in a Change in Control, (l) the Loan Parties may enter into, pay the fees contemplated by, and perform other obligations under, the Loan Documents, the Fee Letters and any transactions contemplated thereby and (m) the C-Corporation Conversion. In no event shall any management, consulting or similar fee be paid or payable by the Partnership or any of its Subsidiaries to any Affiliate, except as specifically provided in this Section 6.06.

SECTION 6.07. Restricted Payments. The Partnership will not, and will not permit any of its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except (a) the Partnership may declare and pay dividends and distributions with respect to its Equity Interests payable solely in the form of additional Equity Interests that are not Disqualified Equity Interests, (b) Subsidiaries may declare and pay dividends and distributions ratably with respect to their Equity Interests, (c) as long as no Event of Default exists or would result therefrom, the Partnership may (i) declare and pay regularly scheduled quarterly distributions to its general and limited partners pursuant to the Partnership Agreement as in effect on the Effective Date; provided that at the time of declaration and of distribution thereof on a pro forma basis after giving effect to the payment of such distribution, (x) the Consolidated Leverage Ratio is no greater than 7.50:1.00 and (y) Tranche A Revolving Credit Availability is equal to or exceeds $25,000,000, in each case, as certified by a Responsible Officer, and (ii) pay amounts related to the distribution equivalent rights granted to directors, officers, employees or independent contractors of the General Partner, any Loan Party or any Subsidiary under the Partnership’s equity incentive plans and (d) as long as no Event of Default exists or would result therefrom, the Partnership may make Restricted Payments the proceeds of which will be used to repurchase, retire, or otherwise acquire the Equity Interests of the Partnership from directors, officers, employees or independent contractors of the General Partner, any Loan Party or any Subsidiary (or their estate, heirs, family member, spouse and/or former spouse), in each case, in connection with the resignation, termination, death or disability of any such directors, officers, employees or independent contractors in an aggregate amount not to exceed $3,000,000 during any Fiscal Year.

SECTION 6.08. Restrictive Agreements. The Partnership will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Partnership or any Subsidiary to create, incur or permit to exist any Lien upon any of its property or assets to secure the Obligations, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to holders of its Equity Interests or to make or repay loans or advances to the Partnership or any other Subsidiary or to Guarantee Indebtedness of the Partnership or any other Subsidiary; provided, that (i) the foregoing shall not apply to restrictions and conditions imposed by law or by any Loan Document or the High Yield Documents or any Permitted Unsecured Indebtedness Document, (ii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of a Loan Party, a Subsidiary or other assets or properties of any Loan Party or any Subsidiary pending such sale, provided such restrictions and conditions apply only to the Loan Party, Subsidiary, asset or property that is to be sold and such sale is permitted hereunder (or, if such sale is not permitted hereunder, such sale shall be subject to the prior repayment in full in cash of the Loans and all other Obligations (other than Unliquidated Obligations) and the termination of the Commitments and the termination of all outstanding Letters of Credit (unless the LC Exposure related thereto has been Cash Collateralized)), (iii) clause (a) of the foregoing shall not apply to restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness and (iv) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

SECTION 6.09. Amendment of Partnership Units and Organizational Documents; Prepayments of Indebtedness; Amendments of Indebtedness. The Partnership will not, and will not permit any Subsidiary to:

(a) amend or modify, or permit the amendment or modification of, any provision of any Partnership Common Unit or Partnership Subordinated Unit (including, without limitation, any certificate of designation relating thereto) in a manner that could reasonably be expected to be adverse in any material respect to the interests of the Administrative Agent or the Lenders;

(b) amend modify or change in any way adverse to the interests of the Administrative Agent or the Lenders in any material respect the Partnership Agreement, the GP Agreement or any other Loan Party’s organizational documents, or enter into any new organizational document, which could reasonably be expected to be adverse in any material respect to the interests of the Administrative Agent or the Lenders; provided, that, the foregoing clause shall not restrict (i) the ability of Partnership or the General Partner to amend the Partnership Agreement or the GP Agreement, respectively, to authorize the issuance of Equity Interests otherwise permitted pursuant to the terms of this Agreement, or (ii) the ability of the Partnership to amend its organizational documents to adopt customary takeover defenses for a public company, such as classification of its board of directors, requirements for notice of acquisition of shares and other similar measures;

(c) make (or give any notice in respect of) any voluntary or optional payment or prepayment on or redemption, repurchase or acquisition for value of (including, without limitation, by way of depositing with the trustee with respect thereto or any other Person, money or securities before due for the purpose of paying when due), or any prepayment or redemption (except as expressly required under the terms of the relevant agreement) as a result of any asset sale, change of control or similar event of any Permitted Unsecured Indebtedness, or, after the incurrence or issuance thereof, any Seller Subordinated Debt; provided, that High Yield Notes and any other Permitted Unsecured Indebtedness may be prepaid with the proceeds of any Permitted Unsecured Indebtedness; or

(d) amend, modify or change in any way adverse to the interests of the Administrative Agent or the Lenders ~~in~~(or amend, modify or change in any way disproportionately adverse to the interests of the Tranche B Revolving Lenders without the consent of the Required Tranche B Lenders) in any material respect any Seller Subordinated Debt, any High Yield Document or any Permitted Unsecured Indebtedness Document, including, without limitation, any such amendment, modification or change that causes or requires in any manner any Loan Party or any Subsidiary to make a mandatory prepayment of any such Indebtedness.

SECTION 6.10. Sale and Leaseback Transactions. The Partnership will not, nor shall it permit any Subsidiary to, create, incur, assume or suffer to exist any obligations as lessee for the rental or hire of real or personal property in connection with any Sale and Leaseback Transaction except (a) the Sale and Leaseback Transactions existing on the Sixth Amendment Effective Date and set forth in Schedule 6.10, (b) so long as no Event of Default exists or would result therefrom, (i) Permitted Sale and Leaseback Transactions and (ii) up to $3,000,000 of other Sale and Leaseback Transactions since the Sixth Amendment Effective Date.

SECTION 6.11. Accounting Changes; Fiscal Year. The Partnership will not, and will not permit any Subsidiary to:

(a) make any material change in any accounting policies or reporting practices, except as required by GAAP or approved by the Administrative Agent in its reasonable discretion; or

(b) change its Fiscal Year from the basis in effect on the Effective Date.

SECTION 6.12. Financial ~~Covenants~~Covenant.

~~(a) Maximum~~Minimum Consolidated ~~Secured Net Leverage Ratio~~EBITDA. Commencing with the fiscal quarter ending on ~~June 30~~March 31, 2018, the Partnership will not permit the Consolidated ~~Secured Net Leverage Ratio as of the~~ EBITDA for the Measurement Period ending on the last day of the ~~period of four (4) consecutive fiscal quarters ending with the fiscal~~fiscal quarter set forth below under the caption “Fiscal Quarter” to be ~~greater~~less than the ~~ratio~~amount set forth below under the caption “~~Maximum~~Minimum Consolidated ~~Secured Net Leverage Ratio~~EBITDA” and corresponding to such fiscal quarter:

~~Fiscal Quarter~~	~~Maximum Consolidated Secured Net Leverage Ratio~~
~~June 30, 2018~~	~~6.25:1.00~~
~~September 30, 2018~~	~~5.75:1.00~~
~~December 31, 2018~~	~~5.50:1.00~~
~~March 31, 2019~~	~~5.00:1.00~~
~~June 30, 2019~~	~~5.00:1.00~~
~~September 30, 2019~~	~~5.00:1.00~~
~~December 31, 2019~~	~~5.00:1.00~~
~~March 31, 2020~~	~~4.50:1.00~~
~~June 30, 2020~~	~~4.50:1.00~~
~~September 30, 2020~~	~~4.50:1.00~~
~~December 31, 2020~~	~~4.50:1.00~~

~~(b) [Reserved].~~

~~Minimum Consolidated Fixed Charge Coverage Ratio~~

~~. The Partnership~~

~~will not permit the Consolidated Fixed Charge Coverage Ratio as~~

~~of the~~

~~last day~~

~~of the~~

~~period of four (4) consecutive fiscal quarters ending with the fiscal quarter set forth below under the caption “Fiscal Quarter”~~

~~to be less than~~

~~the ratio set forth below~~

~~under the~~

~~(c) caption “Minimum Consolidated Fixed Charge Coverage Ratio” and corresponding to such fiscal quarter:~~

Fiscal Quarter	Minimum Consolidated ~~Fixed Charge Coverage Ratio~~EBITDA
March 31, 2018	~~1.00:1.00~~$	18,000,000
June 30, 2018	~~1.00:1.00~~$	13,000,000
September 30, 2018	~~1.00:1.00~~$	2,500,000
December 31, 2018	~~1.00:1.00~~($	3,000,000)
March 31, 2019	~~1.10:1.00~~$	1,000,000
June 30, 2019	~~1.10:1.00~~$	3,500,000
September 30, 2019	~~1.10:1.00~~$	8,000,000
December 31, 2019	~~1.10:1.00~~$	8,250,000
March 31, 2020	~~1.20:1.00~~$	9,250,000
~~June 30, 2020~~		~~1.20:1.00~~
~~September 30, 2020~~		~~1.20:1.00~~
~~December 31, 2020~~		~~1.20:1.00~~

SECTION 6.13. Trust Funds. The Partnership will not, and will not permit any Subsidiary to, except in accordance with reasonable business practices and in accordance in all material respects with applicable law, (a) withdraw or otherwise remove any monies or other assets (whether principal, interest or other earnings) from any Trust Account or (b) make any investments of Trust Funds or interest or earnings thereon.

SECTION 6.14. Holding Company. The Partnership will not (a) engage in any business or activity, other than those of a holding company and activities incidental thereto, (b) own any significant assets (other than (i) the Equity Interests in the Operating Company, (ii) any intercompany loan permitted to be made by it pursuant to Section 6.04, (iii) cash to be loaned, dividended, contributed and/or otherwise promptly applied for purposes not otherwise prohibited by this Agreement, and (iv) other assets used or held in connection with the performance of activities permitted to be conducted by the Partnership), or (c) have any material liabilities (other than (i) those liabilities for which it is responsible under this Agreement, the Partnership Agreement, the other Loan Documents, the High Yield Documents to which it is a party or any Permitted Unsecured Indebtedness Documents to which it is a party, any intercompany loan permitted to be incurred by it pursuant to Section 6.01 and any other Indebtedness permitted to be incurred by the Partnership pursuant to Section 6.01, (ii) liabilities in respect of the Guarantee of leases and contracts of the Loan Parties entered into the ordinary course of business or in connection with any Permitted Acquisition or any Disposition permitted under Section 6.03, and (iv) liabilities in respect of the Guarantee of the Loan Parties’ trusting obligations described in Section 5.16 (including Guarantees in favor of the applicable regulatory authorities to maintain the financial condition of the applicable Loan Parties); provided, however, the restrictions contained above shall not prohibit (or be construed to prohibit) the Partnership from (x) conducting administrative and other ordinary course “holding company” activities necessary or desirable in connection with the operation of the business and activities of the Loan Parties through the Loan Parties or (y) consummating the C-Corporation Conversion.

SECTION 6.15. Anti-Corruption Laws. The Partnership will not, and will not permit any Subsidiary to, use the proceeds of any Loan, directly or indirectly, in violation of any law or regulation referred to in Section 3.20, Section 3.21 or Section 3.22 or to fund any activities in any Sanctioned Country or with any Sanctioned Person.

ARTICLE VII

Events of Default

If any of the following events (“Events of Default”) shall occur:

(a) any Loan Party shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) any Loan Party shall fail to pay any interest on any Loan or any fee or any other amount (other than with respect to the Filing Waiver Fee due under Section 2.11(e) herein or any amount referred to in clause (a) of this Article VII) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party or any Subsidiary in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect or misleading in any material respect when made or deemed made;

(d) any Loan Party or any Subsidiary shall fail to observe or perform any covenant, condition or agreement contained in Section 2.11(e), Section 5.01, Section 5.02, Section 5.03 (with respect to the existence of the Partnership and the other Loan Parties), Section 5.06, Section 5.08, Section 5.11, Section 5.16, Section 5.18, Section 5.19, Section 5.20(a) or in Article VI;

(e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (d) of this Article VII) or any other Loan Document, and such failure shall continue unremedied for a period of thirty (30) days after the earlier of (i) notice thereof from the Administrative Agent to the Administrative Borrower (which notice will be given at the request of any Lender) and (ii) a Responsible Officer has obtained knowledge thereof;

(f) any Loan Party or any Subsidiary shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable;

(g) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or other Disposition of, or casualty loss or damage to, the property or assets securing such Indebtedness;

(h) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Loan Party or any Subsidiary (other than an Immaterial Subsidiary) or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary (other than an Immaterial Subsidiary) or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for sixty (60) days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) any Loan Party or any Subsidiary (other than an Immaterial Subsidiary) shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Article VII, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary (other than an Immaterial Subsidiary) or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(j) any Loan Party or any Subsidiary (other than an Immaterial Subsidiary) shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more judgments for the payment of money in an aggregate amount in excess of the Threshold Amount (to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurer has been notified of the potential claim and does not dispute coverage), shall be rendered against any Loan Party or any Subsidiary or any combination thereof and the same shall remain undischarged for a period of sixty (60) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Loan Party or any Subsidiary to enforce any such judgment or any Loan Party or any Subsidiary shall fail within sixty (60) days to discharge one or more non-monetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgments or orders, in any such case, are not stayed on appeal or otherwise being appropriately contested in good faith by proper proceedings diligently pursued;

(l) (i) an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect or (ii) any Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its Withdrawal Liability under Section 4021 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount;

(m) a Change in Control shall occur;

(n) [Reserved];

(o) any material provision of any Loan Document for any reason ceases to be valid, binding and enforceable in accordance with its terms (or any Loan Party or any Subsidiary shall challenge the enforceability of any Loan Document or shall assert in writing, or engage in any action or inaction based on any such assertion, that any provision of any of the Loan Documents has ceased to be or otherwise is not valid, binding and enforceable in accordance with its terms);

(p) any Collateral Document shall for any reason fail to create a valid and perfected first priority Lien on any material portion of the Collateral purported to be covered thereby, except as permitted by the terms of any Loan Document; or

(q) (i) the subordination provisions of any Subordinated Indebtedness Documents shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of the Subordinated Indebtedness; or (ii) any Loan Party shall, directly or indirectly, disavow or contest in any manner (A) the effectiveness, validity or enforceability of any such subordination provisions, (B) that such subordination provisions exist for the benefit of the Administrative Agent, the Issuing Bank or the Lenders or (C) that all payments of principal of, or interest on, the Subordinated Indebtedness, or realized from the liquidation of any property of any Loan Party, shall be subject to any such subordination provisions;

then, and in every such event (other than an event with respect to any Loan Party described in clause (h) or (i) of this Article VII), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Administrative Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon ~~and~~, all fees, the Additional Amount, and other Secured Obligations of the Loan Parties accrued hereunder and under the other Loan Documents, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties; and in case of any event with respect to the Loan Parties described in clause (h) or (i) of this Article VII, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon ~~and~~, all fees, the Additional Amount, and other Secured Obligations accrued hereunder and under the other Loan Documents, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Loan Parties. Upon the occurrence and during the continuance of an Event of Default, the Administrative Agent may, and at the request of the Required Lenders shall, exercise any rights and remedies provided to the Administrative Agent under the Loan Documents or at law or equity, including all remedies provided under the UCC.

ARTICLE VIII

The Administrative Agent

Each of the Lenders and the Issuing Bank hereby irrevocably appoints the Administrative Agent as its agent and authorizes the Administrative Agent to take such actions on its behalf, including execution of the other Loan Documents, and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article VIII are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Bank, and the Loan Parties shall not have rights as a third party beneficiary of any of such provisions.

The bank serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and such bank and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Loan Parties or any Subsidiary or other Affiliate thereof as if it were not the Administrative Agent hereunder.

The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02 or 9.02A); provided that, the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any applicable law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any applicable law, and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Loan Parties or any Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.02 or 9.02A) or in the absence of its own gross negligence or willful misconduct (as determined by a final non-appealable order of a court of competent jurisdiction). The Administrative Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until written notice thereof is given to the Administrative Agent by the Administrative Borrower or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or in connection with any Loan Document, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral or (vi) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing believed by it to be genuine and to have been signed or sent by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may consult with legal counsel (who may be counsel for any Loan Party), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through their respective Related Parties. The exculpatory provisions of the preceding paragraphs shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders, the Issuing Bank and the Administrative Borrower. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Administrative Borrower, to appoint a successor. If no successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Bank, appoint a successor Administrative Agent which shall be a bank with an office in New York, New York, or an Affiliate of any such bank. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Loan Parties to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Administrative Borrower and such successor. After the Administrative Agent’s resignation hereunder, the provisions of this Article VIII and Section 9.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent. Notwithstanding anything to the contrary in the foregoing provision, on the occurrence of the Tranche A Revolving Credit Facility Termination Date, (i) the Administrative Agent shall have the right, but not the obligation, to immediately resign as Administrative Agent under this Agreement, and (ii) the Required Tranche B Lenders shall have the right, but not the obligation, to (x) require the Administrative Agent to immediately resign under this Agreement and (y) appoint a successor; provided that the Administrative Agent shall continue to have the right to hold any cash collateral for the benefit of the relevant Secured Parties provided in connection with any Obligations (other than the Obligations with respect to the Tranche A Revolving Credit Facility).

Each Lender acknowledges and agrees that the extensions of credit made hereunder are commercial loans and letters of credit and not investments in a business enterprise or securities. Each Lender further represents that it is engaged in making, acquiring or holding commercial loans in the ordinary course of its business and has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Loans hereunder. Each Lender shall, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Loan Parties and their Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any related agreement or any document furnished hereunder or thereunder and in deciding whether or to the extent to which it will continue as a lender or assign or otherwise transfer its rights, interests and obligations hereunder.

None of the Lenders, if any, identified in this Agreement as a Syndication Agent or Co-Documentation Agent shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such. Without limiting the foregoing, none of such Lenders shall have or be deemed to have a fiduciary relationship with any Lender. Each Lender hereby makes the same acknowledgments with respect to the relevant Lenders in their respective capacities as Syndication Agent or Co-Documentation Agent, as applicable, as it makes with respect to the Administrative Agent in the preceding paragraph.

The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in case of the Administrative Agent) authorized to act for, any other Lender. The Administrative Agent shall have the exclusive right on behalf of the Lenders to enforce the payment of the principal of and interest on any Loan after the date such principal or interest has become due and payable pursuant to the terms of this Agreement.

In its capacity, the Administrative Agent is a “representative” of the Secured Parties within the meaning of the term “secured party” as defined in the New York Uniform Commercial Code. Each Lender authorizes the Administrative Agent to enter into each of the Collateral Documents to which it is a party and to take all action contemplated by such documents. Each Lender agrees that no Secured Party (other than the Administrative Agent) shall have the right individually to seek to realize upon the security granted by any Collateral Document, it being understood and agreed that such rights and remedies may be exercised solely by the Administrative Agent for the benefit of the Secured Parties upon the terms of the Collateral Documents. In the event that any Collateral is hereafter pledged by any Person as collateral security for the Secured Obligations, the Administrative Agent is hereby authorized, and hereby granted a power of attorney, to execute and deliver on behalf of the Secured Parties any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Secured Parties. The Lenders hereby authorize the Administrative Agent, at its option and in its discretion, to release any Lien granted to or held by the Administrative Agent upon any Collateral (i) as described in Section 9.02(d); (ii) as permitted by, but only in accordance with, the terms of the applicable Loan Document; or (iii) if approved, authorized or ratified in writing by the Required Lenders, unless such release is required to be approved by ~~all of the~~a different amount of Lenders hereunder. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Administrative Agent’s authority to release particular types or items of Collateral pursuant hereto. Upon any sale or transfer of assets constituting Collateral which is permitted pursuant to the terms of any Loan Document, or consented to in writing by the Required Lenders ~~or all of the~~, unless such release is required to be approved by a different amount of Lenders~~, as applicable~~ hereunder, and upon at least five (5) Business Days’ (or such shorter period of time as the Administrative Agent may otherwise agree) prior written request by the Administrative Borrower to the Administrative Agent, the Administrative Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Administrative Agent for the benefit of the Secured Parties herein or pursuant hereto upon the Collateral that was sold or transferred; provided, however, that (i) the Administrative Agent shall not be required to execute any such document on terms which, in the Administrative Agent’s opinion, would expose the Administrative Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Secured Obligations or any Liens upon (or obligations of any Loan Party or any Subsidiary in respect of) all interests retained by any Loan Party or any Subsidiary, including (without limitation) the proceeds of the sale, all of which shall continue to constitute part of the Collateral.

In case of the pendency of any bankruptcy, insolvency, receivership or other similar proceeding or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or the LC Exposure shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Loan Parties) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise (a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Exposure and all other Secured Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Bank and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Bank and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Bank and the Administrative Agent under Section 2.11 and Section 9.03) allowed in such judicial proceeding; and (b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and, in the case of each of clauses (a) and (b) of this paragraph, any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent, in its sole discretion, to the making of such payments directly to the Lenders and the Issuing Bank, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Section 2.11 and Section 9.03.

The Administrative Agent, on behalf of itself and the Secured Parties (acting in accordance with the terms of this Agreement or otherwise at the direction of the Required Lenders), shall have the right, either directly or through one or more acquisition vehicles, to credit bid all or any portion of the Obligations and purchase (and bid and make settlement or payment of the purchase price for all or any portion of the Collateral sold at any such sale) for the benefit of the Administrative Agent and the other Secured Parties all or any portion of the Collateral at any sale thereof conducted by the Administrative Agent under the provisions of the UCC, including pursuant to Sections 9-610 or 9-620 of the UCC, at any sale thereof conducted under the provisions of the Bankruptcy Code, including Section 363 thereof, or a sale under a plan of reorganization, or at any other sale or foreclosure conducted by the Administrative Agent (whether by judicial action or otherwise) in accordance with applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis with respect to each Facility (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis with respect to each Facility that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the Equity Interests or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid the Administrative Agent shall be authorized to and, in the event that all or a portion of the Obligations with respect to the Tranche B Revolving Credit Facility are bid, shall (i) (a) form one or more acquisition vehicles to make a bid, and (b) adopt documents providing for the governance of the acquisition vehicle or vehicles; provided that (x) such governance documents shall reflect the agreements set forth in Section 2.18(b) and Section 2.18(g), Article X, and any other subordination terms set forth herein and any other provision governing the rights among any and all Secured Parties to the extent applicable, (other than Section 10.02) (y) any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles and Equity Interests thereof shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement, subject to the Tranche B Revolving Lender’s additional consent rights as set forth in Section 9.02A and to the extent applicable, and (z) any debt instruments issued by such an acquisition vehicle on account of the assignment of the Obligations to be credit bid shall reflect the agreements set forth in Section 2.18(b) and Section 2.18(g), Article X, and any other subordination terms set forth herein and any other provision governing the rights among any and all Secured Parties to the extent applicable (provided that no cash payments may be made on account of Equity Interests or debt instruments allocated with respect to the Tranche B Revolving Credit Facility prior to the receipt by the Secured Parties (other than the Tranche B Revolving Lenders) or their respective designees or assignees of cash in immediately available funds equal to their respective Obligations hereunder, calculated as if this

Agreement and the Obligations hereunder have not been terminated, otherwise canceled or deemed satisfied), and (ii) assign the relevant Obligations to any such acquisition vehicle pro rata by the relevant Lenders, as a result of which each of such Lenders shall be deemed to have received a pro rata portion of any Equity Interests and/or debt instruments issued by such an acquisition vehicle on account of the assignment of the Obligations to be credit bid, all without the need for any Secured Party or acquisition vehicle to take any further action, and, to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of debt credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned and returned to the relevant Lenders, and the Equity Interests and/or debt instruments issued by any acquisition vehicle on account of the Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Each Lender hereby agrees that, except as otherwise provided in any Loan Documents or with the written consent of the Administrative Agent and the Required Lenders, it will not take any enforcement action, accelerate obligations under any Loan Documents, or exercise any right that it might otherwise have under applicable law to credit bid at foreclosure sales, UCC sales or other similar dispositions of the Collateral.

No Secured Party that is party to a Treasury Services Agreement or Swap Agreement that obtains the benefits of Section 2.18(b) or any Collateral with respect to the related Treasury Services Obligations or Swap Obligations, as applicable, by virtue of the provisions hereof or of any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article ~~X~~VIII to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Treasury Services Agreements or Swap Agreements unless the Administrative Agent has received written notice of such Treasury Services Agreements or Swap Agreements, as applicable, together with such supporting documentation as the Administrative Agent may request, from the applicable Secured Party.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices; Effectiveness; Electronic Communication.

(a) Notices. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9.01(b)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy or electronic mail, as follows:

(i) if to the Partnership or any other Loan Party, to it at c/o StoneMor Operating LLC, 3600 Horizon Blvd., Suite 100, Trevose, Pennsylvania 19053, Attention of Sean P. McGrath (Telecopy No. (215) 826-2929; Telephone No. (215) 826-2836; email smcgr@stonemor.com)~~, with a copy to Blank Rome LLP, One Logan Square, 130 N. 18th Street, Philadelphia, PA 19103-6998, Attention of Lewis J. Hoch (Telecopy No. (215) 832- 5542; Telephone No. (215) 569-5542; email Hoch@BlankRome.com);~~;

(ii) if to the Administrative Agent, to Capital One, National Association, 299 Park Avenue, New York, New York 10171, Attention of Thomas Kornobis (Telecopy No. (888) 246-3710; Telephone No. (646) 836-5268; email Thomas.Kornobis@capitalone.com), with a copy to Hunton & Williams LLP, Riverfront Plaza – East Tower, 951 East Byrd Street, Richmond, Virginia 23219, Attention of Eric J. Nedell (Telecopy No. (804) 343-4863; Telephone No. (804) 787-8078; email enedell@hunton.com);

(iii) if to the Issuing Bank, to it at Capital One, National Association, Letter of Credit Operations, 301 West 11th Street, 3rd Floor, Wilmington, Delaware 19801, Attention of Glenie Mathues (Telecopy No. (646) 589-9554; Telephone No. (302) 576-0722; email Glenie.Mathues@capitalone.com);

(iv) if to the Swingline Lender, to it at Capital One, National Association, 299 Park Avenue, New York, New York 10171, Attention of Thomas Kornobis (Telecopy No. (888) 246-3710; Telephone No. (646) 836-5268; email Thomas.Kornobis@capitalone.com); and

(v) if to any other Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire~~.~~, and in the case of the Tranche B Revolving Lenders, with a copy to Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, Attention of Stuart D. Freedman and Kirby Chin (Telecopy No. (212)  593-5955; Telephone No. (212) 756-2000; email stuart.freedman@srz.com and kirby.chin@srz.com).

(b) Notices and other communications to the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that, the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Article II if such Lender or the Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Administrative Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that, if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY MATERIALS OR INFORMATION PROVIDED BY OR ON BEHALF OF THE BORROWERS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR

OMISSIONS FROM ANY MATERIALS OR INFORMATION PROVIDED BY OR ON BEHALF OF THE BORROWERS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH ANY MATERIALS OR INFORMATION PROVIDED BY OR ON BEHALF OF THE BORROWER OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to any Loan Party, any Lender, the Issuing Bank or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower’s or the Administrative Agent’s transmission of any materials or information provided by or on behalf of any Borrower through the internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to any Loan Party, any Lender, the Issuing Bank or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

SECTION 9.02. Waivers; Amendments.

(a) No failure or delay by the Administrative Agent, the Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted under Section 9.02(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or the Issuing Bank may have had notice or knowledge of such Default at the time.

(b) Neither this Agreement, any other Loan Document, nor any provision hereof or thereof, may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrowers and the Required Lenders or by the Borrowers and the Administrative Agent with the consent of the Required Lenders; provided that no such agreement shall:

(i) increase the Commitment of any Lender without the written consent of such Lender;

(ii) reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender directly affected thereby;

(iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby~~,~~;

(iv) change Section 2.18(b) or Section 2.18(d) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender;

(v) change any of the provisions of this Section 9.02 or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

(vi) release either (A) the Partnership or (B) all or substantially all of the Subsidiary Guarantors, in each case, from its or their obligations under the Guaranty and Collateral Agreement without the written consent of each Lender;

(vii) except as provided in Section 9.02(d) or in any Collateral Document, release all or substantially all of the Collateral, without the written consent of each Lender;

(viii) contractually subordinate the Lien securing the Secured Obligations to any other obligations or Indebtedness (other than obligations or Indebtedness that are secured by Liens permitted under Section 6.02), without the written consent of each Lender;

(ix) waive any of the conditions set forth in Section 4.01 or Section 4.02 in connection with the funding of the Loans on the Effective Date, without the written consent of each Lender; or

(x) change the definition of “Borrowing Base” or any component definition used in determining the Borrowing Base, without the written consent of each Lender;

provided further that (x) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, the Issuing Bank or the Swingline Lender, as the case may be (it being understood that any change to Section 2.21 shall require the consent of the Administrative Agent, the Issuing Bank and the Swingline Lender) and (y) only the consent of the parties to the Fee Letter shall be required to amend, modify or supplement the terms thereof.

(c) Notwithstanding the foregoing, this Agreement and any other Loan Document may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrowers (x) to add one or more credit facilities to this Agreement and to permit extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Revolving Loans and the accrued interest and fees in respect thereof and (y) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and Lenders.

(d) The Lenders hereby irrevocably authorize the Administrative Agent, at its option and in its sole discretion, to release any Liens granted to the Administrative Agent by the Loan Parties on any Collateral (i) upon the termination of all the Commitments, payment and satisfaction in full in cash of all Secured Obligations (other than Unliquidated Obligations), and the Cash Collateralization of all Unliquidated Obligations in a manner satisfactory to the Administrative Agent, (ii) constituting property being sold or disposed of if the Administrative Borrower certifies to the Administrative Agent that the sale or disposition is made in compliance with the terms of this Agreement (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry), (iii) constituting property leased to the Borrowers or any Subsidiary under a lease which has expired or been terminated in a transaction permitted under this Agreement, or (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.

(e) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender, whose consent is necessary but not obtained (other than a Tranche B Revolving Lender who is deemed to not have consented to any matter as a result of the deemed voting of the Tranche B Revolving Lenders in the same proportion as the allocation of voting with respect to such matter by the Tranche A Revolving Lenders pursuant to Section 9.02A below) being referred to herein as a “Non-Consenting Lender”), then the Administrative Borrower may elect to replace a Non- Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Administrative Borrower and the Administrative Agent shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non-Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non-Consenting Lender to be terminated as of such date and to comply with the requirements of Section 9.04(b) and (ii) the Borrowers shall pay to such Non- Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non-Consenting Lender by the Borrowers hereunder to and including the date of termination, including without limitation payments due to such Non-Consenting Lender under Section 2.15 and Section 2.17, and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.16 had the Loans of such Non-Consenting Lender been prepaid on such date rather than sold to the replacement Lender.

(f) Notwithstanding anything to the contrary herein the Administrative Agent may, with the consent of the Borrowers only, amend, modify or supplement this Agreement or any of the other Loan Documents to cure any ambiguity, omission, mistake, defect or inconsistency.

Section 9.02A. Tranche B Revolving Lenders Voting Rights.

Notwithstanding anything to the contrary in Section 9.02, until the occurrence of the Tranche A Revolving Credit Facility Termination Date, for purposes of determining whether the “Required Lenders” or any other amount of requisite Lenders (including “each Lender” but excluding “Required Tranche B Lenders”) have (x) consented to any amendment, modification, waiver, consent or other action with respect to any terms of the Loan Documents or (y) directed or required the Administrative Agent or any other Secured Party to undertake any action with respect to the Loan Documents, the Tranche B Revolving Lenders shall be deemed to have voted in the same proportion as the allocation of voting with respect to such matter by the Tranche A Revolving Lenders; provided that, notwithstanding the foregoing, the actual (and not deemed) consent of the applicable number or percentage of Tranche B Revolving Lenders as specified below shall be required with respect to the following matters:

(a) to the extent an amendment, modification, waiver, consent or other action requiring consents pursuant to clauses (b) (i), (ii) and (v) of Section 9.02 is applicable to any Tranche B Revolving Lender, such Lender shall have consent rights under such clauses;

(b) to the extent an amendment, modification, waiver, consent or other action requiring consents pursuant to clause (b)(iii) of Section 9.02 is applicable to any Tranche B Revolving Lender, such Lender shall have consent rights under such clause, provided that a postponement of any payment with respect to the Tranche B Revolving Credit Facility that results from a modification of the definition of “Tranche A Revolving Credit Facility Maturity Date” or “Stated Maturity Date” shall not be deemed to be a postponement of any payment unless the effect thereof is to postpone payment with respect to the Tranche B Revolving Credit Facility to a date later than November 2, 2020;

(c) to the extent any change of Section 2.18(b) or Section 2.18(d) under clause (b)(iv) of Section 9.02 is directly and disproportionately adverse to any Tranche B Revolving Lender, such Lender shall have consent rights under clause (b)(iv) of Section 9.02, provided that, for the avoidance of doubt, permitting the incurrence of Specified Debt or a Conforming DIP will not be deemed to be directly and disproportionately adverse to the Tranche B Revolving Lenders so long as after giving effect thereto, the priority of payment of the Obligations in respect of the Tranche B Credit Facility are immediately after the repayment in full of the Obligations in respect of the Tranche A Revolving Credit Facility (as defined in this Agreement as in effect on the Eighth Amendment Effective Date);

(d) each Tranche B Revolving Lender shall have consent rights under clauses (b) (vi) and (vii) of Section 9.02, unless any such release is in connection with a bona fide sale process, the proceeds of which are applied by the Administrative Agent in accordance with Section 2.18(b) and Section 2.18(g), so long as the Lenders retain a Lien on such proceeds prior to the application thereof;

(e) an amendment, modification, waiver, consent or other action with respect to Section 2.10(d) that would alter the pro rata sharing of payments required thereby and that is directly and disproportionately adverse to any Tranche B Revolving Lender, shall require the written consent of such Tranche B Revolving Lender; provided that, for the avoidance of doubt, permitting the incurrence of Specified Debt or a Conforming DIP will not be deemed to be directly and disproportionately adverse to any Tranche B Revolving Lender so long as after giving effect thereto, the priority of payment of the Obligations in respect of the Tranche B Credit Facility are immediately after the repayment in full of the Obligations in respect of the Tranche A Revolving Credit Facility (as defined in this Agreement as in effect on the Eighth Amendment Effective Date);

(f) an amendment, modification, waiver, consent or other action with respect of the conditions set forth in Section 4.02 in connection with the funding of the Tranche B Revolving Loans shall require the written consent of each Tranche B Revolving Lender (provided that the an amendment, modification, waiver, consent or other action with respect of this Agreement, any other Loan Document, or any provision hereof or thereof other than as explicitly set forth in Section 4.02 effectuated in accordance herein shall not be deemed to be a waiver of any condition set forth in Section 4.02);

(g) prior to the commencement of a proceeding under any Debtor Relief Law with respect to any Loan Party, any amendment (including any change to this Agreement contemplated by Section 9.02(c)), an amendment, modification or waiver permitting, or consent to, the incurrence of Indebtedness of any Loan Party secured by Liens with a priority higher than, or pari passu to, the Liens securing the Obligations or on assets not constituting Collateral, in each case, (x) in an aggregate principal amount in excess of $30,000,000 not permitted hereunder on the Eighth Amendment Effective Date (“Specified Debt”) shall require the written consent of the Required Tranche B Lenders; or (y) in an aggregate principal amount of $30,000,000 or less and not otherwise permitted hereunder on the Eighth Amendment Effective Date, shall require the written consent of the Required Tranche B Lenders unless, in respect of this clause (y), the Administrative Borrower shall have delivered to the Administrative Agent and Tranche B Revolving Lenders an officer’s certificate certifying that, immediately after the incurrence of such Indebtedness, the Tranche B Revolving Credit Facility, including all Tranche B Revolving Loans, shall continue to be permitted under the High Yield Note Indenture;

(h) any change of Section 2.01(b), Section 2.02(e), Section 2.03 (solely as it directly relates to a Tranche B Revolving Loan Borrowing), Section 2.06(a) (solely as it directly relates to a Tranche B Revolving Loan Borrowing), Section 2.08(b) other than clause (iii) of the proviso thereof (solely as it directly relates to the Tranche B Revolving Credit Exposures or the Tranche B Revolving Commitments), Section 2.09(a)(ii), Section 2.10(a) (solely as it directly relates to the Tranche B Revolving Loan Borrowings), the last sentence of Section 2.10(b) other than requirement of the occurrence of the Tranche A Revolving Credit Facility Termination Date, Section 2.11(d) (solely as it directly relates to the Tranche B Revolving Credit Facility), Section 2.11(g), Section 2.12(e) (solely as it directly relates to the Tranche B Revolving Loans), Section 2.12(f) (solely as it directly relates to the Tranche B Revolving Loans), Section 2.17 (solely as it directly relates to the Tranche B Revolving Lenders), Section 2.18(g), Section 2.19 (solely as it directly relates to the Tranche B Revolving Loans), Section 2.21 (solely as it directly relates to a Tranche B Revolving Lender), the last paragraph of Article II with respect to amounts permitted to accrue, Section 4.02 (solely as it directly relates to any Borrowing of Tranche B Revolving Loans), Section 5.08 (solely as it directly relates to Tranche B Revolving Loans), the second sentence of Section 5.15, Section 5.18 (solely as it directly relates to the Tranche B Revolving Credit Facility), Section 5.20 (solely as it directly relates to the Tranche B Revolving Credit Facility), Section 6.09(d) (solely as it directly relates to the Tranche B Revolving Credit Facility), the last paragraph of Article V, the last paragraph of Article VII (solely as it directly relates to the Tranche B Credit Facility), Article VIII (solely as it directly relates to the Tranche B Credit Facility), Section 9.03 (solely as it directly relates to the Tranche B Revolving Lenders), Section 9.04 (solely as it directly relates to the Tranche B Revolving Lenders) or Article X shall require the written consent of the Required Tranche B Lenders;

(i) any waiver of an Event of Default under clause (a) or (b) of Article VII, in each case, with respect to Obligations under the Tranche B Credit Facility, shall only require the written consent of the Required Tranche B Lenders (and, for the purposes of the waiver set forth in this clause (i), “Required Lenders” shall be determined as the Required Tranche B Lenders);

(j) any change of the provisions of this Section 9.02A or the definition of “Required Tranche B Lenders” or any other provision hereof specifying the number or percentage of Tranche B Revolving Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder shall require the written consent of each Tranche B Revolving Lender.

SECTION 9.03. Expenses; Indemnity; Damage Waiver.

(a) The Borrowers shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, but limited to no more than one counsel and, if applicable, one local counsel in each applicable jurisdiction) in connection with the syndication and distribution (including, without limitation, via the internet or through a Platform) of the credit facility provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Issuing Bank or any Lender (including the fees, charges and disbursements of any counsel for the Administrative Agent, the Issuing Bank or any Lender) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and any other Loan Document, including its rights under this Section 9.03, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b) The Borrowers shall indemnify the Administrative Agent (or any sub-agent thereof), the Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee), incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any agreement or instrument contemplated thereby, the performance by the parties hereto of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Partnership or any of its Subsidiaries, or any Environmental Liability related in any way to the Partnership or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Loan Party or any of its Subsidiaries, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee or (y) arise out of claims or disputes between two or more Indemnitees (other than with respect to an Indemnitee acting in its capacity as Administrative Agent, Joint Lead Arranger, Syndication Agent, Co-Documentation Agent, Issuing Bank or similar role) and that does not involve an act or omission by any Loan Party or any Subsidiary. This Section 9.03(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. Notwithstanding anything herein to the contrary, to the extent any Lender is an Affiliate of a Loan Party, the indemnity set forth herein shall only apply to such Affiliate of a Loan Party and its Related Parties in its capacity as a Lender hereunder or as a Related Party of the Lender hereunder, as applicable.

(c) To the extent that the Borrowers fail to pay any amount required to be paid by it to the Administrative Agent, the Issuing Bank or the Swingline Lender under Section 9.03(a) or Section 9.03(b), (i) each Tranche A Revolving Lender severally agrees to pay to the Administrative Agent~~, and each Revolving Lender severally agrees to pay to the Issuing Bank or the Swingline Lender, as the case may be,~~ such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s unused Tranche A Revolving Commitments and Tranche A Revolving Credit Exposure at such time) of the share of such unpaid amount equal to a fraction the numerator of which is the sum of unused Tranche A Revolving Commitments and Tranche A Revolving Credit Exposure at such time and the denominator of which is the sum of unused Tranche A Revolving Commitments, unused Tranche B Revolving Commitments and Revolving Credit Exposure at such time; (ii) each Tranche B Revolving Lender severally agrees to pay to the Administrative Agent such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s unused Tranche B Revolving Commitments and Tranche B Revolving Loans at such time) of the share of such unpaid amount equal to a fraction the numerator of which is the sum of unused Tranche B Revolving Commitments and Tranche B Revolving Loans at such time and the denominator of which is the sum of unused Tranche A Revolving Commitments, unused Tranche B Revolving Commitments and Revolving Credit Exposure at such time and (iii) each Tranche A Revolving Lender severally agrees to pay to the Issuing Bank or the Swingline Lender such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s unused Tranche A Revolving Commitments and Tranche A Revolving Credit Exposure at such time) of such unpaid amount (it being understood that the failure of the Borrowers to pay any such amount shall not relieve the Borrowers of any default in the payment thereof); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Issuing Bank or the Swingline Lender in its capacity as such; provided further that, if the Tranche A Revolving Credit Availability Period has terminated, the unused Tranche A Revolving Commitments shall be deemed to be zero for purposes of the calculations above.

(d) To the extent permitted by applicable law, the Loan Parties shall not assert, and hereby waive, any claim against any Indemnitee on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the bad faith, gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e) ~~All~~Except as otherwise agreed by the Borrowers, all amounts due under this Section 9.03 shall be payable not later than fifteen (15) days after written demand therefor. Notwithstanding the foregoing, until the occurrence of the Tranche A Revolving Credit Facility Termination Date, no amounts owing by any Loan Party pursuant to this Section 9.03 may be paid to any Tranche B Revolving Lender or Affiliate thereof (and no Default or Event of Default shall occur as a result of such non-payment), provided that such amounts may accrue for the benefit of the applicable Tranche B Revolving Lender or Affiliate thereof.

SECTION 9.04. Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), except that (i) the Borrowers may not assign or otherwise transfer any of their rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by any Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.04. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in Section 9.04(c)) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Bank and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) 0 Subject to the conditions set forth in Section 9.04(b)(ii) and Section 9.04(b)(iii), any Lender may assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (each such consent not to be unreasonably withheld) of:

(A) the Administrative Borrower (provided that the Administrative Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof); provided, further, that no consent of the Administrative Borrower shall be required for an assignment ~~to a~~(x) with respect to rights and obligations under the Tranche A Revolving Credit Facility, to a Tranche A Revolving Lender, an Affiliate of a Tranche A Revolving Lender, an Approved Fund with respect to a Tranche A Revolving Lender, an assignee pursuant to and in accordance with Section 10.07 or, if an Event of Default has occurred and is continuing, any other assignee; or (y) with respect to rights and obligations under the Tranche B Revolving Credit Facility, to a Tranche B Revolving Lender, to an Affiliate of a Tranche B Revolving Lender, an Approved Fund with respect to a Tranche B Revolving Lender or, if an Event of Default has occurred and is continuing, any other assignee;

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a (x) Tranche A Revolving Loan to a Tranche A Revolving Lender, an Affiliate of a Tranche A Revolving Lender or an Approved Fund with respect to a Tranche A Revolving Lender or (y) Tranche B Revolving Loan to a Tranche B Revolving Lender or an Affiliate of a Tranche B Revolving Lender or an Approved Fund with respect to a Tranche B Revolving Lender;

(C) with respect to rights and obligations under the Tranche A Revolving Credit Facility, the Swingline Lender; provided that no consent of the Swingline Lender shall be required for an assignment of all or any portion of a Loan to a Tranche A Revolving Lender, an Affiliate of a Tranche A Revolving Lender or an Approved Fund; and

(D) with respect to rights and obligations under the Tranche A Revolving Credit Facility, the Issuing Bank; provided that no consent of the Issuing Bank shall be required for an assignment of all or any portion of a Loan to a Tranche A Revolving Lender, an Affiliate of a Tranche A Revolving Lender or an Approved Fund.

(ii) Assignments shall be subject to the following additional conditions:

(A) (I) no assignments shall be made to (x) the Partnership, any Borrower ~~or~~, any Affiliate ~~or~~of the Partnership (other than an Affiliate of a Tranche B Revolving Lender that would remain an Affiliate of a Tranche B Revolving Lender if such Tranche B Revolving Lender were to dispose of its Equity Interests in the Partnership, or after the consummation of the C-Corporation Conversion, the C-Corporation) or any Subsidiary of the Partnership, (y) any holder of Permitted Unsecured Indebtedness or (z) any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (z) and (II) no assignments of Obligations under the Tranche A Revolving Credit Facility shall be made to a Tranche B Revolving Lender or any Affiliate thereof except pursuant to and in accordance with Section 10.07;

(B) no assignments shall be made to a natural person;

(C) except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Administrative Borrower and the Administrative Agent otherwise consent, provided that no such consent of the Administrative Borrower shall be required if an Event of Default has occurred and is continuing;

(D) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(E) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, such fee to be paid by either the assigning Lender or the assignee Lender or shared between such Lenders; and

(F) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrowers and its Affiliates and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

(iii) In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Administrative Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, the Issuing Bank and each Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all ~~Loans and~~Tranche A Revolving Loans, Tranche B Revolving Loans or participations in Letters of Credit and Swingline Loans, as applicable, in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this Section 9.04(b)(iii), then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(iv) Subject to acceptance and recording thereof pursuant to Section 9.04(b)(v), from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 2.15, Section 2.16, Section 2.17 and Section 9.03); provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a

Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.04(c).

(v) The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, the Issuing Bank and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrowers, the Issuing Bank and any Lender (with respect to itself), at any reasonable time and from time to time upon reasonable prior notice.

(vi) Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an Eligible Assignee, the Eligible Assignee’s completed Administrative Questionnaire (unless the Eligible Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9.04(~~d~~b)(ii)(E) and any written consent to such assignment required by Section 9.04(b), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the Eligible Assignee shall have failed to make any payment required to be made by it pursuant to Section 2.04(c), Section 2.05(~~e~~d), Section 2.05(~~f~~e), Section 2.06(b), Section 2.18(e) or Section 9.03(c), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9.04(b)(~~vi~~v).

(c) Any Lender may, without the consent of the Borrowers, the Administrative Agent, the Issuing Bank or the Swingline Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; ~~and~~ (C) the Borrowers, the Administrative Agent, the Issuing Bank and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (D) with respect to any participation sold after the Eighth Amendment Effective Date, such Participant agrees to be subject to the obligations of Article X as though it were a Lender. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided, that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant (to the extent that such Lender has such right to agree hereunder). The Borrower agrees that each Participant shall be entitled to the benefits of Section 2.15, Section 2.16 and Section 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(f) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.04(b); provided, that such Participant (A) agrees to be subject to the provisions of Section 2.18 and Section 2.19 as if it were an assignee under Section 9.04(b); and (B) shall not be entitled to receive any greater payment under Section 2.15 or Section 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.18(d) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including without limitation any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 9.04 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

SECTION 9.05. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Section 2.15, Section 2.16, Section 2.17, Section 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.

SECTION 9.06. Counterparts; Integration; Effectiveness.

(a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(b) Delivery of an executed counterpart of a signature page of this Agreement by telecopy, e-mailed. pdf or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

SECTION 9.07. Severability. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 9.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final and in whatever currency denominated) at any time held and other obligations at any time owing by such Lender or Affiliate to or for the credit or the account of the Borrowers or any other Loan Party against any of and all of the Secured Obligations held by such Lender, irrespective of whether or not such Lender shall have made any demand under the Loan Documents and although such obligations may be unmatured; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (i) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Bank, and the Lenders, and (ii) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the

Secured Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender under this Section 9.08 are in addition to other rights and remedies (including other rights of setoff) which such Lender may have. Each Lender agrees to notify the Administrative Borrower and the Administrative Agent promptly after any such setoff and application by such Lender; provided, that the failure to give such notice shall not affect the validity of such setoff and application~~.~~; provided further, that in the event that any Tranche B Revolving Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent to, as applicable, prepay Tranche A Revolving Loans and, if no Tranche A Revolving Loans are outstanding, Cash Collateralize Letters of Credit or apply in accordance with the provisions of Section 2.18(b) and Section 2.18(g) and, pending such payment, shall be segregated by such Tranche B Revolving Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Bank and the Tranche A Revolving Lenders, and (y) the Tranche B Revolving Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Tranche B Revolving Lender as to which it exercised such right of setoff.

SECTION 9.09. Governing Law; Jurisdiction; Consent to Service of Process.

(a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b) Each Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County, Borough of Manhattan, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, the Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c) Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 9.09(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

SECTION 9.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 9.12. Confidentiality. Each of the Administrative Agent, the Issuing Bank and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 9.12, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrowers and their obligations, this Agreement or payments hereunder, (g) on a confidential basis to (i) any rating agency in connection with rating the Partnership and its Subsidiaries or the credit facility evidenced by this Agreement or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facility evidenced by this Agreement, (h) with the consent of the Administrative Borrower or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 9.12 or (ii) becomes available to the Administrative Agent, the Issuing Bank, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than a Loan Party. For the purposes of this Section 9.12, “Information” means all information received from any Loan Party relating to the Loan Parties or their business, other than any such information that is available to the Administrative Agent, the Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by any Loan Party; provided, that in the case of information received from any Loan Party after the Effective Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 9.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Notwithstanding anything herein, no Tranche B Revolving Lender or its Affiliate (other than a Loan Party) shall have any right to (x) attend any meeting or discussions (whether in person, via telephone or otherwise) among the Administrative Agent, any advisors retained by the Administrative Agent ( including, without limitation, legal counsel and financial advisors) or any Tranche A Revolving Lender to which representatives of the Loan Parties are not invited or (y) receive any information or material prepared by the Administrative Agent, any advisors retained by the Administrative Agent (including, without limitation, legal counsel and financial advisors) or any Tranche A Revolving Lender or any communication by or among the Administrative Agent and/or one or more Tranche A Revolving Lenders, other than information and material prepared for the direct benefit of any Tranche B Revolving Lender.

SECTION 9.13. PATRIOT Act. The Administrative Agent and each Lender that is subject to the requirements of the Patriot Act hereby notifies each Loan Party that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information that will allow the Administrative Agent and such Lender to identify such Loan Party in accordance with the Patriot Act.

SECTION 9.14. Appointment for Perfection. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Secured Parties, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession. Should any Lender (other than the Administrative Agent) obtain possession of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.

SECTION 9.15. Releases of Loan Parties.

(a) Any Loan Party (other than the Partnership and the Administrative Borrower) shall automatically be released from its obligations under the Guaranty and Collateral Agreement and the other Loan Documents upon the consummation of any transaction permitted by this Agreement as a result of which such Loan Party ceases to be a Subsidiary; provided, that if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. In connection with any termination or release pursuant to this Section 9.15, the Administrative Agent shall (and is hereby irrevocably authorized by each Lender to) execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 9.15 shall be without recourse to or warranty by the Administrative Agent.

(b) Further, the Administrative Agent may (and is hereby irrevocably authorized by each Lender to), upon the request of the Administrative Borrower, release any Loan Party from its obligations under the Guaranty and Collateral Agreement and the other Loan Documents if such Loan Party becomes an Excluded Subsidiary.

(c) At such time as the principal and interest on the Loans, all LC Disbursements, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than (i) Unliquidated Obligations and (ii) Specified Treasury Services Obligations, Specified Swap Obligations, and other Obligations expressly stated to survive such payment and termination) shall have been paid in full in cash, the Commitments shall have been terminated and no Letters of Credit shall be outstanding, the Guaranty and Collateral Agreement and the other Loan Documents and all obligations (other than those expressly stated to survive such termination) of each Loan Party thereunder shall automatically terminate, all without delivery of any instrument or performance of any act by any Person.

SECTION 9.16. Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrowers. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Secured Obligations hereunder.

SECTION 9.17. No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), each Borrower acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Lenders are arm’s-length commercial transactions between the Borrowers and its Affiliates, on the one hand, and the Lenders and their Affiliates, on the other hand, (B) such Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) such Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each of the Lenders and their Affiliates is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for any Borrower or any of its Affiliates, or any other Person and (B) no Lender or any of its Affiliates has any obligation to any Borrower or any of its Affiliates with respect to the transactions contemplated hereby except, in the case of a Lender, those obligations expressly set forth herein and in the other Loan Documents; and (iii) each of the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrowers and their Affiliates, and no Lender or any of its Affiliates has any obligation to disclose any of such interests to any Borrower or its Affiliates. To the fullest extent permitted by law, each Borrower hereby waives and releases any claims that it may have against each of the Lenders and their Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 9.18. Independent Effect of Covenants. Each Borrower expressly acknowledges and agrees that each covenant contained in Article V or Article VI shall be given independent effect. Accordingly, the Borrowers shall not engage in any transaction or other act otherwise permitted under any covenant contained in Article V or Article VI, before or after giving effect to such transaction or act, the Borrowers shall or would be in breach of any other covenant contained in Article V or Article VI.

SECTION 9.19. Inconsistencies with Other Documents. In the event there is a conflict or inconsistency between this Agreement and any other Loan Document, the terms of this Agreement shall control; provided, that any provision of the Collateral Documents which imposes additional burdens on the Partnership or any of its Subsidiaries or further restricts the rights of the Partnership or any of its Subsidiaries or gives the Administrative Agent or Lenders additional rights shall not be deemed to be in conflict or inconsistent with this Agreement and shall be given full force and effect.

SECTION 9.20. Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and (b) the effects of any Bail-in Action on any such liability, including, if applicable, (i) a reduction in full or in part or cancellation of any such liability, (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document or (iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

SECTION 9.21. Non-Business Days. Subject to provisions of Section 2.18(a), if any action to be taken by the Partnership or any of its Subsidiaries hereunder or under any Loan Document shall come due on a day other than a Business Day, such action shall be deemed timely taken if taken on the next following Business Day.

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ARTICLE X

Additional Subordination Terms

SECTION 10.01. Payment Subordination. The Tranche B Revolving Lenders agree that the Obligations with respect to the Tranche B Revolving Credit Facility are expressly subordinate and junior in right of payment to all Obligations with respect to the Tranche A Revolving Credit Facility (including any interest or entitlement to fees or expenses or other charges with respect to the Tranche A Revolving Credit Facility accruing after the commencement of any proceeding under any Debtor Relief Law, whether or not such amounts are allowed in any proceeding), except for (x) any payment of, other than upon and during the continuance of an Event of Default, (a) any interest on the Tranche B Revolving Loans due on the applicable Interest Payment Date, (b) the Eighth Amendment Closing OID, and (c) any other fees and expenses payable to the Tranche B Revolving Lenders on the Eighth Amendment Effective Date or thereafter pursuant to the Eighth Amendment, including any fees due pursuant to Section 3 of the Eighth Amendment and (y) (a) any payments-in-kind or other similarly capitalized payments, and (b) non-cash distributions on account of credit bids or adequate protection claims or in any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, in each case, in the manner contemplated herein (the payments under such clauses (x) and (y), “Permitted Tranche B Payments”).

SECTION 10.02. Turnover.

(a) Prior to the Tranche A Revolving Credit Facility Termination Date, any payment or distribution (whether in cash, property or securities) that may be received by or on behalf of any Tranche B Revolving Lender on account of any Obligations with respect to the Tranche B Revolving Credit Facility other than Permitted Tranche B Payments shall be segregated and held in trust and promptly paid over to the Administrate Agent, for the benefit of the Secured Parties, in each case, in the same form as received, with any necessary endorsements, and each of the Tranche B Revolving Lenders hereby authorizes the Administrative Agent to make any such endorsements as agent for such Tranche B Revolving Lender (in each case, which authorization, being coupled with an interest, is irrevocable). All such payments paid over to the Administrative Agent shall be, as applicable, used to prepay Tranche A Revolving Loans and, if the Tranche A Revolving Loans are paid in full, to Cash Collateralize Letters of Credit or applied in accordance with the provisions of Section 2.18(b) and Section 2.18(g). For purposes of this Agreement, each Lender agrees that in any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, any debt instruments or Equity Interests issued or to be issued by the reorganized or liquidating Borrower or any reorganized or liquidating Loan Party that is allocated to any Tranche B Revolving Lender on account of the Tranche B Revolving Credit Facility in a plan of reorganization or liquidation may be retained by the Tranche B Revolving Lenders, provided that the subordination provisions set forth in Section 2.18(b) and Section 2.18(g), Article X, any other subordination terms set forth herein and any other provision governing the rights among any and all Secured Parties to the extent applicable will apply with like effect to any such debt instruments and Equity Interests issued (provided that no cash payments may be made on account of such allocations with respect to the Tranche B Revolving Credit Facility prior to the receipt by the Secured Parties (other than the Tranche B Revolving Lenders) or their respective designees or assignees of cash in immediately available funds equal to their respective Obligations hereunder, calculated as if this Agreement and the Obligations hereunder have not been terminated, otherwise canceled or deemed satisfied), and further such Equity Interests shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement, subject to the Tranche B Revolving Lender’s additional consent rights as set forth in Section 9.02A and to the extent applicable (except Equity Interests and debt instruments received in connection with a credit bid shall be governed by the provisions set forth in Article VIII).

(b) If the Administrative Agent or any Tranche A Revolving Lender is required in any proceeding under any Debtor Relief Law or otherwise to disgorge, turn over or otherwise pay to the estate of any Loan Party any amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of set-off or otherwise, because such amount was avoided or ordered to be paid or disgorged for any reason, including because it was found to be a fraudulent or preferential transfer, then the Obligations with respect to the Tranche A Revolving Credit Facility shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and the Tranche A Revolving Credit Facility Termination Date, as applicable, shall be deemed not to have occurred. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto. Each of the Tranche B Revolving Lenders agrees that none of them shall be entitled to benefit from any avoidance action affecting or otherwise relating to any distribution or allocation made in accordance with this Agreement, whether by preference or otherwise, it being understood and agreed that any benefit of such avoidance action otherwise allocable to them shall instead be allocated and turned over for application in accordance with the priorities set forth in this Agreement.

SECTION 10.03. Financing Matters. Prior to the Tranche A Revolving Credit Facility Termination Date, if any Loan Party becomes subject to any proceeding under any Debtor Relief Law, and the Administrative Agent or the Tranche A Revolving Lenders consent (or do not object) to the use of cash collateral or any Conforming DIP, then each Tranche B Revolving Lender agrees that it (i) will be deemed to have consented to, will raise no objection to, nor support any other Person objecting to, the use of such cash collateral or to such Conforming DIP, (ii) will not request or accept adequate protection or any other relief in connection with the use of such cash collateral or such Conforming DIP except as set forth in Section 10.04 below, and (iii) will not propose to provide any debtor-in-possession financing that competes with any Conforming DIP.

SECTION 10.04. Adequate Protection.

(a) Prior to the occurrence of the Tranche A Revolving Credit Facility Termination Date, no Tranche B Revolving Lender shall be granted any adequate protection in any proceeding under any Debtor Relief Law, provided that, if the Administrative Agent, for the benefit of only itself and the Tranche A Revolving Lenders, or the Tranche A Revolving Lenders are granted adequate protection consisting of replacement Liens on existing Collateral or new Liens on property that is unencumbered or does not constitute Collateral and/or superpriority claims in connection with any debtor-in-possession financing or use of cash collateral, then in connection with any such debtor-in-possession financing or use of cash collateral each of the Tranche B Revolving Lenders may, as adequate protection, seek or accept (and the Administrative Agent and the Tranche A Revolving Lenders shall not object to) adequate protection consisting solely of (x) replacement Liens on existing Collateral or new Liens on such property that is unencumbered or does not constitute Collateral, which replacement Liens shall be subordinated in all respects to the Liens granted to the Administrative Agent, for the benefit of itself and the Tranche A Revolving Lenders, or the Tranche A Revolving Lenders and the Liens granted with respect to such debtor-in-

possession financing and/or (y) superpriority claims junior in all respects to the superpriority claims granted the Administrative Agent, for the benefit of itself and the Tranche A Revolving Lenders, or the Tranche A Revolving Lenders; provided, however, that each Tranche B Revolving Lender shall have irrevocably agreed, pursuant to Section 1129(a)(9) of the Bankruptcy Code, that prior to the occurrence of the Tranche A Revolving Credit Facility Termination Date any plan of reorganization under the Bankruptcy Code may provide, and any stipulation and/or order granting such adequate protection may similarly provide, that the Tranche B Revolving Lenders may receive on account of such junior superpriority claims any combination of cash, debt, equity or other property having a value on the effective date of such plan deemed by a court of competent jurisdiction to be the indubitable equivalent of the allowed amount of such superpriority claims.

SECTION 10.05. Voting Matters. Prior to the occurrence of the Tranche A Revolving Credit Facility Termination Date, in no event shall any Tranche B Revolving Lender or any Affiliate thereof (except in such Affiliate’s capacity as a holder of Equity Interests in the Partnership) vote to accept or take any other action to support the confirmation or approval of any plan of reorganization or liquidation in any proceeding under any Debtor Relief Law if the Administrative Agent has provided notice to the Tranche B Revolving Lenders at least three (3) Business Day prior to the applicable voting deadline that the Required Lenders do not approve of such plan of reorganization.

SECTION 10.06. Right to Appear. Prior to the occurrence of the Tranche A Revolving Credit Facility Termination Date, each of the Tranche B Revolving Lenders may appear in any proceeding under any Debtor Relief Law; provided, however, that no Tranche B Revolving Lender may oppose any action or position taken or relief sought by the Administrative Agent or the Required Lenders to the extent such action or position is not inconsistent with the Administrative Agent’s or Tranche A Revolving Lenders’ obligations herein

SECTION 10.07. Purchase Option.

(a) Notice of Exercise. All or a portion of the Tranche B Revolving Lenders (such group, as determined by and among the Tranche B Revolving Lenders or their designees, the “Purchasing B Lenders”), acting as a single group, shall have the option at any time upon five Business Days’ prior written notice to the Administrative Agent to purchase all of the Obligations (other than the Obligations with respect to the Tranche B Revolving Credit Facility) (including unfunded commitments, if any, under the Loan Documents) from the Tranche A Revolving Lenders. Such notice from such Purchasing B Lenders to the Administrative Agent shall be irrevocable.

(b) Purchase and Sale. On the date specified by the Purchasing B Lenders in the notice contemplated by Section clause (a) above (which shall not be less than five (5) Business Days, nor more than fifteen (15) Business Days, after the receipt by the Administrative Agent of the notice of the Purchasing B Lender’s election to exercise such option), the Tranche A Revolving Lenders shall sell to the Purchasing B Lenders, and the Purchasing B Lenders shall purchase from the Tranche A Revolving Lenders, the Obligations (other than the Obligations with respect to the Tranche B Revolving Credit Facility)(including unfunded Commitments, if any, under the Loan Documents), provided that, the Administrative Agent and the Tranche A Revolving Lenders shall retain all rights to be indemnified or held harmless by the Loan Parties in accordance with the terms of the Loan Documents.

(c) Payment of Purchase Price. Upon the date of such purchase and sale contemplated by clause (a) above, the Purchasing B Lenders shall (a) pay to the Administrative Agent for the benefit of the Tranche A Revolving Lenders (with respect to a purchase of the Obligations (other than the Obligations with respect to the Tranche B Revolving Credit Facility) as the purchase price therefor the full amount of all the Obligations (other than the Obligations with respect to the Tranche B Revolving Credit Facility) then outstanding and unpaid (including principal, interest, fees and expenses, including reasonable attorneys’ fees and legal expenses), (b) furnish cash collateral to the Administrative Agent in a manner and in such amounts as is reasonably necessary to secure the Administrative Agent and the Tranche A Revolving Lenders, along with the Issuing Bank and applicable Affiliates (x) in connection with any issued and outstanding Letters of Credit (in an amount equal to 105% of the aggregate undrawn face amount of such Letters of Credit) and (y) in connection with indemnification obligations of the Tranche B Revolving Lenders as to matters or circumstances known to the Administrative Agent or any Tranche A Revolving Lenders, including the Issuing Bank and applicable Affiliates, at the time of the purchase and sale which would reasonably be expected to result in any loss, cost, damage or expense (including reasonable attorneys’ fees and legal expenses) to the Administrative Agent or any Tranche A Revolving Lenders, including the Issuing Bank and applicable Affiliates, (c) with respect to Specified Treasury Services Obligations and Specified Swap Obligations, furnish cash collateral to the Administrative Agent in the amount that would be payable by the relevant grantor thereunder if it were to terminate such Swap Agreements or agreements governing such Treasury Services on the date of such purchase, (d) agree to reimburse the Administrative Agent and the Tranche A Revolving Lenders, along with any Issuing Bank for any loss, cost, damage or expense (including reasonable attorneys’ fees and legal expenses) in connection with any unpaid commissions, fees, costs or expenses related to any issued and outstanding Letters of Credit as described above and any checks or other payments provisionally credited to the Obligations, and/or as to which the Administrative Agent has not yet received final payment and (e) agree to indemnify, defend and hold harmless the Tranche A Revolving Lenders, the Issuing Bank, and their respective officers, directors, employees, representatives and agents from and against any loss, liability, claim, damage or expense (including reasonable fees and expenses of legal counsel) of whatever kind or nature (regardless of their merit) demanded, asserted or claimed, arising out of or related to any claim asserted by a third party in respect of the Obligations (other than the Obligations with respect to the Tranche B Revolving Credit Facility) as a direct or indirect result of any acts by any Tranche B Revolving Lenders occurring after the date of such purchase, except as a result of the gross negligence or willful misconduct of any Tranche A Revolving Lender, the Issuing Bank, or any of their respective officers, directors, employees, representatives or agents (as determined by a final non-appealable order of a court of competent jurisdiction). Such purchase price and cash collateral shall be remitted by wire transfer in federal funds to such bank account in New York, New York as the Administrative Agent may designate in writing for such purpose. Notwithstanding the foregoing, after the date of such purchase and sale (x) without the prior written consent of the Required Tranche B Lenders, no selling Secured Party nor any Affiliate will amend, modify, renew or extend any Letter of Credit or any agreement governing the Specified Treasury Services Obligations or Specified Swap Obligations (or related obligation) which the Purchasing B Lenders have provided cash collateral to the Administrative Agent pursuant to this Section 10.07(c) at the time of such purchase and sale, (y) the selling relevant Secured Party will promptly provide the Purchasing B Lenders with written notification of the cancellation or termination of any such Letter of Credit or agreement governing the Specified Treasury Specified Treasury Services Obligations or Specified Swap Obligations (or related obligation) for which the Purchasing B Lenders have provided cash collateral pursuant to this Section 10.07(c) at the time of such purchase and sale, and (z) to the extent any Letter of Credit is cancelled or terminated without being drawn or any agreement governing the Specified Treasury Services Obligations or Specified Swap Obligations (or related obligation) is cancelled or terminated, the relevant Secured Party shall return to the Purchasing B Lenders all cash collateral (net of any reasonable fees and expenses incurred by the Secured Parties in connection with such cancellation or termination) furnished to the Secured Parties as collateral therefor and not applied to the satisfaction of such Obligations consisting of reimbursement obligations thereunder.

(d) Limitation on Representations and Warranties. Such purchase shall be expressly made without representation or warranty of any kind by any selling party (or the Administrative Agent) and without recourse of any kind, except that the selling party shall represent and warrant (it being expressly agreed and acknowledged that in no event shall the Administrative Agent solely in its capacity as Administrative Agent, be required to make any such representations and warranties): (a) the amount of the Tranche A Revolving Loans and Tranche A Revolving Commitments being purchased from it, (b) that such selling party owns the Tranche A Revolving Loans and Tranche A Revolving Commitments free and clear of any Liens or encumbrances and (c) that such selling has the right to assign such Tranche A Revolving Loans and Tranche A Revolving Commitments and the assignment is duly authorized.

(e) DIP Obligations. To the extent that (i) any debtor-in-possession financing has been provided in its entirety by Tranche A Revolving Lenders or a subset thereof and (ii) the purchase and sale of Obligations in accordance with this Section 10.07 has been (or will be substantially contemporaneously) completed, the Tranche B Revolving Lenders shall have the option pursuant to the terms of this Section 10.07, as applicable, to purchase at par the obligations with respect to such debtor-in-possession financing.

(f) Agent Resignation. In the event that the purchase and sale option set forth in this Section 10.07 is consummated, (i) the Administrative Agent shall have the right, but not the obligation, to immediately resign as Administrative Agent under this Agreement, and (ii) the Required Tranche B Lenders shall have the right, but not the obligation, to (x) require the Administrative Agent to immediately resign under this Agreement and (y) appoint a successor; provided that the Administrative Agent shall continue to have the right to hold cash collateral provided pursuant to this Section 10.07 for the benefit of the selling Secured Parties.

SECTION 10.08. Enforceability.

(a) The parties hereto expressly acknowledge that the provisions of this Article X, any other subordination terms set forth herein and any other provision governing the rights among any and all Secured Parties are a “subordination agreement” under Section 510(a) of the Bankruptcy Code and that such provisions shall be effective before, during and after the commencement of any proceeding under any Debtor Relief Law and shall survive the termination of this Agreement.

(b) Until the Tranche A Revolving Credit Facility Termination Date, the Tranche B Revolving Lenders shall not have any enforcement rights hereunder in any respect either as a secured or unsecured creditor. Notwithstanding the foregoing, the Tranche B Revolving Lenders shall be permitted to file a proof of claim or statement of interest, vote on a plan of reorganization to the extent permitted under Section 10.05, and defend against any adversary proceedings that seek to disallow all or any portion of the Obligations with respect to the Tranche B Revolving Credit Facility.

(c) If any representation or warranty made or deemed made by or on behalf of any Lender in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or any Lender shall fail to observe or perform any covenant, condition or agreement contained hereunder or thereunder, the Administrative Agent and the other Lenders may obtain relief against any such Lender by injunction, specific performance and/or other appropriate equitable relief, it being understood and agreed that the Administrative Agent and the other Lenders’ damages from its actions may at that time be difficult to ascertain and may be irreparable.

SECTION 10.09. Submission to Bankruptcy Court Jurisdiction. Notwithstanding anything in Section 9.09 above to the contrary:

(a) the Administrative Agent, the Tranche A Revolving Lenders, the Issuing Bank and the Tranche B Revolving Lenders agree that, in the case of any proceeding under any Debtor Relief Law with respect to any Loan Party, (i) actions or proceedings related to this Article X may be brought in such court holding such proceedings and (ii) that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law;

(b) each of the Administrative Agent, the Tranche A Revolving Lenders, the Issuing Bank and the Tranche B Revolving Lenders hereby irrevocably and unconditionally waive, to the fullest extent it may legally and effectively do so (i) any objection it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Article X in any court referred to in the first sentence of paragraph (a) of this Section and (ii) the defense of an inconvenient forum to the maintenance of such action or proceeding; and

(c) nothing in this Article X shall affect any right that any of the Administrative Agent, the Tranche A Revolving Lenders, the Issuing Bank or the Tranche B Revolving Lenders may otherwise have to bring any action or proceeding against any Loan Party or its properties in the courts of any jurisdiction.

SECTION 10.10. Article X; Generally. The provisions of this Article X are solely for the benefit of the Administrative Agent, the Tranche A Revolving Lenders, the Issuing Bank and the Tranche B Revolving Lenders, and neither the Borrower nor any other Loan Party shall have any rights as a third party beneficiary of any of such provisions.

ANNEX B

Tranche A Revolving Commitments

[Please see attached]

Schedule 2.01(a)

TRANCHE A REVOLVING COMMITMENTS

Lender	Tranche A Revolving Commitment
Capital One, National Association	$35,416,666.67
Citizens Bank N.A.	$35,416,666.67
TD Bank, N.A.	$29,166,666.66
Raymond James Bank, N.A.	$29,166,666.66
JPMorgan Chase Bank, N.A.	$12,500,000.00
Univest Bank and Trust Co.	$12,500,000.00
Customers Bank	$7,500,000.00
Webster Bank, N.A.	$7,500,000.00
TriState Capital Bank	$5,833,333.34

AGGREGATE TRANCHE A REVOLVING COMMITMENTS	$175,000,000

ANNEX C

Tranche B Revolving Commitments

[Please see attached]

Schedule 2.01(b)

TRANCHE B REVOLVING COMMITMENTS

Lender	Tranche B Revolving Commitment
Star V Partners LLC	$5,000,000
Blackwell Partners LLC- Series E	$7,000,000
Axar Master Fund, Ltd.	$23,000,000

AGGREGATE TRANCHE B REVOLVING COMMITMENTS	$35,000,000

ANNEX D

Form of Assignment and Assumption

[Please see attached]

EXHIBIT A

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including, if applicable, any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1. Assignor:
[and [is] [is not] a Defaulting Lender]

2. Assignee:
[and is an Affiliate/Approved Fund of [identify Lender]1]

3. Borrowers:	StoneMor Operating LLC, as Administrative Borrower, and the other Borrowers party to the Credit Agreement described below

4. Administrative Agent:	Capital One, National Association, as the administrative agent under the Credit Agreement

[1]	Select as applicable.

Exh A-1

5. Credit Agreement:	The Credit Agreement dated as of August 4, 2016 among StoneMor Operating LLC, as Administrative Borrower, the other Borrowers party thereto, the Lenders party thereto, Capital One, National Association, as Administrative Agent, and the other agents party thereto

6. Assigned Interest:

Facility Assigned[2]	Aggregate Amount of Commitment/Loans for all [Tranche A Revolving Lenders] [Tranche B Revolving Lenders]	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[3]
	$	$	%
	$	$	%
	$	$	%

Effective Date:     , 20     [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Title:

[2]

Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Agreement (e.g., “Tranche A Revolving Credit Facility”, “Tranche B Revolving Credit Facility,” etc.).

[3]	Set forth, so at least 9 decimals, as a percentage of the Commitment/Loans of all Tranche A Revolving Lenders or Tranche B Revolving Lenders thereunder, as applicable.

Exh A-2

Consented to and Accepted:

CAPITAL ONE, NATIONAL ASSOCIATION, as
Administrative Agent, Swingline Lender and Issuing Bank

By:
Title:

[Consented to:][4]

STONEMOR OPERATING LLC, as Administrative Borrower

By:
Title:

[4]	To be added only if the consent of the Administrative Borrower is required by the terms of Section 9.04(b) of the Credit Agreement.

Exh A-3

ANNEX I

STANDARD TERMS AND CONDITIONS

FOR ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent Financials delivered pursuant to Section 5.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

Annex-1

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Annex-2

ANNEX E

Form of Borrowing Request

[Please see attached]

EXHIBIT D-1

FORM OF BORROWING REQUEST

Capital One, National Association,

as Administrative Agent

for the Lenders referred to below

299 Park Avenue

New York, New York 10171

Attention: Thomas Kornobis

Facsimile: 888-246-3710

Re: StoneMor Operating LLC

[Date]

Ladies and Gentlemen:

Reference is hereby made to the Credit Agreement dated as of August 4, 2016 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among StoneMor Operating LLC (the “Administrative Borrower”), the other Borrowers party thereto, the Lenders from time to time party thereto and Capital One, National Association, as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement. The Administrative Borrower hereby gives you notice pursuant to Section 2.03 of the Credit Agreement that it requests a Borrowing under the Credit Agreement, and in that connection the Administrative Borrower specifies the following information with respect to such Borrowing requested hereby:

1.	The requested Borrowing is a Tranche B Revolving Loan Borrowing.

2.	Aggregate principal amount of Borrowing:[5]

3.	Date of Borrowing (which shall be a Business Day):

4.	Type of Borrowing (Base Rate or Eurodollar): N/A

[5]	Not less than applicable amounts specified in Section 2.02(c) of the Credit Agreement.

Exh D-1-1

5.	Interest Period and the last day thereof (if a Eurodollar Borrowing):[6] N/A

6.	Location and number of the account of the Administrative Borrower or such other Borrower designated by the Administrative Borrower to which proceeds of the Borrowing are to be disbursed:

[Signature Page Follows]

[6]	Which must comply with the definition of “Interest Period” and end not later than the Maturity Date.

Exh D-1-2

The undersigned hereby represents and warrants that the conditions to lending specified in Section 4.02 of the Credit Agreement are satisfied as of the date hereof.

Very truly yours,

STONEMOR OPERATING LLC
as the Administrative Borrower

By:
Name:
Title:

Exh D-1-3

ANNEX F

Form of Interest Election Request

[Please see attached]

EXHIBIT D-2

FORM OF INTEREST ELECTION REQUEST

Capital One, National Association,

as Administrative Agent

for the Lenders referred to below

299 Park Avenue

New York, New York 10171

Attention: Thomas Kornobis

Facsimile: 888-246-3710

Re: StoneMor Operating LLC

[Date]

Ladies and Gentlemen:

Reference is hereby made to the Credit Agreement dated as of August 4, 2016 as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among StoneMor Operating LLC (the “Administrative Borrower”), the other Borrowers party thereto, the Lenders from time to time party thereto and Capital One, National Association, as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement. The Administrative Borrower hereby gives you notice pursuant to Section 2.07 of the Credit Agreement that it requests to [convert] [continue] an existing Tranche A Revolving Credit Borrowing under the Credit Agreement, and in that connection the Administrative Borrower specifies the following information with respect to such conversion requested hereby:

1.	List date, Type, principal amount and Interest Period (if applicable) of existing Tranche A Revolving Credit Borrowing:

2.	Aggregate principal amount of resulting Tranche A Revolving Credit Borrowing:

3.	Effective date of interest election (which shall be a Business Day):

4.	Type of Tranche A Revolving Credit Borrowing (Base Rate or Eurodollar):

5.	Interest Period and the last day thereof (if a Eurodollar Borrowing):[7]

[Signature Page Follows]

[7]	Which must comply with the definition of “Interest Period” and end not later than the Maturity Date.

D-2-1

Very truly yours,

STONEMOR OPERATING LLC,
as Administrative Borrower

By:
Name:
Title:

D-2-2

ANNEX G

Form of Promissory Note

[Please see attached]

EXHIBIT E

FORM OF PROMISSORY NOTE

REVOLVING LOAN NOTE

[        ], 20[        ]

[WITH RESPECT TO THE TRANCHE B REVOLVING LOANS ISSUED ON THE EIGHTH AMENDMENT EFFECTIVE DATE, THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT FOR U.S. FEDERAL INCOME TAX PURPOSES. FOR INFORMATION REGARDING THE ISSUE PRICE, THE TOTAL AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE, AND THE YIELD TO MATURITY OF THE NOTE, PLEASE CONTACT [Name of person at company or title e.g., Chief Financial Officer], [address or telephone number].]8

FOR VALUE RECEIVED, each of the undersigned, STONEMOR OPERATING LLC, a Delaware limited liability company, and the other Borrowers party to the “Credit Agreement” (as defined below) (collectively, the “Borrowers”), HEREBY UNCONDITIONALLY AND JOINTLY AND SEVERALLY PROMISE TO PAY to [LENDER] (the “Lender”) the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrowers pursuant to the Credit Agreement on the Maturity Date or on such earlier date as may be required by the terms of the Credit Agreement. Capitalized terms used herein and not otherwise defined herein are as defined in the Credit Agreement.

The undersigned Borrowers promise to pay interest on the unpaid principal amount of each Revolving Loan made to it from the date of such Revolving Loan until such principal amount is paid in full at a rate or rates per annum determined in accordance with the terms of the Credit Agreement. Such interest is due and payable at such times and on such dates as set forth in the Credit Agreement.

At the time of each Revolving Loan, and upon each payment or prepayment of principal of each Revolving Loan, the Lender shall make a notation either on the schedule attached hereto and made a part hereof, or in such Lender’s own books and records, in each case specifying the amount of such Revolving Loan, the respective Interest Period thereof (in the case of Eurodollar Revolving Loans) or the amount of principal paid or prepaid with respect to such Revolving Loan, as applicable; provided that, the failure of the Lender to make any such recordation or notation shall not affect the Obligations of the undersigned Borrowers hereunder or under the Credit Agreement.

This Note is one of the notes referred to in, and is entitled to the benefits of, that certain Credit Agreement, dated as of August 4, 2016, by and among the Borrowers, the financial institutions from time to time party thereto as Lenders and Capital One, National Association, as Administrative Agent (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). The Credit Agreement, among other things, (i) provides for the making of Revolving Loans by the Lender to the undersigned Borrowers from time to time in an aggregate principal amount not to exceed such Lender’s [Tranche A]/[Tranche B]9 Revolving Commitment, the indebtedness of the undersigned Borrowers resulting from each such Revolving Loan to it being evidenced by this Revolving Loan Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments of the principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

[8]	Add the legend for Revolving Loan Notes evidencing Tranche B Revolving Loans.
[9]	Select as applicable.

Exh E-1

Demand, presentment, protest and notice of nonpayment and protest with respect to this Revolving Loan Note are hereby waived by the Borrowers. Whenever in this Revolving Loan Note reference is made to the Administrative Agent, the Lender or the Borrowers, such reference shall be deemed to include, as applicable, a reference to their respective successors and permitted assigns. The provisions of this Revolving Loan Note shall be binding upon and shall inure to the benefit of said successors and assigns. Each Borrower’s successors and assigns shall include, without limitation, a receiver, trustee or debtor in possession of or for such Borrower and an assignee of such Borrower’s obligations under the Credit Agreement as permitted by Section 9.04 thereof. This Revolving Loan Note may not be assigned by the Lender except as permitted by Section 9.04 of the Credit Agreement.

This Revolving Loan Note shall be construed in accordance with and governed by the law of the State of New York.

STONEMOR OPERATING LLC

By:
Name:
Title:

[Note: Add other Borrowers as signatories to the Note and the Credit Agreement]

Exh E-2

SCHEDULE OF LOANS AND PAYMENTS OR PREPAYMENTS

Date	Amount of Loan	Type of Loan	Interest Period/Rate	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

ANNEX H

Form of Compliance Certificate

[Please see attached]

EXHIBIT F

FORM OF COMPLIANCE CERTIFICATE

[Date]

The undersigned, [             ], hereby certifies that such Person is a Financial Officer of StoneMor Operating LLC, a Delaware limited liability company (the “Administrative Borrower”). This Compliance Certificate is being delivered pursuant to Section 5.01(c) of that certain Credit Agreement, dated as of August 4, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Administrative Borrower, and the other Borrowers party thereto, the Lenders party thereto and Capital One, National Association, as Administrative Agent. Capitalized terms used in this Compliance Certificate have the meanings set forth in the Credit Agreement unless specifically defined herein. This Compliance Certificate is being delivered in connection with the Partnership’s Financials for the fiscal [quarter] [year] ended [             ], 20[             ]. The undersigned does hereby certify, as of the date hereof, solely in such Person’s capacity as a Financial Officer of the Administrative Borrower and not in such Person’s individual capacity, for and on behalf of the Administrative Borrower, that:

1. I have reviewed the terms of the Credit Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of the Partnership and its Subsidiaries during the accounting period covered by the attached Financials [and such Financials delivered with this Compliance Certificate in accordance with Section 5.01(b) of the Credit Agreement present fairly in all material respects the financial condition and results of operations of the Partnership and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes]10.

2. No Default has occurred and is continuing [, except for such events or conditions listed on Schedule [        ] attached hereto].11

3. The financial information furnished on Schedule 1 attached hereto sets forth reasonably detailed calculations demonstrating compliance with Section 6.12 of the Credit Agreement as of the dates and for the period to which the Financials delivered herewith relate.

[Remainder of page intentionally left blank.]

[10]	Insert bracketed language if the Partnership is delivering financial statements pursuant to Section 5.01(b) of the Credit Agreement.
[1][1]

Insert bracketed language only if a Default has occurred and is continuing. The details of any Default and any action taken or proposed to be taken with respect to such Default should be specified on the Schedule.

The foregoing certifications are made and delivered as of the date set forth above.

STONEMOR OPERATING LLC

By:
Name:
Title:

Schedule 1

to Compliance Certificate12

I.	Consolidated EBITDA

Consolidated Net Income for such period	$

plus (a) without duplication, the following to the extent deducted in calculating such Consolidated Net Income):

(i) Consolidated Interest Expense	$

(ii) the provision for federal, state, local and foreign income taxes	$

(iii) depreciation and amortization expense	$

(iv) non-cash cost for Cemetery Property and real property sold	$

(v) non-cash compensation expense or other non-cash expense arising from the granting of any stock or unit option or similar arrangement or other unit-based or stock-based compensation	$

(vi) goodwill impairment	$

(vii) any non-recurring cash expenses, losses, costs and charges (including, without limitation, those relating to integration expenses, business optimization expenses and professional and other contract services); provided, that the aggregate amount of such expenses, losses, costs and charges shall not exceed (A) $13,937,000 for the measurement period ending June 30, 2017, (B) $13,627,000 for the measurement period ending September 30, 2017, (C) $17,000,000 for the measurement period ending December 31, 2017, (D) $16,328,000 for the measurement period ending March 31, 2018, and (E) $17,000, for each Measurement Period beginning on or after April 1, 2018;

$

(viii) [reserved]	$

(ix) cash expenses, costs and charges with respect to liability or casualty events to the extent insurance or indemnity recovery from a third party is actually received during such period, or is reasonably expected to be received within ninety (90) days (or such later date as the Administrative Agent may agree to in its reasonable discretion) following such period

$

(x) losses (including impairment charges relating to the sale of real property and other assets) from sales of assets (other than inventory and Cemetery Property sold in the ordinary course of business) and real property sold to the extent permitted under this Agreement (including real property sold pursuant to any Cemetery Non-Profit Management Agreement or Exclusive Management Agreement)

$

[12]	To the extent of any conflicts between the terms of this Schedule 1 to Compliance Certificate and the terms of the Credit Agreement, the terms of the Credit Agreement will control.

Exh F-3

(xi) reasonable fees, costs and expenses, without duplication, incurred in connection with(A) this Agreement and the other Loan Documents, including any amendment, restatement, supplement or other modification of this Agreement or any of the other Loan Documents and (B) to the extent permitted hereunder the issuance of Equity Interests by the Partnership

$

(xii) reasonable fees, costs and expenses, without duplication, incurred in connection with any Permitted Acquisition; provided, that the aggregate amount of such fees, costs and expenses shall not exceed $3,000,000 and

$

(xiii) any non-cash deferred financing fees expense written off in an aggregate amount for all periods ending after the Sixth Amendment Effective Date not to exceed $9,800,000	$

minus (b) without duplication, to the extent included in calculating such Consolidated Net Income

(i) extraordinary gains	$

(ii) gains from sales of assets (other than inventory and Cemetery Property sold in the ordinary course of business) and other real property sold to the extent permitted under the Credit Agreement (including real property sold pursuant to any Cemetery Non-Profit Management Agreement or Exclusive Management Agreement)

$

(iii) the amount of non-cash gains during such period (other than as a result of deferral of purchase price with respect to notes or installment sales contracts received in connection with sales of Cemetery Property)

$

(iv) federal, state, local and foreign income tax credits or refunds during such period	$

(v) the amount of any cash payment made during such period in respect of any noncash accrual, reserve or other non- cash charge that is accounted for in a prior period which was added to Consolidated Net Income to determine Consolidated EBITDA for such prior period and which does not otherwise reduce Consolidated Net Income for the current period

$

(vi) the amount of any recovery not so received within the 90 day period (or such longer period) set forth in clause (a)(ix) of this definition and any recovery payments which are made by third parties within the 90 day period (or such longer period) set forth in clause (a)(ix) of this definition to the extent added back to Consolidated Net Income in the prior period

$

Pro Forma Basis Adjustments	$

Consolidated EBITDA:[13]	$

[13]

All calculations of Consolidated EBITDA shall additionally be adjusted on a Pro Forma Basis to account for any Permitted Acquisitions or Equivalent Dispositions then being consummated, if applicable, as well as any other Permitted Acquisitions or Equivalent Dispositions consummated, on or after the first day of any related Calculation Period or Measurement Period, as applicable (as if consummated on the first day of such applicable Calculation Period or Measurement Period).

Exh F-4

Minimum Consolidated EBITDA. Commencing with the fiscal quarter ending on March 31, 2018, the Partnership will not permit the Consolidated EBITDA for the Measurement Period ending on the last day of the fiscal quarter set forth below under the caption “Fiscal Quarter” to be less than the amount set forth below under the caption “Minimum Consolidated EBITDA” and corresponding to such fiscal quarter:

Fiscal Quarter	Minimum Consolidated EBITDA
March 31, 2018	$18,000,000
June 30, 2018	$13,000,000
September 30, 2018	$2,500,000
December 31, 2018	($3,000,000)
March 31, 2019	$1,000,000
June 30, 2019	$3,500,000
September 30, 2019	$8,000,000
December 31, 2019	$8,250,000
March 31, 2020	$9,250,000

Exh F-5

Exhibit 99.1

CONTACT:	John McNamara
Director - Investor Relations
StoneMor Partners L.P.
(215) 826-2945

STONEMOR PARTNERS L.P. SECURES BANK WAIVER AND $35 MILLION FINANCING FACILITY

FILES 10-Q FOR 2018 FIRST QUARTER AND PROVIDES OPERATING UPDATE

TREVOSE, PA – February 4, 2019 – StoneMor Partners L.P. (NYSE: STON) (“StoneMor” or the “Partnership”), a leading owner and operator of cemeteries and funeral homes, today announced a number of key financial and operational updates representing further steps forward in its ongoing turnaround effort. These steps include a waiver and amendment of certain loan covenants, growth financing from its largest investor and the completion of an extensive review of its asset base.

Joe Redling, StoneMor’s President and Chief Executive Officer, said, “We continue to make progress with our efforts to revitalize the business and position StoneMor for future success. Securing the waiver is an important step and we are grateful to our lenders for their continued support as we get current with our financial statements. The new facility from our largest unitholder, Axar Capital, brings greater financial flexibility to our turnaround efforts and we plan to use these funds to manage the business, continue our reorganization and drive long-term growth. The findings of a comprehensive asset review also reinforce our belief that StoneMor’s portfolio of assets contains a significant number of properties that are attractive and valuable. The insights obtained will help us better deploy capital within a more focused investment, development and divestiture strategy to strengthen the business.”

Key Bank Waiver and Amendment Obtained

The Partnership has obtained from its lenders a waiver and amendment of certain loan covenants under its senior credit facility that, among other things:

•

Extends to February 6, 2019 the date by which the Partnership must file its Form 10-Q for the fiscal quarter ended March 31, 2018, and to February 15, 2019 for the quarters ended June 30, 2018 and September 30, 2018

•

Removes the financial covenant regarding the Partnership’s maximum Consolidated Secured Leverage Ratio and minimum Fixed Charge Coverage Ratio and replaces both with a minimum Consolidated EBITDA covenant

1

•	Progressively increases the Applicable Rate and adds ticking fees for credit facility loans

•	Changes the Stated Maturity Date of credit facility to May 1, 2020 from August 4, 2021

Financing Signed with Axar Capital

As contemplated by the recent amendment to its credit facility, the Partnership has added a “last out” senior secured credit facility with Axar Capital Management for up to $35.0 million. The proceeds of the facility will be used to finance the working capital needs and for other general corporate purposes to drive improvements in sales.

Additional details of the financing facility include:

•	Interest rate of 8.0% per annum

•	Availability of the last $10 million of the facility is subject to delivery of a fairness opinion

•	Maturity date substantially the same as the bank’s senior credit facility

•	$700,000 in OID at closing, plus additional interest of $700,000 to be paid at the termination and payment in full of the facility

The Partnership’s board of directors has separately approved an amendment to the voting and standstill agreement and director voting agreement with Axar to permit Axar funds to acquire up to 27.5% of the Partnership units.

The Partnership also noted it has initiated the process to evaluate options for a complete refinancing of its existing credit facility. The Partnership has retained an investment advisor to assist in the process.

Asset Review Completed

The Partnership completed a detailed review of its more than 400 properties across 27 states and Puerto Rico, obtaining insights into individual financial and operational performance, local market dynamics, current industry trends, including cremation, the impact of clustering efforts and growth opportunities.

Jim Ford, StoneMor’s Chief Operating Officer, commented, “More than two thirds of our cemetery and funeral home properties are assets with attractive financial and operational metrics. The review demonstrated, for example, the top two-thirds of our properties, which primarily account for more than 75% of property level billings, generate substantial profit potential before consideration of corporate and administrative expenses, with average property level profit margins primarily between 25% and 30%. We also identified the bottom third properties that are marginally unprofitable in the aggregate. We believe if we emulate the practices of our most profitable properties, many of our other properties can generate improved levels of profitability. This will be one of the key areas of focus for our three recently appointed Divisional Presidents.”

Because StoneMor does not generate GAAP financials on a property by property basis, the estimate of property level profit margins is a non-GAAP financial measure. The actual GAAP reported financial results and future results of top properties may not be consistent with this review, and the Partnership may not be able to improve the performance of those properties. Total operating results will be the result of the aggregation of all properties, including the lower performing one-third which are, in the aggregate, marginally unprofitable as currently operated. These properties, while retaining local or regional value, may not fit with StoneMor’s long-term strategy and the Partnership may choose to divest them over time.

2

First Quarter 10-Q Filed - Cost Savings Identified

The Partnership also announced it has filed its Form 10-Q for the three months ended March 31, 2018 with the Securities and Exchange Commission (the “SEC”). Investors are encouraged to read the quarterly report, which can be found at www.stonemor.com.

Revenues of $77.9 million were in line with preliminary results previously disclosed. Since reporting preliminary results on November 1, 2018, the Partnership identified various weather related inventory deterioration which resulted in impairment charges of approximately $1.9 million for the three months ended March 31, 2018 and are recorded in cost of goods. Included with these weather related impairments, and as a result of enhanced inventory control procedure, the Partnership determined that certain merchandise was damaged or deemed impractical for use which resulted an estimated total impairment to other assets on the balance sheet of approximately $5 million which is included in other losses.

Net loss was $17.8 million for the three months ended March 31, 2018 compared to a net loss of $8.6 million for the prior year period. The increased loss was driven largely by increases in costs of goods and the impairment charges previously described, as well as the impact of higher corporate overhead related to professional fees associated with delayed financial filings and legal costs.

Redling continued, “Our reorganization to drive greater accountability and improved performance continues. We have put in place key elements of our long-term plan, including decentralizing control to three Divisional Presidents, eliminating additional layers of management in the field and completing a major assessment of corporate expenses that we expect to result in savings of more than $20.0 million during 2019. It will take additional time to deliver the full results we seek from these initiatives. While many of the benefits of the identified cost reductions will occur throughout the year, last week we completed a 20% reduction in force at the Corporate Office in Trevose, Pa. These decisions are always difficult, but it was a key area of focus as we continue to streamline operations and eliminate redundancies. While our first quarter results demonstrated some stability in sales in 2018, the reorganization efforts combined with cost cutting measures did have a disruptive impact during the second half of 2018, but we believe the actions taken will support improvements in 2019.”

*    *    *

About StoneMor Partners L.P.

StoneMor Partners L.P., headquartered in Trevose, Pennsylvania, is an owner and operator of cemeteries and funeral homes in the United States, with 322 cemeteries and 91 funeral homes in 27 states and Puerto Rico.

StoneMor is the only publicly traded death care company structured as a partnership. StoneMor’s cemetery products and services, which are sold on both a pre-need (before death) and at-need (at death) basis, include: burial lots, lawn and mausoleum crypts, burial vaults, caskets, memorials, and all services which provide for the installation of this merchandise. For additional information about StoneMor Partners L.P., please visit StoneMor’s website, and the investors section, at http://www.stonemor.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release, including, but not limited to, information regarding the expected timing of filings, completion of the bridge loan facility and operational improvements, are forward-looking statements. Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on management’s current expectations and estimates. These statements are neither promises nor guarantees and are made subject to certain risks and uncertainties that could cause actual results to differ materially from the results stated or implied in this press release. StoneMor’s major risks are related to uncertainties associated with the cash flow from pre-need and at-need sales, trusts and financings, which may impact StoneMor’s ability to meet its financial projections, service its debt and resume paying distributions, as well as with StoneMor’s ability to maintain an effective system of internal control over financial reporting and disclosure controls and procedures.

StoneMor’s additional risks and uncertainties include, but are not limited to: the consequences of the Partnership’s delinquent filing of its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2018 (the “First Quarter 10-Q”), June 30, 2018 (the “Second Quarter 10-Q”) and September 30, 2018 (the “Third Quarter Form 10-Q” and, collectively with the First Quarter 10-Q and the Second Quarter 10-Q, the “Delinquent Reports”), including that the U.S. Securities and Exchange Commission could institute an administrative proceeding seeking the revocation of the registration of the Partnership’s common units under the Exchange Act, and that the Partnership remains delinquent in its required filings with the New York Stock Exchange (“NYSE”) and could ultimately face the possible delisting of its common units from the NYSE; ; the potential for defaults under the Partnership’s amended credit facility if the Delinquent Reports are not filed within periods specified therein or the indenture governing its senior notes if the Partnership fails to file them within 120 days after notice from the trustee under the indenture; the Partnership’s ability to obtain relief from its creditors if it cannot file the Delinquent Reports within the periods prescribed by the Partnership’s amended credit facility or within 120 days after notice from the trustee under the indenture governing its senior notes, the terms on which such relief might be granted and any restrictions that might be imposed in connection with any relief that might be obtained; uncertainty associated with the consummation of the Partnership’s reorganization transactions StoneMor’s ability to successfully implement its strategic plan relating to achieving operating improvements, including improving sales productivity and reducing operating expenses; the effect of economic downturns; the impact of StoneMor’s significant leverage on its operating plans; the decline in the fair value of certain equity and debt securities held in StoneMor’s trusts; StoneMor’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; increased use of cremation; changes in the death rate; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; StoneMor’s ability to successfully compete in the cemetery and funeral home industry; litigation or legal proceedings that could expose StoneMor to significant liabilities and damage StoneMor’s reputation, including but not limited to litigation and governmental investigations or proceedings arising out of or related to accounting and financial reporting matters; the effects of cyber security attacks due to StoneMor’s significant reliance on information technology; uncertainties relating to the financial condition of third-party insurance companies that fund StoneMor’s pre-need funeral contracts; and various other uncertainties associated with the death care industry and StoneMor’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in StoneMor’s Annual Report on Form 10-K and the other reports that StoneMor files with the Securities and Exchange Commission, from time to time. Except as required under applicable law, StoneMor assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

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